Form 20-F
period 2026-03-31
TOYOTA MOTOR CORP/
filed 2026-06-10
CIK 1094517

As filed with the U.S. Securities and Exchange Commission on June 10, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended:
March 31
,
2026
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
13,033,931,974 shares of common stock (including
355,369,125
 shares of common stock in the form of American Depositary Shares) as of March 31, 2026
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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
U.S. GAAP ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board ☒      Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year referred to. All other references to years refer to the applicable calendar year unless the context otherwise requires. Unless the context otherwise requires or as otherwise expressly stated, references in this prospectus supplement to “TMC” refers to Toyota Motor Corporation, “Toyota,” “we,” “us,” “our” and similar terms refer to Toyota Motor Corporation and its consolidated subsidiaries, as a group, and as of March 31, 2026, “Toyota Group” refers to Toyota Motor Corporation, Toyota Industries Corporation (“Toyota Industries”), Aichi Steel Corporation, JTEKT CORPORATION, Toyota Auto Body Co., Ltd., Toyota Tsusho Corporation, AISIN CORPORATION, DENSO Corporation, TOYOTA BOSHOKU CORPORATION, TOYOTA FUDOSAN CO., LTD., TOYOTA CENTRAL R&D LABS., INC., Toyota Motor East Japan, Inc., Toyoda Gosei Co., Ltd., Hino Motors, Ltd. (“Hino”), Daihatsu Motor Co., Ltd. (“Daihatsu”), Toyota Housing Corporation, Toyota Motor Kyushu, Inc. and Woven by Toyota, Inc. (“Woven by Toyota”), collectively. However, effective April 1, 2026, Hino ceased to be a consolidated subsidiary of TMC, and references in this annual report to “Toyota,” “we,” “us,” “our,” the “Toyota Group” and similar terms, when used in respect of any date or period on or after April 1, 2026, exclude Hino. Notwithstanding the foregoing, certain Hino-brand vehicles continue to be manufactured by our consolidated subsidiaries on or after April 1, 2026, and consolidated vehicle sales for periods on or after such date include such Hino-brand vehicles manufactured by our consolidated subsidiaries.

Toyota’s consolidated financial statements in this annual report have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”). IFRS Accounting Standards also includes International Accounting Standards (“IASs”) and the related interpretations of the interpretations committees (SIC and IFRIC). As such, we make an explicit and unreserved statement of compliance with IFRS Accounting Standards with respect to our consolidated financial statements as of and for the fiscal years ended March 31, 2024, 2025, and 2026 included in this annual report.

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

In the highly competitive automotive industry, it is critical to maintain and develop a brand image and reputation. In order to do so, it is necessary to further increase stakeholders’ confidence by ensuring that Toyota, the Toyota Group and their suppliers thoroughly comply with laws and regulations, provide safe, high-quality products that meet customer preferences and demand, as well as timely and appropriately disseminate information to stakeholders. It is also becoming increasingly important for companies to contribute to sustainability. However, the Toyota Group cannot ensure that it or its suppliers do so in all cases. For instance, at the consolidated subsidiary level, Hino and Daihatsu announced vehicle model certification issues in March 2022 and in April 2023, respectively. In addition, Toyota Motor Corporation investigated certain of its model certification applications as per instructions from the Ministry of Land, Infrastructure, Transport and Tourism of Japan (“MLIT”) on January 26, 2024. Toyota Motor Corporation has confirmed that since 2014 seven models, including some that have already been discontinued, were tested as part of such applications using methods that differed from government standards, and it reported this to the MLIT on May 31, 2024. In July 2024, Toyota Motor Corporation received a correction order from the MLIT regarding its model certification applications.

Following on-site investigations, the MLIT indicated eight new cases involving seven vehicles that did not comply with the standards. In August 2024, Toyota Motor Corporation submitted a report on measures to prevent recurrence of such conduct to the MLIT. See “Item 4. Information on the Company — 4.B Business Overview — Legal Proceedings” for further discussion of these and related matters.

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

Risks associated with climate change are subject to increasing societal and political, including regulatory, focus in Japan and globally. These risks include the physical risks of climate change and risks from the transition to a lower-carbon economy.

The physical risks of climate change include both acute, event-driven risks such as those relating to hurricanes, floods, tornadoes, drought, and wildfires as well as longer-term weather patterns and related effects, such as sustained higher temperatures and sea level rise. While Toyota has a Business Continuity Plan (“BCP”), in addition to large-scale disasters due to extreme weather conditions, the increase and intensification of severe weather events such as heat waves is expected to increase the risk of heat stroke and water shortages due to drought. Such severe weather events and other natural conditions have in the past harmed, and may in the future again harm, Toyota’s employees or its facilities and other assets, as well as those of Toyota’s suppliers and other business partners, thereby adversely affecting Toyota’s production, sales or other operational capacities. Large-scale disasters and other events may also adversely affect the financial condition of Toyota’s customers, and thereby demand for its products and services.

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

Furthermore, Toyota has published disclosures on climate-change related matters relating to its business and its partners. Such disclosures include forward-looking statements based on Toyota’s expectations and assumptions, involving substantial discretion and forecasts about costs and future circumstances, which may prove to be incorrect. In addition, Toyota’s initiatives relating to climate change may not have the intended results, and estimates concerning the timing and cost of implementing, and ability to meet, stated goals are subject to risks and uncertainties. As a result, Toyota may not be able to meet its goals, including those set forth in this report, on expected timing or within expected costs.

In particular, progress toward achieving Toyota’s climate-related targets requires significant investment of resources and management time, as well as further improvement of compliance and risk management systems, internal controls and other internal procedures. Toyota’s ability to achieve its climate-related goals, which are to be pursued over the long-term and are inherently aspirational, is subject to numerous risks and uncertainties, many of which are outside of Toyota’s control, such as changes in environmental and energy regulation and policy, the pace of technological change and innovation, and the actions of Toyota’s customers and competitors. Any failure, or perceived failure, by Toyota to achieve its climate-change related goals, including those set forth in this report, could adversely impact its reputation, financial condition, results of operations, cash flows and prospects. For a further discussion of risks associated with climate change, see “Item 4. Information on the Company — 4.B Business Overview — Climate Change-related Disclosures.”

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

Toyota believes that its use of certain derivative financial instruments including foreign exchange forward contracts and interest rate swaps and increased localized production of its products have reduced, but not eliminated, the effects of interest rate and foreign currency exchange rate fluctuations. Nonetheless, a negative impact resulting from fluctuations in foreign currency exchange rates and changes in interest rates may adversely affect Toyota’s financial condition, results of operations, cash flows and prospects. For a further discussion of currency and interest rate fluctuations and the use of derivative financial instruments, see “Item 5. Operating and Financial Review and Prospects — 5.A Operating Results — Overview — Currency Fluctuations,” “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” and notes 9 and 20 to Toyota’s consolidated financial statements.

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

Similarly, many governments also impose tariffs and other trade barriers, taxes and levies, or enact export, price or exchange controls. For example, in 2025, a significant increase in tariffs on exports to the United States, including tariffs specifically related to the automotive industry, were announced. Such elevated tariff rates remain in effect as of the date of this report. We cannot predict the timing, duration, scope or extent of any future changes to such tariffs and trade policies, or of other tariffs or trade-related actions. In addition, export controls governing components incorporated into certain vehicles also have been enacted. The recently announced tariffs and trade actions have increased the cost of our products and may cause stagnation in demand for them in the future. They have also adversely affected our supply chains and distribution networks, which negatively impacts our production and sales. The effects described above are primarily focused in the United States, but they are not limited to the United States, given our cross-border operations. Should the current situation continue for an extended period, it could potentially negatively impact not only us but other participants in the entire automotive industry as well as related industries, which could in turn further adversely affect our financial condition, results of operations, cash flows and prospects. Furthermore, our efforts to mitigate the impact of such tariffs or trade-related actions may themselves require us to incur costs and dedicate management attention.

Toyota may become subject to various legal proceedings.

Toyota may become subject to legal proceedings in respect of various issues, including issues relating to the topics discussed in “— The automotive industry is subject to various laws, regulations and governmental actions,” as well as product liability and infringement of intellectual property. Toyota may also be subject to legal proceedings brought by its shareholders and governmental proceedings and investigations. Toyota is in fact currently subject to a number of pending legal proceedings and government investigations. A negative outcome in one or more of these pending legal proceedings could adversely affect Toyota’s reputation, brand image, financial condition, results of operations, cash flows and prospects. For a further discussion of governmental regulations, see “Item 4. Information on the Company — 4.B Business Overview — Governmental Regulation, Environmental and Safety Standards” and for legal proceedings, please see “Item 4. Information on the Company — 4.B Business Overview — Legal Proceedings.”

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

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

Toyota Motor Corporation is a joint-stock company with limited liability incorporated under the Commercial Code of Japan and continues to exist under the Companies Act of Japan (the “Companies Act”). Toyota commenced operations in 1933 as the automobile division of Toyota Industries (formerly Toyoda Automatic Loom Works, Ltd.). Toyota was incorporated as a separate company in August 1937. In 1982, the Toyota Motor Company and Toyota Motor Sales merged to form the present Toyota Motor Corporation. As of March 31, 2026, Toyota operates through 602 consolidated subsidiaries (including structured entities) and 159 associates and joint ventures accounted for by the equity method.

See “Item 4. Information on the Company — 4.B Business Overview — Capital Expenditures and Divestitures” for a description of Toyota’s principal capital expenditures and divestitures between April 1, 2023 and March 31, 2026 and information on Toyota’s principal capital expenditures and divestitures currently in progress.

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

4.B BUSINESS OVERVIEW

Toyota primarily conducts business in the automotive industry. Toyota also conducts business in the financial services and other industries. Toyota sold 9,595 thousand vehicles in fiscal 2026 on a consolidated basis. Toyota had sales revenues of ¥50,684.9 billion and net income attributable to Toyota Motor Corporation of ¥3,848.0 billion in fiscal 2026.

Toyota’s business segments are automotive operations, financial services operations and all other operations. The following table sets forth Toyota’s sales to external customers in each of its business segments for each of the past three fiscal years.

	Yen in millions
	Year Ended March 31,
	2024	2025	2026
Automotive	41,080,731	42,996,299	45,201,924
Financial Services	3,447,195	4,437,827	4,819,003
All Other	567,399	602,578	664,026

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

	Yen in millions
	Year Ended March 31,
	2024	2025	2026
Japan	10,193,556	10,719,120	10,985,614
North America	17,624,268	18,930,253	20,661,490
Europe	5,503,738	6,110,052	6,464,911
Asia	7,604,269	7,903,360	7,966,455
Other*	4,169,494	4,373,919	4,606,482

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

During fiscal 2026, 21.7% of Toyota’s automobile unit sales on a consolidated basis were in Japan, 30.6% were in North America, 12.3% were in Europe and 18.3% were in Asia. The remaining 17.1% of consolidated unit sales were in other markets.

The Worldwide Automotive Market

Toyota estimates that annual worldwide vehicle sales totaled approximately 92 million units in 2025.

Automobile sales are affected by a number of factors including:

•	social, political and economic conditions;

•	introduction of new vehicles and technologies;

•	vehicle prices, costs incurred by customers to purchase and operate automobiles; and

•	Supply chain disruptions arising from geopolitical risks

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and in individual categories of automobiles. Looking at the global economy in fiscal 2026, the U.S. economy remained resilient, supported principally by stable personal consumption. In China, fiscal policy measures, including economic stimulus packages, provided underlying support. As a result, according to our research, the global economy maintained a growth rate of around 3%.

Meanwhile, in the automotive market, government policies and consumer stimulus measures across various countries bolstered demand, and the market continued to expand at a steady pace.

Looking at the economies of major countries, in the United States, despite adverse conditions such as shifts in trade policy, the economy maintained solid performance, supported by resilient personal consumption. The Chinese economy maintained year-over-year growth, supported by resilient exports and fiscal policy measures; however, underlying domestic demand lacked momentum. In Europe, the economy accelerated from the previous year. Against a backdrop of moderated inflation and a stable employment environment, personal consumption served as the primary driver of growth. In Japan, the economy shifted from negative growth in the previous year to positive growth in 2025.

Amid this environment, the global automotive market maintained a pace of expansion in 2025, with a year-on-year increase of 3%.

In North America, new vehicle sales were approximately 19.90 million units, an increase from the previous year. In Europe, new vehicle sales increased from the previous year to approximately 18.60 million units. New vehicle sales in the Chinese market totaled approximately 26.60 million units, remaining largely flat compared to the previous year. Emerging markets also continued on an upward trend. In India, in addition to underlying market strength, the revised Goods and Services Tax enacted in the second half of 2025 boosted automobile demand.

The share of each market across the globe, which Toyota estimates based on the available automobile sales data in each country and region information, was 29% for China, 22% for North America (including Mexico and Puerto Rico), 20% for Europe, 4% for Asia (excluding Japan, South Korea and China), and 10% for India and the Middle East.

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

TPS was established based on two concepts: Jidoka, which can be loosely translated as “automation with a human touch,” — an idea of stopping equipment immediately when a problem occurs, in order to prevent defective products from being produced — and “Just in Time” (“JIT”), a concept based on the idea that “each process produces only what is needed for the next process in a continuous flow.” Based on the basic philosophies of jidoka and JIT, through TPS, Toyota aims to efficiently and quickly produce vehicles of sound quality, one at a time, to fully satisfy customer requirements.

Toyota believes that improving upon TPS is essential to its future survival. Toyota has introduced TPS into development departments and administrative departments. Toyota applies TPS to its development departments not only to shorten development times and reduce costs, but also to develop our human resources, thus leading to the manufacturing of ever-better cars that customers will love.

Toyota Group Vision

Chairman Akio Toyoda unveiled the Toyota Group Vision in January 2024. By outlining the direction the Toyota Group should take and putting forth a vision and set of values to which all Toyota Group members can refer, we aim to empower everyone at the genba (front lines) to engage in autonomous action that is consistent with the common vector defined for the Group. Since announcing the vision, we have been advancing numerous initiatives to entrench this vision and the associated values throughout the organization. At the Groupwide level, Chairman Toyoda met with frontline leaders at Group companies to take part in frank discussions and provide advice. He also attended meetings of Daihatsu dealer representatives to gather input from dealers and customers so as to better understand actual conditions and issues on a genchi genbutsu (on-site, hands-on experience) basis. At Toyota Motor Corporation, meanwhile, steps have been taken to share our vision and values among members of management and frontline staff through the ongoing issuance of messages from then-President Koji Sato to employees, labor-management discussions, and regular visits to frontline organizations by management. Through these concerted efforts, we seek to foster an appropriate workplace environment. The Group Vision represents the direction the Toyota Group should take and the vision and values to which all Toyota Group members can return.

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

次の道を発明しよう

Inventing our path forward, together

誰かを思い、力を尽くそう。
Aim high and care deeply.

仲間を信じ、支えあおう。
Trust and uplift your colleagues.

技を磨き、より良くしよう。
Endlessly improve your craft.

誠実を貫き、正しくつくろう。
Honesty first, integrity always.

対話を重ね、みんなで動こう。
Connect and collaborate.

Product-centered Management

The challenges our industry faces — carbon neutrality, connected mobility, and AI — cannot be solved by a single company acting alone. True breakthroughs emerge from synergies created when diverse people with varying perspectives collaborate and engage in lively discussion. We believe that co-creating in this manner is key to shaping the future.

A good example is our recent collaboration on battery technology. Through continued development efforts, Toyota has successfully reduced the size of its all-solid-state batteries by one-third compared with conventional batteries while maintaining performance. These batteries are compact and lightweight, offering both short charging times and exceptional durability, and are targeted for commercialization between 2027 and 2028. This battery technology will enhance the flexibility of battery electric vehicles (“BEV”) proportions and packaging, enabling designs that strike a better balance between aesthetics and performance.

BEVs are just one pillar of Toyota’s multi-pathway strategy for becoming carbon neutral. We are working with our partners on the development of carbon-neutral fuels such as biofuels and synthetic fuels, striving to lower the CO2 emissions of our existing vehicles. We also see great potential in hydrogen. For commercial vehicles, we are collaborating with Daimler Truck Holding AG, and for passenger vehicles, we are working with BMW, as well as the governments in Fukushima and Tokyo, to expand the use of hydrogen in both markets. In Japan, with the support of the government, we have begun introducing light-duty fuel-cell trucks for logistics in regions such as Fukushima and Tokyo. By promoting the wider adoption of hydrogen in commercial vehicles, which consume large amounts of fuel, we aim to accelerate infrastructure development to help contribute to the realization of a hydrogen society wherein hydrogen fuel can be stable and reliable.

Furthermore, we are expanding the possibilities of mobility across land, sea, air, and space. Our collaboration with Joby Aviation, Inc. (“Joby”) on Joby’s electric vertical take-off and landing aircraft (eVTOL)

has the potential to transform people’s sense of distance and time, and we are working with them to steadily progress to open up a new dimension of mobility. Furthermore, we are venturing into the satellite and rocket fields with Interstellar Technologies Inc. and are also working to provide solutions to terrestrial issues through satellite communication.

The ultimate goal of automated driving and Software Defined Vehicles (“SDV”) is to realize a world with zero traffic accidents. Driving assist technologies and automated driving are expected to further reduce the number of accidents, but responding to unpredictable situations such as sudden obstacles emerging from blind spots requires information from the infrastructure side. We are building a system that integrates vehicles, people, and infrastructure, enabling the prediction and prevention of accidents before they occur. Demonstrations are already underway in Japan and China, and we are working steadily toward realizing a safe and secure mobility society in collaboration with many partners.

In addition, Toyota Research Institute, Inc. (“TRI”) is taking on the challenge of developing AI robots that work and grow together with humans as partners, rather than simply replacing them. To accelerate demonstrations and the advancement of these technologies, we are leveraging Woven City, a mobility test course. Woven City, which held its grand opening in 2025, brings together partners, universities, start-ups, research institutions, and other diverse partners to turn innovative ideas into reality. From here, Woven City will pave the way toward the next generation of mobility.

Today, Toyota has outstanding partners who share our vision and are committed to creating the future together. They are likeminded allies who share a long-term perspective and the belief that collaboration accelerates progress. Together with these partners, we will realize the future of mobility and the sustainable growth of society.

Region-centered Management

The foundation of Toyota’s region-centered management is the concept of “best in town.” This concept does not aim to maximize global sales volume or market share. Instead, it reflects our commitment to remain the company that stays closest to customers’ daily lives and earns their trust in each community. Mobility is an integral part of everyday life. By continuing to address the unique challenges and expectations of each region, we believe we can achieve sustainable, long-term growth. Being recognized globally and being needed locally are not always the same. Toyota has achieved the former by steadily accumulating the latter. “Best in town” expresses this management approach. “Best in town” does not simply mean providing high-quality products. It means understanding customers’ lifestyles, culture, road conditions, climate, and values and providing mobility that best fits each region. Even the same vehicle may be used differently depending on the environment. Cold climates, deserts, urban areas, and rural communities require different performance and value. For this reason, rather than applying uniform global strategies, we emphasize systems that allow decisions and actions to be made locally.

This philosophy extends beyond product planning and design to sales and after-sales services. Dealers around the world serve not only as sales locations but also as our closest points of contact with customers. Feedback gathered through daily dialogue serves as the starting point for product improvements and new initiatives. For Toyota, volume and share ultimately represent the trust we build with customers. The accumulation of this trust has supported our business over the long term.

Toyota operates by dividing the world into eight major regions and managing each business based on the characteristics of those regions. Economic conditions, social issues, and levels of market maturity vary significantly from one region to another. For this reason, we have established a structure that enables each region to assess its own circumstances and customer needs and to make decisions and execute initiatives locally.

The cornerstone of this approach is our commitment to stay close to people’s lives and contribute to local communities through mobility. While the best solutions may differ by region, our overall direction remains the same. This approach remains consistent across both emerging and developed markets. Guided by our belief that “no one should be left behind,” Toyota has continued to offer a full global lineup. Leaders in each of the eight regions work closely with customers and local communities to deliver vehicles that best meet the needs of their respective markets.

As a result, we deliver vehicles to customers globally on the basis of a well-balanced business foundation, without depending too heavily on any particular region or market. Energy conditions differ by region, and the pace of electrification and vehicle usage also varies widely. The powertrains required in each market therefore differ as well. To ensure that customer choice is never limited, Toyota continues to enhance the appeal and competitiveness of all powertrains, including BEVs. In an uncertain environment, rather than trying to predict the future, we prepare a range of options to respond quickly to change.

Initiatives that begin in a single town and with a single customer are carried out by thousands of dealers around the world. By working together, Toyota has become a company chosen by customers globally. In addition to delivering high-quality products, Toyota is supported by the people who bring those products to customers in each region and build lasting relationships. Partnerships grounded in trust, credibility, and mutual understanding create value rooted in local communities and foster loyalty across generations.

Guided by our aim to be “best in town” and the mantra of “making ever-better cars,” we continue to evolve our vehicles by responding to the unique characteristics of each market and the needs of customers in every region. By maintaining a full global lineup and continuously evolving our vehicles to meet the needs of different eras and regions, we have produced many long-selling models, such as the Corolla and the Land Cruiser, that are loved by customers worldwide. Going forward, under its “best in town” philosophy, Toyota will remain deeply rooted in local communities, stay close to customers’ lives, and continue delivering products that are loved for generations as a mobility company.

Five-brands Strategy

At the Japan Mobility Show held in October 2025, we announced the launch of Century as a new brand alongside our Toyota, Lexus, Daihatsu, and GR brands. In particular, the “Century” brand’s goal is to share the pride of Japan with the world. Its name reflects the aspiration to shape the next 100 years, and through the creation of new value originating in Japan, Toyota aims to contribute to the realization of a sustainable and peaceful society.

We also introduced “TO YOU” as a brand concept in 2025 to represent the Toyota brand. Additionally, the IMV Origin, which we unveiled at Japan Mobility Show 2025, is deliberately shipped from the factory in an unfinished state, with final assembly carried out locally. This approach creates new jobs in vehicle assembly within the community and contributes to the development of employment opportunities and skills. In addition, by allowing flexible customization to suit a wide range of lifestyles and work needs, the IMV Origin aims to deliver mobility that best fits the unique conditions of each region.

By assuming roles that are both more clearly defined and complementary to one another, the Toyota Group’s brands will comprise a product lineup suitably diverse to meet the needs of each customer and offer them a wider range of options.

Continuous Improvement in Break-even Volume

In 2024 and 2025, we faced certification issues and a lack of capacity head-on and reinforced our operational foundations. As a result, we have rigorously enhanced safety standards and quality requirements and secured additional capacity, which has stabilized production. On the other hand, we have recently seen a significant rise in our break-even volume due to a combination of increases in investments in human resources and future-oriented investments and the impact of U.S. tariffs.

Therefore, we have initiated undertaking company-wide measures. First, we will increase earnings by reviewing fixed costs, achieving cost improvements, and initiating sales initiatives in all regions, groups, and in-house companies. Additionally, to boost productivity even further, we will encourage employees to reexamine their ways of working and pursue efficient, value-added work. For instance, we will step up our utilization of AI for routine tasks and low-value-added work so that personnel can focus on tasks only humans can perform, thereby heightening the “rate of value-added work.” In advancing the aforementioned measures, we will focus on improving our break-even volume by ensuring that the benefits of reinforcing our operational foundations are steadily reflected in our earnings power. Toyota needs a management structure that reliably generates earnings in both favorable and challenging operating conditions and thereby enables Toyota to continue pursuing joint growth initiatives with its stakeholders.

In our transformation into a mobility company, value chain businesses will play a crucial role. Providing continuous value to customers throughout the long ownership period after the sale of a new car, these businesses have steadily grown. This growth is thanks to the many different products we offer. Supported by strong brands forged through product- and region-centered management, our diverse product lineup has enabled us to have 150 million units in operation worldwide. The growth of our value chain businesses is also attributable to the strength of our products, including their ease of repair and our ability to supply parts for them, as well as to the efforts of frontline personnel engaged in services, sales finance, used car sales, and insurance to fully utilize the high residual value of each product. Going forward, in addition to the virtuous cycle of new cars and value chain businesses, we will further strengthen our earnings base by promoting the creation of new forms of value through software and diverse mobility services.

Across Toyota’s workplaces, starting with production sites, employees continue to tackle numerous challenges while striving every day to make “ever-better cars.” To translate these efforts into tangible results, management and the front lines (genba) will work together to create an environment that enables workplaces across Toyota, starting with production sites, to fully demonstrate their capabilities.

Automotive Operations

Toyota’s sales revenues from its automotive operations were ¥45,417.7 billion in fiscal 2026, ¥43,199.8 billion in fiscal 2025, and ¥41,266.2 billion in fiscal 2024.

Toyota produces and sells passenger vehicles, minivans and commercial vehicles such as trucks. Toyota Motor Corporation’s subsidiary, Daihatsu, produces and sells mini-vehicles and compact cars. Hino, which ceased to be a consolidated subsidiary of TMC effective April 1, 2026, produces and sells commercial vehicles such as trucks and buses. Toyota also manufactures automotive parts, components and accessories for its own use and for sale to others.

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

In fiscal 2024, Toyota launched the all-new Alphard and Vellfire, which were developed from a concept of “the joy of comfortable mobility” to create a space where everyone can share consideration and appreciation in all kinds of situations. To further contribute toward carbon neutrality, Toyota plans to introduce new plug-in hybrid electric vehicles (“PHEV”) in the future. Moreover, a new model has been added to the Century series, which has been sold for more than half a century as one of Japan’s representative chauffeur-driven vehicles. The new model is a next-generation chauffeur-driven vehicle that inherits Japanese aesthetics, quietness and hospitality, combines a human-centered approach, and dramatically evolves the rear-seat space to allow true comfort and elegant entry and exit. In Thailand, Toyota launched the Hilux Champ IMV 0, a new model of the IMV series. The pickup truck is regarded as a local favorite and integral to daily life in Thailand. Toyota decided to return to its origins and create an IMV pickup truck that meets the needs of customers. In addition, Toyota launched the all-new Lexus LBX. Redefining luxury with a stylishly compact size, it provides an engaging driving experience that instills a lasting desire to continue exploring the road ahead.

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

In fiscal 2026, Toyota launched the all-new 6th generation RAV4, which is an SUV built on the idea that “Life is an Adventure,” embodying a go-anywhere, do-anything spirit. While maintaining the RAV4’s signature solid and powerful design and packaging, it has been developed around the keywords Diversification, Electrification, and Intelligence. Arene, the software development platform, was leveraged for crucial UI (user interface) software, such as the cockpit. The Lexus brand unveiled the all-new 8th-generation ES as a forerunner in LEXUS’s next-generation electrification lineup. This model aspires to deliver a refined driving experience across every scene — further enhancing quietness and ride comfort while staying in tune with customer needs. In pursuit of carbon neutrality through a multi-pathway approach, both hybrid electric vehicles (“HEV”) and BEV powertrains are offered to meet a diverse range of mobility demands.

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

	Thousands of Units
	Year Ended March 31,
	2024		2025		2026
	Units	%	Units	%	Units	%
Japan	1,993	21.1%	1,991	21.3%	2,082	21.7%
North America	2,816	29.8	2,703	28.9	2,934	30.6
Europe	1,192	12.6	1,172	12.5	1,183	12.3
Asia	1,804	19.1	1,838	19.6	1,759	18.3
Other*	1,638	17.4	1,659	17.7	1,637	17.1

Total	9,443	100.0%	9,362	100.0%	9,595	100.0%

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

The following table sets forth Toyota’s vehicle unit sales and market share in Japan, North America, Europe and Asia on a retail basis for the periods shown. Each market’s total sales and Toyota’s sales represent new vehicle registrations in the relevant year (except for the Asia market where vehicle registration does not necessarily apply). All information on Japan excludes mini-vehicles. The sales information contained below excludes unit sales by Daihatsu and Hino, each a consolidated subsidiary of Toyota as of March 31, 2026. Vehicle unit sales in North America represents the combined total for the United States and Canada. Vehicle unit sales in Asia do not include sales in China.

	Thousands of Units
	Year Ended March 31,
	2024	2025	2026
Japan:
Total market sales (excluding mini-vehicles)	2,906	2,951	2,848
Toyota sales (retail basis, excluding mini-vehicles)	1,506	1,487	1,450
Toyota market share	51.8%	50.4%	50.9%

	Thousands of Units
	Year Ended December 31,
	2023	2024	2025
North America:
Total market sales	17,306	17,827	18,273
Toyota sales (retail basis)	2,475	2,572	2,767
Toyota market share	14.3%	14.4%	15.1%
Europe:
Total market sales	17,439	17,807	18,552
Toyota sales (retail basis)	1,174	1,217	1,229
Toyota market share	6.7%	6.8%	6.6%
Asia (excluding China):
Total market sales	11,024	10,928	11,556
Toyota sales (retail basis)	1,407	1,434	1,500
Toyota market share	12.8%	13.1%	13.0%

Japan

Japan is one of the leading countries with respect to technological innovation and improvements in the automotive industry and will continue to demonstrate such strength. Toyota strives to earn customer satisfaction by introducing products distinctive of Japan’s manufacturing ability, through the full lineup of Toyota brand vehicles, including not only passenger cars but also commercial and mini vehicles, as well as the advanced, premium Lexus brand. Furthermore, by advancing electrification centered on a multi-pathway strategy encompassing BEVs, PHEVs, fuel cell electric vehicles (“FCEV”), and HEVs, dealers and manufacturers will work together to realize a carbon-neutral society. Toyota endeavors to secure and maintain its significant share of and position atop the Japanese market. Toyota held a domestic market share (excluding mini-vehicles) on a retail basis of 51.8% in fiscal 2024, 50.4% in fiscal 2025, and 50.9% in fiscal 2026.

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

Toyota’s North American production capacities include the production of vehicle models such as the RAV4, Camry, Tacoma and Highlander through 14 manufacturing entities.

In 2025, Toyota Battery Manufacturing, North Carolina (“TBMNC”) began supplying batteries. TBMNC is Toyota’s eleventh U.S. plant and the company’s first and only battery plant outside of Japan. Batteries assembled at TBMNC are set to power the Camry HEV, Corolla Cross HEV, RAV4 HEV, and a yet-to-be-announced all-electric 3-row BEV. When the facility reaches full production, it will have 14 production lines supporting battery production for HEV, BEV and PHEV.

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

In terms of production, Toyota manufactures models such as the Hilux, Hiace, Corolla, Camry and Vios through 15 entities. Toyota’s plants in Thailand not only meet domestic demand, but also serve as a production base for locations inside and outside of the ASEAN region.

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

In terms of production, Toyota has been conducting a significant portion of its China business, including in relation to the production and sales of vehicles, through joint ventures. Toyota has two major joint venture partners in China, namely, China FAW Group Corporation and Guangzhou Automobile Group Co., Ltd. The joint venture with China FAW Group manufactures models such as the Avalon, Corolla, RAV4 and bZ3 and the joint venture with Guangzhou Automobile Group Co., Ltd. manufactures models such as the Camry, Frontlander, Highlander, Wildlander, and bZ3X.

Total vehicle unit sales in the Chinese market reached 27.73 million vehicles in 2025, representing 105.5% of that of 2024, and 26.28 million vehicles in 2024, representing 101.1% of that of 2023. In this market, Toyota’s new vehicle sales were 1.78 million vehicles in 2025, accounting for 100.4% of that of 2024, and 1.77 million vehicles in 2024, accounting for 93.1% of that of 2023. In 2025, the domestically produced passenger vehicle market in mainland China (24.02 million vehicles), Toyota had a 7.4% market share. Toyota has been expanding the distribution network for locally produced vehicles in cooperation with China FAW Group and Guangzhou Automobile Group under the names Tianjin FAW Toyota Motor Co., Ltd. and Guanqi Toyota Motor Co., Ltd., respectively, and for imported vehicles, Toyota has also been expanding primarily the Lexus brand sales network. Toyota seeks to increase sales by expanding the number of dealers and its product lineup. In addition, as the market in China develops and becomes more sophisticated, Toyota plans to promote so-called “Value Chain” businesses, such as used car sales, services, financing and insurance, so as to contribute to the development of a mobility society.

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

Production

As of March 31, 2026, Toyota and its affiliated companies produce automobiles and related components through more than 50 overseas manufacturing organizations in 27 countries and regions aside from Japan. Facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Poland, Thailand, China, Taiwan, India, Indonesia, South Africa, Argentina and Brazil. See “Item 4. Information on the Company — 4.D Property, Plants and Equipment” for a description of Toyota’s principal production facilities.

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

	Thousands of Units
	Year Ended March 31,
	2024	2025	2026
Japan	4,042	4,000	4,149
North America	1,976	1,958	2,050
Europe	846	811	815
Asia.	1,876	1,790	1,802
Other*	523	491	477

Total	9,263	9,049	9,293

*	“Other” consists of Central and South America and Africa.

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

Distribution

Toyota’s automotive sales distribution network is the largest in Japan. As of March 31, 2026, this network consisted of 226 dealers employing approximately 100 thousand personnel and operating approximately 4.2 thousand sales and service outlets. TOYOTA Mobility Tokyo Inc. is the only dealer owned by Toyota and the rest are independent.

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

Sales of Toyota vehicles in Japan had been conducted through four sales channels until April 2020, but from May 2020 shifted to a framework where all of its Japanese-market vehicle models are made available through all sales outlets in Japan. In addition, Toyota introduced the Lexus brand to the Japanese market in August 2005, and currently distributes the Lexus brand vehicles through a network of 191 new-vehicle sales outlets dedicated to the Lexus brand in order to enhance its competitiveness in the domestic luxury automotive market. The following table provides information on the dealer network as of March 31, 2026.

Dealers
Channel	Toyota Owned	Independent	Outlets
Toyota brand	1 company	225 companies	4,245 outlets
Lexus brand	23 outlets	168 outlets	191 outlets

Outside Japan, Toyota vehicles are sold through approximately 168 distributors in approximately 204 countries and regions. Through these distributors, Toyota maintains networks of dealers. The chart below shows the number of Toyota distributors as of March 31, 2026 by country and region:

Country/Region	Number of Countries	Number of Distributors
North America	4	5
Europe	55	29
China	1	4
Asia (excluding China)	20	20
Oceania	15	15
Middle East	16	14
Africa	54	48
Central and South America	39	40

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

BEV Strategies

Next-generation BEVs

Through our next-generation BEVs, we seek to change the future of cars. This will entail evolving the products we provide to customers. Through the integration of next-generation batteries and sonic technology, we aim to achieve a game-changing BEV driving range of 1,000 km.

Our next step will be to capture customers’ hearts with stylish designs. AI will be used to help ensure excellent aerodynamic performance, doubling the time that designers can devote to creating attractive cars.

Our BEVs will also offer a customizable ride feel. The Arene software platform and a full over-the-air system, which provides vehicle software updates via wireless transmission, will greatly expand the possibilities for enjoying cars. Moreover, Toyota will deliver exciting surprises and fun, like the manual electric vehicle, to its customers with technologies that only an automobile manufacturer can create.

Automobile bodies will be constructed in a new modular structure consisting of three main components. The finished automobiles are then assembled after each of the three modules is completed. This structure allows each module to be evolved separately, expediting action, particularly important in the race to develop better batteries. Furthermore, the use of giga casting will allow significant component integration, contributing to the reduction of vehicle development costs and plant investment.

The new modular structure and self-propelling production and other automation technologies will halve the number of processes required. Self-propelling production will be key to building next-generation BEVs. By greatly reducing the time and cost, as well as efforts on the part of production and technical staff required to modify plants and expand buildings whenever a new model is introduced, this technology will accelerate the launch of new products to market. Such new approaches to manufacturing, combined with the use of digital twin technology, are expected to halve production lead times.

We are advancing the integrated planning of our full global lineup of next-generation BEVs. In addition to efforts to increase product appeal, we will transform our manufacturing approaches to eliminate processes as well as reduce investment and lead times while securing earnings and increasing sales volume.

Toyota is targeting global BEV sales of 3.5 million units by 2030. This figure is shaped by customer demand and represents the base unit amount based on which supply systems will be prepared together with suppliers and dealers. However, we will adopt a flexible approach toward sales in recognition of the fact that it is customers who will ultimately decide what they purchase.

BEV Battery Development

The battery is the heart of the BEV. Just as the heart pumps blood through the body, the battery transfers electricity to the vehicle. As Toyota advances its efforts toward introducing next-generation BEVs, it is also evolving batteries with new technologies to meet customer expectations. The earnings of Toyota’s next-generation BEVs will be driven by our next-generation batteries, which will be developed with a focus on achieving world-leading levels of efficiency. Our development approach entails viewing batteries and vehicles as a set, and this approach is the starting point for the development of BEVs. Toyota’s development of both batteries and vehicles in-house provides an advantage in this area. The resources afforded by this advantage will be used to improve our product appeal to exceed customer expectations and secure earnings.

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

Notes:

1.

The performance version of next-generation batteries are being developed with Prime Planet Energy & Solutions Inc., while the popularization and high-performance versions of next-generation batteries and the all-solid-state battery for BEVs are being developed with Toyota Industries, combining the knowledge of the Toyota Group.

2.	The bZ4X referenced in this report refers to the 2022 model. The bZ4X underwent a partial update in October 2025.

Liquid Lithium-ion Battery Development

1. Next-generation Batteries: Performance Version

The next-generation BEVs will have a cruising range of 1,000 km.* For such cars, we are developing a performance-oriented rectangular battery to expand the degree of freedom in vehicle design. While increasing the energy density of the battery, we also aim to extend cruising range by improving vehicle efficiencies, such as aerodynamics and weight reduction, while at the same time reducing costs by 20% compared with the earlier bZ4X and achieving a quick charge time of 20 minutes or less (state-of-charge (“SOC”) =10–80%).

2. Next-generation Batteries: Popularization Version

Toyota is also developing good, low-cost liquid lithium batteries that will contribute to the widespread use of BEVs to provide customers with a variety of battery options. Bipolar structure batteries, which have been used in the Aqua and Crown hybrid vehicles, are now being applied to BEVs. These batteries use inexpensive lithium iron phosphate (LFP) and are expected to be commercialized. We are aiming for a 20% increase in cruising range* and 40% reduction in cost compared with the earlier bZ4X, as well as quick recharging in 30 minutes or less (SOC=10–80%). We are also considering installing these batteries in BEVs in the popularization price range.

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

In tackling these challenges, Toyota is drawing on approximately 30 years of battery production technologies honed through its HEVs along with bipolar nickel-metal hydride battery technology and expertise, precision coating used for FCEVs, and various digital technologies. Using all of these together, we are advancing development toward mass production.

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

The tradeoff, meanwhile, is thought to be a shorter battery life. Solid electrolytes repeatedly expand and contract as the battery charges and discharges, which can create cracks in the electrodes that inhibit the movement of ions between the cathode and anode. Toyota has discovered a new technology that overcomes this issue. Aiming for commercialization in 2027–2028, Toyota continues to advance product development and the development of mass production methods.

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

In October 2025, we announced a collaboration with Sumitomo Metal Mining Co., Ltd. (“Sumitomo Metal Mining”) aimed at mass production of cathode materials. Leveraging the company’s proprietary powder synthesis technology, we jointly developed a new cathode material with superior durability suited for all-solid-state batteries. Going forward, we will continue to draw on Sumitomo Metal Mining’s expertise accumulated over two decades of supplying cathode materials, as we work toward the supply and subsequent mass production of this newly developed material.

Establishment of a New Company

On February 5, 2025, Toyota announced that it will sign a comprehensive partnership agreement with the Shanghai municipal government in China regarding carbon neutrality. In addition, Toyota established Lexus (Shanghai) New Energy Co., Ltd., a new wholly owned company in Jinshan District in southwest Shanghai, to develop and produce BEVs and batteries.

Under this partnership with the Shanghai municipal government, Toyota hopes to contribute to the Chinese government’s goal of achieving carbon neutrality by 2060 in fields such as hydrogen energy, automated driving technology, and battery recycling and reuse. To drive the initiative forward, Toyota will establish a new company based on the belief that quicker supply of products that meet customers’ needs is important in China, where there is a high demand for new energy vehicles.

The newly formed company will develop a new BEV under the Lexus brand, with production scheduled to begin from 2027 onward. The initial production capacity will be around 100,000 units per year, and 1,000 new jobs are planned for the start-up phase.

Toyota has been working with partners such as China FAW Group Co., Ltd. and Guangzhou Automobile Group Co., Ltd. to bring smiles to customers in China. Going forward, Toyota will continue working together with all its partners to be a “best-in-town” company to achieve its goal of “producing happiness for all.” In doing so, we will forge ahead with our mission of transforming cars, monozukuri (manufacturing), and work to change the future with BEVs.

Hydrogen Business Strategies

We have seen significant global developments in the area of hydrogen business in recent years, with countries introducing policies and taking active steps with an eye toward 2030. To anticipate these rapid changes and respond to customer needs, we established in July 2023 a new business unit called Hydrogen Factory, which is able to make rapid decisions under one leader, from sales to development and production, all at once. The Hydrogen Factory is advancing business activities based on three key axes.

The first is localizing R&D and production in countries within the major markets. We are working to accelerate our efforts by establishing local bases, mainly in Europe and China. In Europe, Toyota Motor Europe NV/SA is engaged in the development of hydrogen fuel-cell systems and carries out production and external sales. In China, we have already established a development and production base in collaboration with Beijing SinoHytec Co., Ltd. This base began production of fuel cells in August 2024. Toyota began offering the fuel-cell unit installed in the Mirai passenger vehicle as a modular product to partners aiming to realize a hydrogen society. In recent years, as demand for commercial applications has expanded across various countries, sales of fuel-cell units have continued to grow year by year, reaching a global cumulative total of more than 3,000 units as of December 2025.

The second is strengthening alliances with leading partners. Hydrogen has been positioned as an important energy source in Toyota’s CO2 emissions reduction efforts in its quest to achieve carbon neutrality. To create a hydrogen-powered society, we are promoting the widespread adoption of fuel-cell products, including passenger and commercial fuel-cell electric vehicles as well as fuel-cell stationary generators. Through such initiatives, we are working with various industry partners in the areas of producing, transporting, and using hydrogen.

In Europe, Toyota announced a partnership with Daimler Truck Holding AG in May 2023. The scope of this partnership includes collaboration on hydrogen-related development. Furthermore, in September 2024, we unveiled plans to bolster coordination with BMW in the field of hydrogen, pursuing joint development and standardization of components to drive cost reductions. These components are also being considered for use in Toyota models going forward. In China, we entered into a partnership in November 2024 with GLP Investment (Shanghai) Co., Ltd. (GLP China) in the field of high-value-added green trunk-line logistics. In collaboration with leading domestic logistics companies For-U Smart Freight and Shenzhen Dekun Logistics Co., Ltd., we began operating 50 heavy-duty fuel-cell trucks in 2025. In Japan, in February 2024, we agreed with Chiyoda Corporation to jointly develop a large-scale water electrolysis system that produces hydrogen from water and electricity by applying the fuel-cell technology used in the Mirai. Preparations are underway for demonstrations to begin in 2026.

The third is enhancement of competitiveness and technologies. The next-generation (third-generation) fuel-cell unit currently under development aims to offer durability equivalent to twice that of the current generation and is designed to be virtually maintenance-free even under commercial vehicle operating conditions. Fuel efficiency and driving range have been improved by 20%, enabling travel between Tokyo and Osaka without refueling. We are developing dedicated units for both passenger and commercial applications, while standardizing cells to achieve lower costs. Our plan is to roll out this next-generation fuel-cell unit, capable of meeting a wide range of use cases, from passenger cars to commercial vehicles, starting in fiscal 2027.

At the same time, hydrogen remains a costly energy source. To expand its utilization, reducing its price is essential. To this end, Toyota is working with partners on technology for hydrogen production.

In 2023, DENSO Fukushima Co., Ltd. introduced an electrolysis system at its production plant. The system leverages fuel-cell technology from the Mirai and has a capacity of approximately 0.4 megawatts. Since April 2024, it has been supplying hydrogen to combustion furnaces within the plant and continues to be used.

The hydrogen production market is expected to grow rapidly both in Japan and overseas. To enhance scalability of hydrogen production equipment, Toyota is combining Chiyoda Corporation’s processing plant design expertise and large-scale plant construction technologies to develop large-scale electrolysis systems in the 5 megawatt to 20 megawatt range. In 2026, Toyota plans to build a facility called Hydrogen Park at its Honsha Plant and begin large-scale demonstration testing. Going forward, we will continue accelerating efforts toward commercialization.

Commercial Sector Initiatives

In Japan, Toyota established Commercial Japan Partnership Technologies Corporation (“CJPT”) in 2021 together with Isuzu Motors Limited, Hino, Suzuki Motor Corporation, and Daihatsu with the aim of contributing to the resolution of issues in the transportation industry and helping realize a carbon-neutral society.

We are working with shippers and logistics companies in Fukushima and Tokyo on the social implementation of electrification that utilizes heavy- and light-duty fuel-cell electric trucks and light-duty BEV trucks. As of the end of December 2025, approximately 200 fuel-cell electric trucks have hit the roads, supporting the daily lives of local people not only as general delivery vehicles but also as waste collection vehicles and school lunch delivery vehicles. In addition, around 180 fuel-cell electric buses are operating across Japan and are beginning to take root as part of local transportation infrastructure. From fiscal 2027, we will begin production of a new model, further promoting the utilization of hydrogen.

At the same time, the widespread adoption of fuel-cell commercial vehicles faces challenges, including reductions in vehicle costs, the expansion of hydrogen refueling infrastructure, and the lowering of hydrogen costs. To address these challenges, efforts are being undertaken through close collaboration between the public and private sectors.

In May 2025, the Ministry of Economy, Trade and Industry of Japan selected Fukushima, Tokyo, Kanagawa, Aichi, and Hyogo as priority regions for promoting the deployment of fuel-cell commercial vehicles. In response, Toyota and CJPT have started work on the following initiatives, aiming to ultimately roll them out nationwide.

•	Creation of massive hydrogen demand and new hydrogen utilization models through the deployment of heavy-duty fuel-cell electric trucks

•	Establishment of sales and operating environments in newly designated priority regions

•	Expansion of the lineup of fuel-cell commercial vehicles

•	Support for businesses working to reduce hydrogen costs

Development of Hydrogen Internal Combustion Engines

In 2025, Toyota’s efforts to race a Corolla equipped with one of its hydrogen engines currently in development entered their fifth year. Hydrogen engines work like modified versions of conventional gasoline engines powered by burning hydrogen directly as fuel. The fuel is 100% pure hydrogen, unmixed with gasoline. As no fossil fuels are burned, hydrogen-engine vehicles emit almost no CO2 when in operation — only that from the combustion of minute amounts of engine oil. The hydrogen engine is thus one option that offers great potential to contribute to carbon neutrality while making use of technologies for internal combustion engines built up over the decades and protecting engine-related jobs in the automotive industry.

In 2024, we took another step forward in the evolution of our hydrogen engines by increasing the durability of pumps, which had needed to be replaced numerous times in prior races; extending driving ranges by modifying tank shapes; automating the processes of switching CO2 collection units; and implementing other substantial improvements. This cemented the achievement of our target driving range of 30 consecutive laps.

In 2025, we conducted test drives of vehicles with small, highly efficient superconducting motors within their fuel tanks, improving tank capacity over 1.3 times. Going forward, this will lead to further improvements in cruising range and driving performance and a reduction in the volume of boil-off gas.

We are striving to practically implement superconductivity technology with the aim of further developing liquid hydrogen technology.

Toyota could not have taken on this initiative with liquid hydrogen alone. A portion of the liquid hydrogen used in the hydrogen engine-equipped Corolla in the 2023 Fuji 24 Hours Race was lignite-derived hydrogen produced and transported from Australia in the Suiso Frontier liquid hydrogen carrier built by Kawasaki Heavy Industries, Ltd. as part of the HySTRA project. In addition, the mobile liquid hydrogen station used at the circuit was jointly developed by Iwatani Corporation and Toyota. Moreover, the switch to liquid hydrogen fuel required the modification of many parts. In 2024, Toyota partnered with Japan Metals & Chemicals Co., Ltd. to develop an electricity supply system that used hydrogen storage alloy in order to address the boil-off gas* issues faced with prior liquid hydrogen fueling systems. A concept model of an engine that reused boil-off gas produced during driving as fuel or for generating electricity was displayed at the final race of the Super Taikyu Fuji Final 4 Hour Race, attracting individuals with similar ambitions to join us in the development process. Through cooperation with our numerous partners, the liquid hydrogen-fueled Corolla successfully completed the race, and, as a result of such efforts, our number of partners has grown from eight companies in May 2021 to 60 companies by the end of the 2025 season.

*	Vaporized hydrogen produced due to the evaporation of liquid hydrogen fuel contained within tanks as a result of natural influx of outside heat

The scope of hydrogen engine development is expanding beyond motorsports. For example, a verification test of a hydrogen-powered Hiace was conducted on public roads in Australia from the end of 2023. In addition, Japan’s first verification test of a mobile liquid hydrogen fueling system was carried out at the Iwatani Hydrogen Station in Kariya City, Aichi Prefecture, in 2024.

Toyota will continue in its efforts to expand the possibilities of hydrogen engines. Aiming to contribute to the realization of a carbon-neutral society, we will continue to evolve alongside our partners in line with the principle of “making ever-better cars from a starting point in motorsports” and our multi-pathway strategy.

Efforts in Realizing a Safe Mobility Society

Toyota’s ultimate goal is to achieve zero casualties from traffic accidents, and ultimately, a society with zero traffic accidents. Additionally, to achieve a safe mobility society, we believe it will be important to adopt an integrated three-pronged approach involving people, vehicles, and the traffic environment.

It will also be vital for us to pursue real-world safety by learning from actual accidents and incorporating that knowledge into vehicle development. Toyota has defined its “Integrated Safety Management Concept” as the basic philosophy behind its technologies for eliminating traffic accident casualties and is moving forward with the development of technologies based on this concept.

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

We introduced the Toyota Safety Sense system, which packages multiple preventive safety functions that help reduce serious traffic accidents with the potential to cause death or injury, to the market in 2015. These functions include avoiding and mitigating damage from collisions with cars in front of a vehicle or with pedestrians, preventing accidents caused by a vehicle leaving its current lane, and ensuring optimal forward visibility during nighttime driving. Toyota Safety Sense has now been installed in more than 61 million vehicles globally (as of March 2026). Toyota Safety Sense is now available on nearly all passenger car models (as standard or option) in the Japanese, U.S., and European markets. It has also been introduced in a total of 144 countries and regions, including such key markets as China, other select Asian countries, the Middle East, and Australia.

Software Defined Vehicles (SDVs)

SDVs are playing a leading role in the transformation of mobility. Toyota’s main aspiration in working with SDVs is a society with zero traffic accidents. Through SDVs, we aim to realize safer, more reliable, and more fun mobility. However, realizing such a society is difficult with just the technological innovation of cars. It requires an integrated three-pronged approach involving cars, people, and infrastructure. For example, this includes coordination with road infrastructure that utilizes data from built-in sensors to address blind spots — an issue that evolution of vehicles cannot overcome alone — and AI agents that autonomously support drivers (people). An environment with uninterrupted communication and the development of infrastructure such as data centers are key to linking cars with society. Accordingly, we worked together with NTT, Inc. (formerly Nippon Telegraph and Telephone Corporation) in 2024 to begin creating appropriate infrastructure.

Toyota places strong emphasis and priority on safety and security. At the same time, we have an opportunity to leverage the strength of having 150 million private vehicles in operation to help identify the diverse values of SDVs, including the use of things such as AI agents that grow alongside customers and cars that may one day be capable of reproducing more professional or proficient driving styles. We aim to continue to provide customers with safe, reliable, high-quality software through innovative digital platforms that are the foundation of software development and our Arene software creation platform. We will accelerate the development of an SDV infrastructure unique to Toyota through cooperation with our partners across industries.

Arene

The structural components supporting SDVs include applications, software, and electronic platforms. To enhance the scalability as it relates to cars, we have encouraged co-creation with partner companies and have renewed our electronic platforms, including improving chip performance.

Furthermore, supporting the software development is Arene, introduced with the new RAV4. Arene is a software development platform through which we will mass-produce safe, reliable, and high-quality software, which will help accelerate the development of SDVs by applying the knowledge and technologies from the monozukuri that Toyota has cultivated to date. There are three components of the Arene platform.

1.	Arene SDK

Arene SDK is a modular development kit for developers, enabling the rapid development of high-quality software and easy deployment of developed software across multiple vehicles.

2.	Arene Tools

Arene Tools are tools for verifying and evaluating software in a virtual environment, reducing physical inspections of actual cars and enabling the creation of functions at an even earlier stage. The Arene SDK and Arene Tools shorten the development period for software, contributing to the quick provision of better software to customers.

3.	Arene Data

Arene Data is the component referring to the collection and analysis of data that will contribute to providing a personalized driving experience tailored to each customer by continuously improving the car’s functions as the owner drives it. By adopting Arene in the RAV4, a popular Toyota model loved by countless customers across regions, we can collect various data from customers around the world and continue evolving cars. Looking ahead, we expect this approach to expand and will consider cross-domain development. As the first step in mass production of Toyota RAV4 SDVs, we will make ever-better cars in line with regional needs through Arene, contributing to the future realization of a society with zero traffic accidents.

Toyota Woven City

Toyota aspires to transform into a mobility company. On our road toward accomplishing this goal, Toyota Woven City will function as a “mobility test course” for creating new products and services. Toyota and its group company Woven by Toyota are advancing the Woven City project. Woven City saw its official launch on September 25, 2025, with companies and individuals commencing demonstrations of various products and services, and some residents have begun moving in. Access to this facility will not be limited to the Toyota Group. Rather, we hope to make Woven City a place where external stakeholders who share our desire to act “for others” can also use the environment, in which people actually live, to create new values to help shape a better future and enhance well-being for all. The companies and individuals who utilize Woven City to develop and demonstrate new products and services are called “Inventors.”

By combining Toyota’s manufacturing expertise, Woven by Toyota’s advanced software capabilities, and the unique strengths of each Inventor, Woven City seeks to foster kakezan, a Japanese concept of “multiplication,” where new innovation and societal value emerge from the convergence of different ideas and capabilities. The people who live in and visit Woven City, called “Weavers,” also participate in inventions through kakezan.

Weavers test the products and services developed by Inventors, sharing their comments on usability and opinions as feedback that Inventors will incorporate into their inventions. The Weavers and Inventors who gather at Woven City aim to work together to produce well-being for all under Toyota’s goal of working for others. Inventors are Toyota Group companies as well as like-minded outside companies and other organizations who have joined this quest for expanding mobility. Toyota and Woven by Toyota will also take advantage of Woven City to conduct tests as Inventors. Additionally, Toyota hosted an accelerator program attended by start-up companies, entrepreneurs, universities, and research institutions. The selected winners are expected to join the Inventors. The addition of start-up companies to the Inventors, which have primarily consisted of large corporations, is expected to further accelerate innovation through kakezan.

Co-creation Themes by Investors

Inventor	Theme

Daikin Industries, Ltd.	Testing “pollen-less spaces” and “personalized functional environments”

DyDo DRINCO, INC.	Creating new value through innovative vending machine concepts

NISSIN FOOD PRODUCTS CO., LTD.	Creating and evaluating food environments to inspire new “food cultures”

UCC Japan Co., Ltd.	Conducting a proof-of-concept study to demonstrate the effect of coffee on creativity and productivity

Zoshinkai Holdings Inc.	Leveraging data to realize innovative educational methods and new learning environments

Interstellar Technologies Inc.	Developing a robust rocket production system*

Kyoritsu Seiyaku Corporation	Finding new ways to enhance human-pet coexistence

Naoto Inti Raymi	Developing future-oriented soundscapes

AI Robot Association (AIRoA)	Exploring the practical deployment of robots through real-world challenge identification and feedback cycles

DAIICHIKOSHO CO., LTD.	Creating more flexible karaoke experiences through real-world demonstration experiments

Joby Aviation, Inc.	Exploration of an air mobility ecosystem

Toyota Financial Services Corporation	Developing new sales and financing models based on verified, real-world mobility usage data

*	Interstellar Technologies Inc. will conduct its work outside Woven City, with development support provided by Toyota and Woven by Toyota in the form of engineering know-how and technical staff.

The products and services developed by Inventors will be tested by Weavers (residents and visitors). These individuals are indispensable to the testing processes or co-creation activities and will serve a similar function to the test drivers who take part in the automobile development process. Their contributions to tests will come in the form of the feedback they provide with regard to the products and services being tested.

Following the official launch of Woven City, in September 2025, residents — primarily Toyota and Woven by Toyota staff and their families — have resided in Woven City as Weavers. The community will then gradually expand to include external Inventors and their families. Under Phase 1, the total population of Woven City is expected to reach approximately 300 in the future. Initially, visitors will be limited to related parties, with plans to welcome the general public to participate as Weavers in co-creation activities starting in fiscal 2026 and beyond. Woven City is a test course for mobility that demonstrates mobility infrastructure via a three-pronged approach of people, mobility, and infrastructure. The goal of this approach is to help realize the safe and secure mobility society that Toyota envisions. Up until now, Toyota has pursued this vision by focusing on the development of automobiles and working to make ever-better cars on dedicated automobile test courses. However, realizing a truly safe and secure mobility society requires that we expand our focus beyond automobiles and other forms of mobility to also consider the people who use these mobility options and the infrastructure that supports mobility. Woven City functions as a test course for implementing such demonstration testing. Under Phase 1, which has been officially launched, we have included the following features.

In April 2026, the Woven City Inventor Garage (the “Inventor Garage”) began operations as a facility designed to further accelerate kakezan of Inventors. The Inventor Garage is located in the former stamping facility of Toyota Motor East Japan, Inc.’s Higashi-Fuji plant, which supported passenger vehicle production for more than 50 years, and was renovated to serve as a co-creation hub.

As a real-world test course, Woven City supports agile development and validation through three environments: the Inventor Garage, which serves as a hub for development of products and services, the “Woven City Inventor Field,” in which performance and safety tests are conducted in an environment without residents, and the “Phase 1 Residential Area,” which enables testing in a living environment currently home to approximately 100 Weavers. Woven City is intended to continue expanding as an “ever-evolving city,” and by providing a test course where safety and security are maintained at every stage, it aims to further support kakezan.

Woven City has officially launched, but this is just the starting point. We will work through trial and error together with Inventors and Weavers, while improving Woven City’s performance as a test course, to create products and services that will become the future fabric of life.

Mobility is not just the physical movement from point A to point B. It is also about being able to “move” people’s hearts and creating excitement. Moving toward inventions that will become the future fabric of life and expanding people’s potential: this is our vision for expanding mobility and for Woven City itself. Together with allies who share our vision, we will leverage Woven City to further our transformation into a mobility company that will help weave the future.

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

Toyota’s sales revenues from its financial services operations were ¥4,857.1 billion in fiscal 2026, ¥4,481.1 billion in fiscal 2025, and ¥3,484.1 billion in fiscal 2024. In fiscal 2026, Toyota’s business saw solid growth mainly due to an accumulated balance of earning assets resulting from new car sales support for Toyota and Lexus vehicles. Under such circumstances, as a result of Toyota’s continued collaboration with dealers in various countries and regions and efforts to expand products and services that meet customer needs, Toyota’s share of financing provided for new car sales of Toyota and Lexus vehicles in regions where Toyota Financial Services Corporation operates reached approximately 30%, and the balance of earning assets continued to steadily increase. In addition, to fund the growing asset base, Toyota is making efforts to provide both its customers and dealers with stable financial services by diversifying its funding methods by deposit-based funding in addition to using already existing means as commercial paper, corporate bonds, bank borrowings, and asset securitization. As a result of ongoing monitoring of bad debt and diligent, detailed collection efforts, the percentage of credit losses remained at stable levels of 0.43% in fiscal 2026 and 0.46% in fiscal 2025. Toyota continues to work towards improving its management measures in connection with residual value risks in leasing.

Toyota Motor Credit Corporation is Toyota’s principal financial services subsidiary in the United States and provides financial services, including retail financing, retail leasing, wholesale financing, and insurance services. Toyota also provides financial services in 42 other countries and regions through various financial services subsidiaries, including:

•	Toyota Finance Corporation in Japan;

•	Toyota Credit Canada Inc. in Canada;

•	Toyota Finance Australia Ltd. in Australia;

•	Toyota Kreditbank GmbH in Germany;

•	Toyota Financial Services (UK) PLC in the United Kingdom;

•	Toyota Leasing (Thailand) Co., Ltd. in Thailand; and

•	Toyota Motor Finance (China) Co., Ltd. in China.

KINTO, which started in Japan in 2019 in response to the shift from “owning” cars to “using” cars, has been steadily enhancing its service lineup and gaining brand awareness. This service is also being made available in Europe and other regions. Furthermore, Toyota developed and provides customers with the payment application “TOYOTA Wallet” as a platform that contributes to improving the convenience of customers’ daily payments and creating a foundation for a mobility society.

A large portion of Toyota’s financial services is related to the sale of Toyota vehicles. Finance receivables for all of Toyota’s dealer and customer financing operations were ¥38,966.6 billion as of March 31, 2026, representing an increase of 15.9% compared to the previous year. As of March 31, 2026, 52.2% of Toyota’s finance receivables were attributable to North America, 15.4% from Europe, 11.4% from Asia, 10.0% from Japan and 11.0% from other areas.

Approximately 40% of Toyota’s unit sales in the United States during fiscal 2026 included a finance or lease arrangement with Toyota.

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

Other Financial Services

Toyota Finance Corporation launched its credit card business in April 2001 and began issuing Lexus credit cards in 2005 when the Lexus brand was introduced in Japan. As of March 31, 2026, Toyota Finance Corporation has 15.7 million card holders (including Lexus credit card holders).

All Other Operations

In addition to its automotive operations and financial services operations, Toyota is involved in a number of other non-automotive business activities. Sales revenues for these activities totaled ¥1,651.4 billion in fiscal 2026, ¥1,447.1 billion in fiscal 2025, and ¥1,368.1 billion in fiscal 2024.

Governmental Regulation, Environmental and Safety Standards

Toyota’s products must comply with government regulations governing, among many other things, their emissions, fuel economy, noise and safety. In addition, Toyota is subject to laws regulating pollutants generated by its manufacturing operations. Toyota has incurred significant costs in complying with these laws and regulations and expects to incur significant compliance costs in the future. Toyota’s management views leadership in environmental protection as an important competitive factor in the marketplace.

The following is a summary of the more significant existing environmental and safety standards that apply to our products.

International Harmonization of Vehicle Regulations

The World Forum for Harmonization of Vehicle Regulations (“WP.29”) of the United Nations Economic Commission for Europe has been working to promote international harmonization of the technical prescriptions for the construction and approval of wheeled vehicles. Towards that end, it has developed certain international rules and regulations such as the UN Regulations (“UNR”) under the 1958 Agreement and the Global Technical Regulations (“GTR”) under the 1998 Agreement. The UNR has been adopted in jurisdictions such as Japan, EU and Russia, and each participating party’s type approvals are mutually recognized under the 1958 Agreement. The parties to the 1998 Agreement include the U.S., China and India in addition to Japan, the EU and Russia, and 25 Global Technical Regulations have been established to date. Progress in international harmonization of technical prescriptions is expected to reduce country to country variations in product specifications and to lead to greater efficiency in Toyota’s product development.

Vehicle Emissions

Japanese Standards

The Air Pollution Control Act of Japan and the Road Transport Vehicle Act and the Act Concerning Special Measures for Total Emission Reduction of Nitrogen Oxides and Particulate Matter from Automobiles in Specified Areas regulate vehicle emissions in Japan. In recent years, more stringent regulations have been introduced to match the European Union Standards, as can be seen from, among other things, the strengthened regulations on particulate matters emitted from gasoline-fueled vehicles, the adoption of the Worldwide Harmonized Light Vehicles Test Cycle (“WLTC”) driving cycles and the introduction of the Real Driving Emission (“RDE”). UN-R154 has also been adopted. The Noise Regulation Act and the Road Transport Vehicle Act provide for noise reduction standards on automobiles in Japan.

U.S. Federal Standards

The federal Clean Air Act directs the Environmental Protection Agency (“EPA”) to establish and enforce air quality standards, including emission control standards on passenger vehicles, light-duty trucks and heavy-duty vehicles (with such classifications based on gross vehicle weight ratings). Manufacturers are not permitted to sell vehicles in the United States that do not meet the standards. In 2014, EPA finalized new “Tier 3” tailpipe emission and evaporative emission standards for passenger vehicles, light-duty trucks, medium-duty passenger vehicles and some heavy-duty vehicles. Under that rule, tailpipe emission standards for non-methane organic gases, nitrogen oxides, and particulate matter, as well as standards for evaporative emissions and guaranteed useful life (which relates to a vehicle’s ability to meet emission limits over time), became increasingly stringent in phases from model years 2017 to 2025. It also required reductions in gasoline’s sulfur content beginning in model year 2017, which was expected to improve the performance of emission control systems. With the Tier 3 rule, EPA brought federal requirements in line with California’s more stringent emission standards (discussed below).

In March 2024, the EPA announced a final rule for Tier 4 emission standards for passenger vehicles, light-duty trucks, medium-duty passenger vehicles and some heavy-duty vehicles from model year 2027 through 2032. The rule tightened criteria pollutant limits, requiring reductions in non-methane organic gases and nitrogen oxides emissions and a particulate matter cap, fully phased in by model year 2031. Under the current Trump administration, however, the EPA has initiated steps to roll back these standards, framing them as an overreach that effectively mandates electric vehicle adoption. This deregulation effort is expected to face legal challenges from environmental groups and states, potentially delaying or altering the implementation of the original rules.

California Standards

The federal Clean Air Act generally prohibits states from enacting their own emission standards for new motor vehicles and engines. However, California is allowed to establish its own more stringent vehicle emission control standards if it receives a waiver of preemption from EPA. Other states then may decide to adopt the California standards that are allowed under the waiver.

Over the years, EPA has granted many such preemption waivers to California. Among those was a January 2013 waiver in support of California’s Advanced Clean Cars (“ACC”) program.

The California Air Resources Board (“CARB”) had adopted the ACC program in coordination with the EPA and the federal National Highway Traffic Safety Administration (“NHTSA”). It included the Low-Emission Vehicle III (“LEV III”) regulations, which set progressively stringent standards to reduce emissions of volatile organic compounds, carbon monoxide, nitrogen oxides, particulate matter and greenhouse gases (“GHG”). The regulations also addressed standards for evaporative emissions and extended vehicle useful life requirements.

Another part of the ACC program was a “zero-emission vehicles” (“ZEV”) mandate requiring manufacturers to sell a specified percentage of ZEVs—including BEVs, FCEVs and certain advanced technology vehicles such as PHEVs that meet “partial zero-emission vehicles requirements”. Toyota’s MIRAI, an FCEV, is one example of a vehicle that qualifies as a zero-emission vehicle. Toyota intends to continue to develop additional advanced technologies and alternative fuel technologies that will allow other vehicles to qualify as zero-emission vehicles or partial zero-emission vehicles.

In 2022, CARB finalized the Advanced Clean Cars II (“ACC II”) regulations, which include updated LEV IV exhaust emissions standards and an expanded ZEV sales mandate applicable to model years 2026 through 2035. LEV IV standards further tighten criteria pollutant limits for light- and medium-duty vehicles, while the ZEV mandate requires 100% of new passenger vehicles sold in California to be ZEVs by 2035, consistent with California Governor Newsom’s Order of 2020 (N 79 20).

Legal challenges to the ACC II program have been filed, including suits over CARB’s authority and the waiver granted by the EPA under the Clean Air Act, particularly as federal policy on vehicle electrification has shifted under the second Trump administration. For example, the US Congress passed joint resolutions in May 2025 under the Congressional Review Act that disapproved EPA waivers for several California vehicle emission programs, including the ACC II rules; President Trump signed these resolutions into law on June 12, 2025. Developments such as these with their associated legal battles create significant uncertainty around future emissions standards under the Clean Air Act.

Aside from its emission standards, California has adopted regulations that require On-Board Diagnostics (“OBD”) systems to be incorporated into the computers of vehicles sold in California. OBD systems monitor components that can affect the emission performance of a vehicle and, if a problem with a component is detected, illuminates a warning light on the vehicle’s instrument panel. The systems also store the malfunction information in the computer to facilitate repairs. California’s OBD regulations are the most stringent in the world.

Other States’ Standards

Under Section 177 of the Clean Air Act, states can adopt California’s vehicle emissions standards and opt-in to that more stringent program. Approximately seventeen other states, for example, have adopted regulations substantially similar to California’s LEV standards. At least fifteen of those (Colorado, Connecticut, Maine, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New Mexico, New York, Oregon, Rhode Island, Vermont, Virginia and Washington) have adopted California’s ZEV program. Delaware and Pennsylvania have implemented the LEV standards but not the ZEV standards. Approximately eleven states (in addition to California) and the District of Columbia have adopted California’s ACC II regulations, mandating that 100% of new light-duty vehicle sales be ZEVs by 2035. Some of these state measures have faced reversal due to such concerns as the effect and cost of the mandates on consumers.

Canadian Standards

Canada finalized vehicle emission standards equivalent to federal standards in the United States in October 2014, responding to the strengthening of U.S. standards for model years 2017 to 2025; however, while the U.S. EPA published even stronger standards in March 2024 to drive significant ZEV penetration through 2032, it officially rescinded its Greenhouse Gas Endangerment Finding and repealed all federal GHG standards on February 12, 2026, leaving Tier 4 regulations on hold.

Although Canada typically aligns with the most stringent North American performance standards via “incorporation by reference,” U.S. regulatory reversals and legal threats have created uncertainty for Canada’s post-2026 emissions framework.

Further, in February 2026 the federal government announced a significant policy redirection by announcing it will repeal its ZEV Mandate (Electric Vehicle Availability Standard) and replace it with more stringent, Canada-unique fleet-average GHG emission standards for model years 2027–2032, with an eventual goal of 75% EV sales by 2035 and 90% by 2040 to be achieved via GHG emissions standards.

Despite this federal uncertainty, provinces of British Columbia and Quebec maintain their own ZEV mandates. In March 2026, British Columbia announced that it will modify its ZEV mandate to require manufacturers to reach 75% ZEV sales in model year 2035 (down from 100%). Quebec announced in 2025 that it would lift its 2035 ban on new gasoline-powered vehicles, set a new 2035 target of 90% ZEV sales — combining both BEVs and PHEVs, and provide some credit for hybrid vehicles within its ZEV mandate, with draft regulation reflecting these changes expected by the end of 2026.

To support these transitions, Canada provides a federal incentive through the Electric Vehicle Affordability Program (EVAP), which can often be combined with active provincial programs, though availability varies as several other regional programs have recently closed or paused. Furthermore, Canada remains committed to its 2017 fuel regulations, which limit sulfur concentration to 10mg/kg.

European Union Standards

In 2007, the European Parliament and the Council of the EU adopted the Vehicles Emissions Regulation (Regulation (EC) No 715/2007), which introduced more stringent emission standards for passenger vehicles and light commercial vehicles. The effective date for phasing in these stricter standards for passenger vehicles was September 2014 for Euro 6. For light commercial vehicles, the effective date was September 2015.

The primary focus of Euro 6 is to limit further emissions of diesel-powered vehicles and bring them down to a level equivalent to gasoline-powered vehicles. The EU implements RDE regulations, which require manufacturers to conduct on-road emissions tests using portable emissions testers to demonstrate compliance. Since September 2017, manufacturers have been required to reduce the divergence between the regulatory limit tested in laboratory conditions and the values of RDE tests, and this divergence factor was made more stringent for all new vehicles effective January 2021. The EU also implements the Worldwide harmonized Light vehicles Test Procedure (“WLTP”), which was introduced on September 1, 2017. The OBD regulations have also been tightened in terms of both subject parts and regulatory values. On January 1, 2019, an improved WLTP that purports to eliminate test flexibilities and introduces on-board fuel and energy consumption monitoring devices took effect. In March 2023, further regulations came into effect to harmonize requirements with UNR, tighten the divergence factor on RDE, and tighten the method for calculating CO2 emissions for PHEVs.

On May 28, 2024, Euro 7 (Regulation (EU) 2024/1257), which further strengthens Euro 6, came into effect. The dates of application of the Euro 7 regulation depend on vehicle type. They will apply to new types of passenger vehicles and light commercial vehicles from November 29, 2026, to new passenger vehicles and light commercial vehicles from November 29, 2027, to new types of buses and lorries from May 29, 2028, and to new buses and lorries from May 29, 2029. The Euro 7 regulation maintains the Euro 6 exhaust emission limits for passenger vehicles and light commercial vehicles (except the particle number limit), tightens exhaust emission limits for buses and lorries (e.g., introducing new in-scope pollutants such as N2O), establishes rules for other types of emissions such as brake particle emissions and tire abrasion, and introduces minimum performance requirements for battery durability in electric and plug-in hybrid vehicles (BEVs/PHEVs). Euro 7 also introduces on-board monitoring (OBM) systems, which monitor real-time exhaust emissions using on-board sensors and transmits the monitored data over the air from vehicles to manufacturers’ servers.

Chinese Standards

The next-generation emissions regulations for passenger vehicles, or Level 6 Emissions Regulations (China 6), were issued as GB18352.6-2016 at the end of 2016, pursuant to which tighter requirements will be implemented in two steps, depending on the regulated subjects and the implementation timing. Specifically, China 6a will apply to all models to be sold or registered in July 2020 and beyond, and China 6b will apply to all models to be sold or registered in July 2023 and beyond. China 6b will also introduce the RDE Regulations adopted under Euro 6. The OBD regulations have also been tightened in terms of both subject parts and regulatory values. With respect to fuels in the market, the quality standards and the implementation from

January 2019 for China 6 gasoline fuel and China 6 diesel fuel have been provided in GB17930-2016 and GB19147-2016 so as to keep up with the implementation timing of China 6 emissions regulations. Discussions are currently underway for Level 7 Emissions Regulations (“China 7”), which will be more stringent than the China 6 Emissions Regulations. Potential regulations for particulate matter emitted from brake pads and tire wear and the expansion of regulations to make BEVs/FCEVs subject to the OBD regulations are being considered.

For heavy-duty diesel-powered commercial vehicles, pursuant to GB17691-2005, the China V Emissions Regulations are being implemented from July 2017. With the establishment of GB17691-2018, which provides next-level China VI Emissions Regulations (“China VI”), it has been decided that China VIa will be implemented from July 2021 and China VIb from July 2023 (these regulations will apply to gas-fueled vehicles and public vehicles for urban areas earlier than those dates). For heavy-duty gasoline-powered commercial vehicles, pursuant to GB14762-2008, Level IV Emissions Regulations (“China IV”) apply to new models after July 2012. In parallel with China VII for passenger vehicles, tightening of the next-generation emissions regulations (China VII) is currently considered for heavy-duty gasoline-powered commercial vehicles.

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

U.S. Standards

Since 1975 when Congress passed the Energy Policy and Conservation Act, each automobile manufacturer must comply with corporate average fuel economy (“CAFE”) standards across its fleet of new cars and trucks. A manufacturer is subject to substantial civil penalties if, in any model year, its vehicles do not meet the CAFE standards. Manufacturers that exceed the CAFE standards earn credits determined by the difference between the average fuel economy performance of their vehicles and the CAFE standards. Credits may be used for the three years preceding the model year in which they were earned and the five years after.

An original goal of the CAFE Program was fuel efficiency. But the program also provided the means for EPA to address GHG emissions from vehicles. The two are linked since carbon dioxide emissions are directly proportional to fuel consumed. In 2012, for example, NHTSA and EPA issued a joint rule for passenger cars, light-duty trucks and medium-duty passenger vehicles for model years 2017 through 2025. NHTSA focused on fuel efficiency. It required passenger vehicles and light-duty trucks to meet an industry average fuel economy level of 49.7 miles per gallon in model year 2025. EPA, on the other hand, required an estimated combined average emission level of 163 grams of carbon dioxide per mile in model year 2025, which would be equivalent to 54.5 miles per gallon if met solely through improvements in fuel economy (without using any available credits for reducing air conditioning leakage).

Under the first Trump administration, in 2018, EPA and NHTSA proposed more relaxed GHG emission standards and CAFE standards. EPA also withdrew the preemption waiver allowing California to issue its own more stringent GHG emission standards under the ACC program. The Biden administration, however, moved to tighten the fuel economy program. EPA and NHTSA withdrew the prior Trump administration’s proposed GHG emission standards and CAFE standards.

In 2021 the Biden EPA issued a final rule revising passenger car and light-duty truck GHG emissions standards for model years 2023 through 2026. That rule projected reductions in GHG emissions, year-over-year, by 9.8% for model year 2023, 5.1% for 2024, 6.6% for 2025, and 10.3% for 2026. Based on these reductions, the industry-wide average emission targets for passenger cars and light-duty trucks were projected by the EPA to be 161 grams of carbon dioxide per mile in model year 2026.

In 2022, NHTSA followed with a final rule revising passenger car and light-duty truck fuel economy standards for model years 2024 through 2026. That rule set a fleet-wide standard of approximately 49 mpg for passenger cars and light duty trucks in model year 2026. This was to be achieved by increasing fuel efficiency, year-over-year, by 8% for model year 2024, 8% for 2025, and 10% for 2026.

Also in 2022, EPA reinstated California’s authority to enforce its own GHG emissions standards for vehicles.

In March 2024, EPA issued a final rule setting GHG emissions standards for light-duty and medium-duty vehicles from model years 2027 to 2032, projecting an industry-wide average target of 85 grams of carbon dioxide per mile by model year 2032. This represented an almost 50% reduction and was expected to accelerate the market shift towards electrification.

However, with the second Trump administration, NHTSA decided to review and reconsider fuel economy standards applicable to vehicles from model year 2022. In support of that effort, NHTSA issued an interpretive rule addressing the extent of its legal authority for the CAFE program. It was followed by a December 2025 proposed rule to amend the fuel economy standards for light duty vehicles for model years 2022 to 2026 and 2027 to 2031. In 2026, moreover, the Trump EPA rescinded the 2009 endangerment finding that provided the basis for its regulation of GHG emissions from new motor vehicles and new motor vehicle engines. Environmental stakeholders filed to start litigation on this decision, leading to uncertainty regarding such regulation.

Both the CAFE and GHG emissions standards are expected to remain dynamic in response to shifting federal policy priorities, technological developments, and market trends. A return of a Democratic administration, for example, could result in a tightening of such standards beyond model year 2032. Whatever the standards, legal and political challenges are likely. As such, the regulatory landscape is likely to evolve, with periodic rulemakings, midterm reviews and potential litigation shaping the trajectory of U.S. vehicle GHG emissions and fuel economy standards in the coming years.

European Union Standards

In April 2019, the European Parliament and the Council of the EU adopted the EU Emissions Performance Regulation (Regulation (EU) 2019/631), which introduced new carbon dioxide standards for vehicles and light commercial vehicles. Under these standards, average emissions of the EU fleet of new vehicles and light commercial vehicles were set to be reduced by 15% lower than 2021 levels by 2025 and, by 2030, emissions were set to a further 37.5% and 31% reduction of 2021 levels for vehicles and light commercial vehicles, respectively. As such, the 2020 to 2024 EU-fleet wide average carbon dioxide emissions target for light commercial vehicles was 147 grams per kilometer, and for passenger vehicles, 95 grams per kilometer. Since 2021, these emissions targets have been tested using the WLTP.

As part of its “Fit for 55” package, on April 19, 2023, the European Parliament and the Council of the EU adopted an amendment to the EU Emissions Performance Regulation (Regulation (EU) 2023/851), which introduced more stringent carbon dioxide emission standards for vehicles and light commercial vehicles. The new standards strengthen the 2030 targets from 37.5% to a 55% reduction for new passenger cars and from 31% to a 50% reduction for new light commercial vehicles, both relative to the 2021 baseline discussed above. In addition, the new standards introduce a new 2035 carbon dioxide target set at a 100% reduction for new vehicles and light commercial vehicles, again relative to the 2021 baseline. Since 2019, manufacturers failing to meet their targets have incurred penalties, which are currently set at €95 per vehicle from the first gram of target exceedance onwards.

On July 9, 2025, the European Parliament and the Council of the EU adopted an amendment to the EU Emissions Performance Regulation (Regulation (EU) 2025/1214), which introduced a one-time flexibility measure allowing manufacturers to meet 2025–2027 carbon dioxide targets over a three-year average rather than annually. This exemption was implemented as part of the Industrial Action Plan for the automotive sector, which aims to support investment in the clean transition while preserving overall climate ambition. Furthermore, since 2025, a zero- and low-emission vehicles (“ZLEV”) crediting system has been introduced to relax a manufacturer’s specific carbon dioxide emissions targets where the manufacturer produces numbers of ZLEV above specified benchmarks.

In December 2025, the European Commission published an “Automotive Package” comprising proposed amendments to Regulation (EU) 2023/851 (the amended CO2 fleet-wide performance standards for cars and vans), a proposed Directive on clean corporate vehicle fleets, a proposed Automotive Omnibus Regulation on the simplification of type-approval and market surveillance requirements, and a Battery Booster investment program. The proposed amendments to Regulation (EU) 2023/851 would replace the 100% tailpipe emissions reduction target for new cars and vans by 2035 with a 90% target, with the remaining 10% to be compensated through the use of low-carbon steel produced in the EU, e-fuels or biofuels. The proposals also introduce additional compliance flexibilities, including “super credits” for small affordable electric vehicles manufactured in the EU, a “banking and borrowing” mechanism for the 2030–2032 period, and a reduction of the 2030 CO2 target for vans from 50% to 40%. The proposed Directive on clean corporate vehicle fleets would require Member States to set mandatory targets for the uptake of zero- and low-emission vehicles by large companies and to make zero- or low-emission status and EU origin prerequisites for vehicles benefiting from public financial support. The proposed Automotive Omnibus Regulation is expected to streamline type-approval testing procedures, reduce the volume of delegated and implementing acts to be adopted under the General Safety Regulation (Regulation (EU) 2019/2144) and Euro 7 (Regulation (EU) 2024/1257), and introduce a new vehicle category for small affordable electric cars of up to 4.2 meters in length. The Battery Booster investment program allocates €1.8 billion, including €1.5 billion in interest-free loans for European battery cell producers, to support the development of a fully EU-based battery value chain. These proposals remain subject to adoption by the European Parliament and the Council of the EU, and their final form may differ from the European Commission’s proposals.

Also adopted as part of the “Fit for 55” package, the recast Renewable Energy Directive (Directive (EU) 2023/2413) enables Member States to require that renewable energy accounts for at least 29% of final energy consumption in transport by 2030, including a combined sub-target of 5.5% for advanced biofuels and renewable fuels of non-biological origin (“RFNBOs”) such as green hydrogen and e-fuels, of which at least 1% must come from RFNBOs.

The Alternative Fuels Infrastructure Regulation (Regulation (EU) 2023/1804), also part of the “Fit for 55” package, mandates the deployment of publicly accessible electric vehicle charging infrastructure along TEN-T (Trans-European Transport Network) core and comprehensive network corridors and hydrogen refueling stations along TEN-T core corridors.

Chinese Standards

Fuel consumption regulations are being implemented pursuant to the Chinese National Standards (“GB”), and the manufacture and sale of vehicle models not meeting these regulations are prohibited. For light-duty passenger vehicles, GB27999-2011 was issued. In these Level 3 Fuel Consumption Regulations for passenger vehicles, the regulation framework was substantially revised, such as the introduction of new regulations requiring automobile manufacturers to meet standards of corporate average fuel consumption across models in addition to existing regulations requiring each model to meet consumption standards. Furthermore, in order to achieve the national target for average fuel efficiency for 2020, the following more stringent fuel consumption regulations have been enforced. First, GB19578-2014, which has been enacted to strengthen regulations for each model, is being applied to new models after January 2016. Second, GB27999-2014, which has been enacted as Level 4 Fuel Consumption Regulations for passenger vehicles to strengthen corporate average regulations, has been in effect since 2016. In 2021, the fuel economy test mode was changed from NEDC to WLTC, and the Level 5 Fuel Consumption Regulations for passenger vehicles to achieve the average fuel efficiency target by 2025, GB19578-2021 and GB27999-2019, have been in effect since 2021. As a further enhancement of fuel consumption regulations, GB19578-2024 and GB27999-2025, which are the Level 6 Fuel Consumption Regulations for passenger vehicles, have been enacted and took effect in 2026. In addition, GB36980.1-2025, which regulates smaller electric vehicles (BEVs) by model, was enacted and has been applied to all new vehicles from January 2026. For light commercial vehicles, GB20997-2015 was enacted, based on which Level 3 Fuel Consumption Regulations have been applied to all new vehicles from January 2018. As a further enhancement of fuel consumption regulations, GB20997-2024, which are the Level 4 Fuel Consumption Regulations for light commercial vehicles, were enacted and applied to new vehicles from January 2026. Moreover, the implementation of the Life Cycle Assessment, which comprehensively regulates the amount of carbon dioxide emitted during the vehicle manufacturing, use, and disposal processes, among others, is being considered earlier than in the rest of the world.

With respect to large commercial vehicles, pursuant to GB30510-2018, Level 3 Fuel Consumption Regulations apply to new vehicles from July 2019 and are currently being enforced. In addition, in an effort to further strengthen fuel consumption regulations for the next generation, GB30510-2024, which is the Level 4 Fuel Consumption Regulations, have been enacted and applied to new vehicles from July 2025.

Standards of Other Countries or Regions

India, Saudi Arabia, Brazil, Chile, Mexico, Australia, New Zealand, South Korea and Taiwan have imposed regulations that require automobile manufacturers and dealers to reduce fuel consumption and carbon dioxide emissions.

Vehicle Safety

Japanese Standards

Japan has been participating in the 1958 Agreement of the UN and has a number of technical standards that are harmonized with the UNRs described below.

OBD testing to verify compliance with safety standards during vehicle inspections became mandatory for domestic vehicles starting October 2024 for imported vehicles starting October 2025.

From 2025 onwards, new UNRs have been adopted, including the pedal misapplication acceleration control system (UN-R175) and the emergency lane keeping system (UN-R178), among others.

Based on the outcomes of deliberations by the public–private council, Japan has implemented a harmonization of domestic effective dates. For standards for which application dates have already been determined, effective dates will be consolidated on an annual basis in September. For standards to be newly introduced going forward, effective dates will be unified to either September or March each year.

In addition, pursuant to the agreement between Japan and the United States concerning tariffs, a new certification scheme for U.S.-manufactured passenger vehicles has been established. By utilizing this scheme, passenger vehicles manufactured in the United States and compliant with U.S. regulatory standards may be accepted for sale in Japan without the need for additional testing within Japan.

U.S. Standards

In November 2021, the Bipartisan Infrastructure Bill was signed into law by President Biden. It requires the NHTSA to create regulations that cover a wide range of vehicle safety matters, including advanced driver assistance technologies, driver monitoring systems, headlamps, connected vehicles technologies, event data recording, and impaired driving prevention technologies. In response to these mandates, the NHTSA has so far completed several key rulemakings. A final rule permitting Adaptive Driving Beam headlamps was issued in 2022, a final rule mandating Automatic Emergency Braking Systems (“AEBS”) was issued in 2024, and a notice of proposed rulemaking for enhanced seatback strength was issued in 2025.

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

European Union Standards

In December 2019, the EU issued the revised General Safety Regulation (Regulation (EU) 2019/2144) to tighten the requirements concerning safety and the protection of vehicle occupants and vulnerable road users. This revised General Safety Regulation (which came into effect in July 2022) made certain vehicle safety equipment mandatory in a phased approach, including: automated emergency braking, emergency lane keeping systems, driver drowsiness and attention warning, intelligent speed assistance, reversing detection systems, tire pressure monitoring systems, and data recorders in case of an accident (“event data recorders”). In October 2024, Regulation (EU) 2024/2220 was published specifying the specific test procedures and technical requirements for event data recorders for heavy vehicles.

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

GRVA has been actively developing a new UNR/GTR on ADSs, with contributions from Canada, China, the EU, Japan, the UK and the US. Those new regulations aim to establish harmonized international technical requirements for ADS, encompassing functional safety, cybersecurity, software updates, and DSSAD (Data Storage System for Automated Driving) requirements. In parallel, amendments of all relevant UN GTRs and UNs for considering ADS fitness are being coordinated toward voting at WP.29 in June 2026.

WP.29 has endorsed “Considerations on Artificial Intelligence in the context of road vehicles” in June 2024. GRVA is exploring regulatory measures addressing artificial intelligence (“AI”). Now WP.29 will be exploring some instruments addressing AI used in vehicles.

In addition to automated driving, WP.29 is also engaged in the development of other new regulations. In March 2026, it adopted regulations requiring the issuance of warnings to drivers in cases of driver distraction or reduced alertness. Furthermore, other subsidiary working parties under WP.29 are progressing the development of regulations concerning, among other matters, the safety of children left in vehicles, awareness of vulnerable road users proximity, and ensuring ease of door opening in emergency situations such as vehicle fires or vehicle submersion.

Chinese Standards

Vehicle safety regulations in China were in general established having regard to the UNRs. However, China is adding its own requirements in consideration of the Chinese market and traffic environment, and establishing its own standards to improve the technological capabilities of its industries and to ensure international competitiveness. This is especially true in the area of “electrification,” or new energy vehicles (“NEVs”), which China is strongly promoting, and China’s own national technical standards on functions such as batteries, motors, and the charging and remote surveillance of NEVs have been made mandatory. Fuel-cell vehicles are subject to the supervising regulations on the safety of high-pressure gas in addition to the vehicle type approval requirement. Moreover, in accordance with the Made in China 2025 policy, the country considers “intelligentization” to be the next core technological area, and more than 100 standards for intelligent connected vehicles are being developed (including automation, telecommunication and security). As is the case in the field of electrification, it is anticipated that more of China’s own standards will become mandatory in a short period in the future. In particular, in recent years, from the perspective of ensuring data security against the backdrop of the U.S.-China trade friction and other factors, China has been vigorously and rapidly promoting legislation to strictly control the extraterrestrial transfer of data acquired within China, and the automotive sector is no exception to this. Although the authorities have already mandated to obtain clearance for personal information and important data to be transferred outside of China through security review, there is a risk that Toyota will need a major review of the necessity for further development of new technologies or of the technology development system, including technology transfer to China, depending on the terms of future laws and regulations. Furthermore, with the rapid expansion of the commercialization of advanced driver assistance technologies by local IT companies and OEMs, the development of related standards is also progressing at a fast pace. Accidents occurring during the use of these functions have become a social issue, and there is a shift toward only permitting technologies that provide support even in complex driving scenarios, by establishing performance requirements that significantly exceed those of UNRs. In addition, with a growing movement to prohibit features that have become widespread in NEVs, such as retractable door handles and one-pedal driving modes, regulatory developments specific to China are accelerating.

Environmental Matters

Japanese Standards

Automotive operations in Japan are subject to substantial environmental regulation under laws such as the Air Pollution Control Act, the Water Pollution Prevention Act, the Noise Regulation Act and the Vibration Control Act. Under these laws, if a business entity establishes or alters any facility that is regulated by these laws, the business entity is required to give prior notice to regulators, and if a business entity uses, discharges, or stores substances that are environmental burdens or causes noise or vibration from such facility, the business entity is also required to comply with the applicable standards. Toyota has established and complies with environmental standards that exceed applicable statutory and regulatory requirements, based on agreements reached with relevant local administrative authorities. Under the Waste Management and Public Cleansing Act, producers of industrial waste must dispose of industrial waste in the manner prescribed in the same act.

The Soil Contamination Countermeasures Act of Japan requires that landowners conduct contamination testing and submit a report at the time they cease to use hazardous substances, such as in connection with the sale of a former factory, or if there is a possibility of health hazards due to land contamination. If it is found that land contamination exceeds a certain level, the relevant prefectural authority designates the area as considered to be contaminated, orders the landowner to submit a plan for decontamination (such plan must describe the measures to be taken in the area, the reasons therefor, and the deadline for implementing such measures, etc.), and has the landowner take such measures in accordance with such plan. In addition, under the Act on Recycling, etc. of End-of-Life Vehicles, vehicle manufacturers are required to take back and recycle specified materials (automotive shredder residues, air bags and fluorocarbons) of end-of-life vehicles and the provisions concerning such obligations of vehicle manufacturers became effective in January 2005. Toyota has coordinated with relevant parties to establish a vehicle take-back and recycle system throughout Japan. As a result, in fiscal 2025, Toyota achieved a recycling/recovery rate of 97% for automobile shredder residue (the legal requirement being 70% or higher) and 97% for air bags (the legal requirement being 85% or higher) and reached the targets set forth in this law.

U.S. Standards

The federal environmental statutes applicable in the United States include, among others, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (which governs wastes), and the Toxic Substances Control Act. Toyota also is subject to a variety of state laws that parallel, and in some cases are more stringent than, federal requirements.

Pursuant to the Clean Air Act, the EPA has promulgated National Ambient Air Quality Standards (“NAAQS”) for six “criteria” pollutants (carbon monoxide, lead, nitrogen dioxide, ozone, sulfur dioxide and particulate matter). Every five years EPA must review and possibly revise these NAAQS. In March 2024, the EPA announced a final rule, effective May 2024, lowering the primary (health-based) annual standard for particulate matter with diameters less than 2.5 micrometers (“PM2.5”) (the fine inhalable particles) from 12.0 to 9.0 micrograms per cubic meter (“µg/m3”). This revised standard, as well as any future NAAQS revisions for other criteria pollutants, could lead to additional pollution control requirements for stationary sources of air emissions, including Toyota’s U.S. manufacturing facilities.

The rule has faced legal challenges from several states, including Louisiana and Texas, as well as industry groups. Arguing that EPA’s action was procedurally improper and failed to adequately consider economic impacts, they filed petitions for judicial review in the D.C. Circuit Court of Appeals. In March 2025, EPA Administrator Lee Zeldin announced a formal reconsideration of the PM2.5 NAAQS, citing concerns about the previous administration’s standards and their potential impact on permitting processes. The legal challenges remain pending.

European Union Standards

In the EU, the Ambient Air Quality and Clearer Air for Europe Directive (Directive 2008/50/EC) sets the environmental standards for air quality. A revised Ambient Air Quality and Clearer Air for Europe Directive (Directive (EU) 2024/2881) entered into force on December 10, 2024, aligning 2030 EU air quality standards more closely with the World Health Organization recommendations. In particular, the new Directive cuts the allowed annual limit value for the main air pollutant, fine particulate matter (PM2.5), by more than half. It also updates the air quality standards by lowering the permissible levels for twelve air pollutants. In relation to these Directives, environmental regulations, such as the National Emissions Ceilings Directive, or NEC Directive (2016/2284/EU), the Industrial Emissions Directive, or IED Directive (2010/75/EU) (as amended by Directive (EU) 2024/1785), and the Motor Vehicle Regulation (Regulation (EU) 2018/858), which is intended to control on-road emission sources, have been established, and emissions are managed under these directives based on their source.

A review of the EU Directive on End-of-Life Vehicles (Directive 2000/53/EC) was launched in 2021, resulting in a proposal for a new regulation in July 2023. The new proposed regulation would improve the quality of end-of-life treatment, incentivize reuse of recycled materials to enable more resource-efficient use of materials, recover more and better-quality raw materials (e.g., CRMs, plastics, steel and aluminum), and strengthen responsibility and cooperation between producers.

Toyota strives to ensure that its operations comply with environmental regulatory requirements concerning its facilities and products in each of the markets in which it operates. Toyota continuously monitors these requirements and takes necessary operational measures in an effort to remain in material compliance with all of these requirements. However, in light of the net zero transition, compliance with environmental regulations and standards has increased costs and is expected to lead to higher costs in the future. Therefore, Toyota recognizes that effective environmental cost management will become increasingly important. Moreover, innovation and leadership in the area of environmental protection are becoming increasingly important to remain competitive in the market. As a result, Toyota has proceeded with the development and production of environmentally friendly technologies, such as HEVs, PHEVs, FCEVs, BEVs and high fuel efficiency, low emission engines.

Beyond the product and facility-level environmental regulations described above, the European operations of automotive manufacturers are also potentially subject to a growing body of EU corporate sustainability and supply chain legislation. For instance, the Corporate Sustainability Reporting Directive (Directive (EU) 2022/2464) requires large undertakings operating in the EU to report detailed sustainability information in accordance with European Sustainability Reporting Standards. In addition, the Corporate Sustainability Due Diligence Directive (Directive (EU) 2024/1760) requires in-scope companies to conduct environmental and human rights due diligence. These Directives may apply to the EU subsidiaries of automotive manufacturers that meet the applicable size thresholds, and may also apply at group level under the Directives’ relevant third-country parent provisions, depending on the consolidated EU net turnover of such manufacturers.

Finally, the EU Deforestation Regulation (Regulation (EU) 2023/1115), which prohibits the placing on the EU market of specified commodities, including natural rubber, unless they are verified as deforestation-free and legally produced, has applied to large operators from December 30, 2025. This may be relevant to Toyota’s tire and rubber supply chain.

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

Approach Towards Sustainability

We believe that Toyota should conduct business for the public good and serve people’s happiness and social development. This strong conviction is inherited from the belief, “always be faithful to your duties, thereby contributing to the company and to the overall good,” which is part of the Toyoda Principles, the roots of the Toyota Group.

In 2020, we revisited our roots and developed the Toyota Philosophy, which established “Producing Happiness for All” as our corporate mission. This mission expresses our commitment to sustainable development for society and business to bring more happiness to our customers and other stakeholders around the world. This is our commitment to sustainable business.

Through business based on the Toyoda Principles and Toyota Philosophy, Toyota established a product/business-driven operational base, with a company-wide emphasis on three values that make us Toyota: “making ever-better cars,” “best-in-town carmaker,” and “for someone other than oneself.”

We are now building on this legacy. Our next step is to evolve our growth strategy and business vision with a greater commitment to sustainability and to formulate concrete action plans to fulfill the mission of “Producing Happiness for All.”

To fulfill this mission, Toyota aims to transform into a mobility company that provides freedom of mobility for all without leaving anyone behind. To put our mission into action, we assessed the materiality of our impacts as well as risks and opportunities, which incorporated a comprehensive range of stakeholder perspectives — customers, community/business partners, and employees. The materiality assessment resulted in the identification of six key themes with the greatest priority: “expanding the value of mobility,” “safety & reliability,” “co-existence of humanity and the earth,” “supporting the community and employment,” “Active Contribution by All” and “strong production and business operation.”

At the heart of our key themes is our aspiration for making cars, which is expressed through our motto, “Let’s change the future of cars.”

We will continue to evolve our business from auto manufacturing to mobility, so that cars will be useful to society and bring smiles to customers for years to come. In pursuit of this goal, we must maximize cars’ positive impacts, focusing on enhancing user-friendliness, comfort, and emotional value and making them fun to drive. Simultaneously, we are dedicated to minimizing negative impacts such as traffic accidents, congestion, and environmental burdens.

For Toyota, transformation into a mobility company means creating a new industrial structure that benefits the development of a mobility society through the evolution of the automobile. We will lead the transformative journey to shape the future with a sense of mission, working together with business partners who share the purpose.

We are now in an era in which it is hard to predict the future. That is why we believe that persistent and purposeful action makes a difference. In the spirit of hyaku-setsu futo (indefatigability), one of the cherished phrases of our founder Sakichi Toyoda, we will live up to our convictions and challenge ourselves to change the future of cars. Toyota’s Origins and Materiality (Key Issues)

Governance

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

To deliberate on key, multidisciplinary sustainability issues related to management, we have established the Sustainability Meeting chaired by the CEO, which mainly deals with themes associated with Environment and Social, and the Governance Risk Compliance Meeting chaired by the Chief Risk Officer (“CRO”), which deals with themes associated with Governance. In addition, we have established a framework in which meetings attended by the heads of the relevant divisions and the Carbon Neutral (CN) Strategy Subcommittee deliberate on individual issues and themes that are closer to actual practice.

<Sustainability Governance Structure>

	Sustainability Meeting	Governance Risk Compliance Meeting	CN Strategy Subcommittee
Chairperson	President	CRO/CCO*	President, Carbon-Neutral Engineering Development Center
Members	Vice Chairman of the Board of Directors (1); Executive vice presidents (2); outside member of the Board of Directors (1); outside Audit and Supervisory Committee members (2); CRO/CCO (1), others (3)	Executive vice presidents (2); outside member of the Board of Directors (1); outside Audit and Supervisory Committee members (3); Audit and Supervisory Committee member (1); others (4)	Executive vice presidents (2); operating officers (4), others (10)
Number of times held in fiscal year 2026	4	4	3
Timing of reports to the Board of Directors	When an important matter arises	When an important matter arises	When an important matter arises
Duties	Contribution to increases in corporate value by deliberating, making decisions, and promoting activities for important sustainability-related issues	Making proposals and deliberation on important matters relating to governance, risk, and compliance, in particular matters requiring strategic direction at the management level

Cultivation of shared understanding regarding important global trends pertaining to carbon neutrality and environmental issues

Reporting and deliberation on targets, key performance indicators, and other important management provisions related to above duties

*	CRO: Chief Risk Officer
CCO: Chief Compliance Officer

Risk Management

Toyota will further strengthen risk management in response to uncertainties amid our constantly needing to rise to new challenges in the era of major changes in the circumstances surrounding, and in the values of, the automobile industry, such as carbon neutrality, expanding value of mobility (electrification, intelligent technologies, diversification), and other factors.

In order for each region, function, and in-house company to cooperate and support each other and prevent, mitigate, reduce, and appropriately control risks arising in business activities from a global perspective, Toyota has appointed a CRO and Deputy CRO in charge of risk management, as well as the head of risk management in each region. Toyota has also established the Governance Risk Compliance Meeting under the CRO’s supervision to identify, take action against, and monitor material risks from a company-wide perspective.

In addition, as a risk management system framework, we regularly identify, evaluate, consolidate, implement measures against, and monitor risks based on the Toyota Global Risk Management Standard (“TGRS”), a company-wide risk management framework established by referencing frameworks such as the ISO (International Organization for Standardization) and COSO (Committee for Sponsoring Organizations of the Treadway Commission).

The identified risks that are deemed significant to Toyota are deliberated by the Governance Risk Compliance Meeting, chaired by the CRO, and are referred to the Board of Directors and other relevant governing bodies, as appropriate, to promote the execution of business operations.

Approach to and Initiatives Towards Human Resources

Based on the philosophy that “monozukuri (manufacturing) depends on human resource development,” Toyota believes that its greatest asset is its people, and Toyota has been focusing on human resource development since its foundation. The common foundation of our human resource development consists of three pillars: Toyota’s “philosophy” (Toyota Philosophy), “skills” (Toyota Production System, or TPS), and “behavior” (Toyota Way 2020). We cultivate talent whom, under our “philosophy” of “working for the sake of others,” acquire the “skills” of TPS—which seeks to thoroughly eliminate waste and shorten lead times—and put our “philosophy” into practice through their own actions, that is, their “behavior.” We believe that the ability of such individuals to think and act autonomously in their fields strengthens our capacity to respond to changes in the operating environment.

1. Governance

Toyota places importance on dialogue with employees in order to accurately identify issues related to human capital. In particular, the president, executive vice presidents, and other members who also serve on the Sustainability Meeting participate in the Labor-Management Council and the Joint Labor-Management Round Table Conference, which serve as opportunities to understand the voices of employees and to identify the direction for addressing human capital-related issues.

Among the issues identified, those that are deemed particularly material or that require cross-functional responses are referred to the Sustainability Meeting described in “Item 4. Information on the Company — 4.B Business Overview — Toyota’s Approach to and Initiatives Towards Sustainability — Governance” where such matters are deliberated and determined to promote “priority sustainability initiatives” relating to human capital.

Reference: Number of times held in fiscal 2026

Sustainability Meeting: 4

Labor-Management Council: 4

Joint Labor-Management Round Table Conference: 2

2. Strategy

In advancing our transformation into a mobility company, we have identified six materiality topics (key issues) based on the perspectives of our stakeholders, including customers, local communities, business partners, and employees. Among these, under “Active Contribution by All” and “Supporting the Community & Employment,” we have identified six priority action items related to human capital.

Materiality		Aim
Active Contribution by All	Human Resource Development	Acquire and develop human resources who “continuously think and act for the benefit of others” based on the Toyota Philosophy
	Dialogue with employees	Translate dialogue between the company and employees of mutual trust/responsibility into action
	DE&I	Create corporate culture where all people working for Toyota feel respected, and can demonstrate their uniqueness, strength, and abilities, while embracing their diverse talents and values
	Labor Practices	Contribute to the peace of mind of employees and the sustainable growth of local communities through stable employment and maintaining/improving labor conditions
	Health and Safety	Eliminate all kinds of unsafety by fostering company-wide safety culture, while protecting the good health and well-being of employees and their families
Supporting the Community & Employment	Respect for Human Rights	Respect the human rights of all people involved in our business activities

We believe that advancing initiatives in these priority action items is essential to developing the talent that will drive our future.

3. Risk Management

We identify risks related to human capital through ongoing monitoring of workplace conditions via multiple communication channels—including dialogue with employees, engagement surveys, and consultation services—as well as through information gathering and benchmarking that take into account revisions to applicable laws and regulations and changes in the external environment.

Among the risks identified through these efforts, those deemed material from a company-wide perspective are escalated to management for decision-making and the consideration of responsive measures, in accordance with the process described in “Toyota’s Approach to and Initiatives Towards Sustainability—Risk Management.”

4. Metrics and Targets

In connection with the priority initiative of “Promoting Active Participation of Diverse Talent,” the table below sets forth representative metrics for TMC on an unconsolidated basis, together with the corresponding targets and results for fiscal 2026.

Metrics	Target	Result (Fiscal 2026)
Number of women in managerial positions (unconsolidated)	By 2030, increase to five times the target set in 2014	455 (4.5 times the target set in 2014)	(Note 1)
Ratio of eligible male employees taking childcare leave (unconsolidated)	Achieve an average ratio of employees taking childcare leave of 85% or above during the period from April 1, 2025 through March 31, 2030	79.0%	(Note 2)

Note 1	As of March 31, 2026

Note 2	The ratio of eligible employees taking childcare leave is calculated based on the ratio of employees taking childcare leave under Article 71-6, Item 1 of the Ordinance for Enforcement of the Act on Childcare Leave, Caregiver Leave, and Other Measures for the Welfare of Workers Caring for Children or Other Family Members (Ministry of Labour Ordinance No. 25 of 1991), in accordance with the provisions of the Act on Childcare Leave, Caregiver Leave, and Other Measures for the Welfare of Workers Caring for Children or Other Family Members (Act No. 76 of 1991).

Climate Change-related Disclosures

Toyota aims to establish a sustainable society in harmony with nature through contributions to the goal of carbon neutrality. Toyota addresses climate change-related impacts, risks, and opportunities guided by the principles of the “Toyota Earth Charter” and “Toyota Environmental Challenge 2050,” intending to fully concentrate on achieving carbon neutrality by 2050 across the entire vehicle life cycle. Toyota intends to reduce GHG emissions through multiple approaches, including the multi-pathway strategy, driven by the principles of “leaving no one behind” and “delivering freedom of movement to all.”

1. Governance

The Oversight of Climate change-related Issues by the Board of Directors

Toyota positions the Board of Directors as its ultimate supervisory, decision-making authority for climate change-related issues, including risks and opportunities. In order to effectively plan and execute strategies in response to social trends, we bring important climate change-related issues before the Board of Directors as they arise.

Responses to climate change-related issues (including risk and opportunity assessments and management implemented more than once a year) are addressed primarily by the CN Strategy Subcommittee, with oversight by the Board of Directors. The Board of Directors makes decisions based on the deliberations of each committee, including trade-offs between sustainability and climate change-related issues. The CN Strategy Subcommittee approves the formulation, review and monitoring of progress of climate change-related targets under the oversight of the Board of Directors, following deliberation by the Environmental Product Design Assessment Committee and the Consolidated Environment Committee. For details of the overall process, see “Item 4. Information on the Company — 4.B Business Overview — Toyota’s Approach to and Initiatives Towards Sustainability — Governance”.

Examples of decisions made by the Board of Directors in 2025 include the approval to execute a comprehensive partnership agreement with the municipal government of Shanghai and the establishment of Lexus (Shanghai) New Energy Co., Ltd., which develops and manufactures BEVs and batteries, aimed at contributing to the realization of carbon neutrality in China. The new company will develop Lexus-branded BEVs, with mass production to launch in 2027 or later.

2. Strategy

(a) Toyota’s Strategies (Fundamental approach of Toyota’s multi-pathway strategy)

Carbon neutrality is an urgent issue for cars to remain an essential part of society. Toyota is making efforts to provide our customers around the world with options for mobility under our multi-pathway strategy, while promoting the decarbonization of manufacturing and supply chains. It is important to consider the ways in which mobility takes into account the future of energy. The strategy’s basic premise is that we need to reduce dependence on fossil fuels from the perspective of the global environment and sustainability. Furthermore, over the medium- to long-term, renewable energy sources will continue to proliferate, with electricity and hydrogen emerging as the primary energy sources sustaining society. In the short term, however, it is critical to acknowledge global realities and implement changes in practical ways that maintain energy security. This is precisely why we are committed to providing mobility options that are aligned with a diverse range of energy situations and customer needs, while also keeping an eye on the future of electricity and hydrogen.

The underlying concept of our multi-pathway strategy is to achieve carbon neutrality through practical transition.

(b) Identification and Assessment of Climate Change-Related Impacts, Risks, and Opportunities

Overview of Impacts, Risks, and Opportunities

Toyota identifies factors that may impact the future based on the identified Impacts, Risks, and Opportunities (“IROs”). Toyota responds appropriately under Toyota’s strategies and transition plans. The overview of climate change-related IROs are as follows.

•	Impacts: Effects that a company has on the environment and society as a result of its activities or business transactions.

•	Risks

•

Transition risk: Negative impact on the company arising from the transition to a low-carbon society, such as the introduction or strengthening of climate change-related policies and the advancement of low-carbon technologies.

•	Physical risk: Negative impact on the company arising from physical climate events caused by climate change.

•

Opportunities: Positive impact for the company arising from responses to market changes and technological innovation, driven by the transition to a low-carbon society and the progression of climate change.

We established a process to identify and assess climate change-related risks and opportunities using scenario analysis. We also incorporated financial impact assessments into the process to enhance the accuracy of IRO materiality.

Time horizon for IRO assessment

Process of Identifying and Assessing Climate Change-Related Impacts

We analyze activities across Toyota and our value chain to identify potential environmental and social impacts. We conduct assessments on identified impacts based on severity (scale and scope of impact) and likelihood of occurrence. Scope 3 emissions account for a significant portion of Toyota’s total emissions, with category 11 representing a substantial share thereof. As they contribute significantly to climate change, reduction efforts across the entire value chain are essential. However, Scopes 1 and 2 emissions, while accounting for a small percentage, fall within the company’s direct control. This makes them important for Toyota, which has set a target under the Life Cycle Zero CO2 Emissions Challenge. For details of the Life Cycle Zero CO2 Emissions Challenge, see “Item 4. Information on the Company — 4B. Business Overview — Toyota’s Approach to and Initiatives Towards Sustainability — Climate Change-related Disclosures — 2. Strategy — (c) Resilience Analysis.”

Processes for Identifying and Assessing Climate Change-related Risks and Opportunities

Toyota identifies and assesses climate change-related risks and opportunities and evaluates the resilience of its strategies by having an internal team of climate change experts and external specialists conduct scenario analysis based on various future society projections.

Identifying and assessing risks and opportunities

- Identification of risk drivers
- Analysis of drivers of risks and opportunities
- Incorporation of risks identified through TGRS
- Assessment of the occurrence and impacts of risks and opportunities in each scenario

Scenario definitions

- Selection of reference scenarios
- Clarification of assumptions and perspectives for each scenario

Financial impact assessments

- Clarification of the correlation between risks and opportunities and financial performance indicators that may be affected
- Assessment of the relevance with priority management themes
- Assessment of financial impacts in line with scenarios

Resilience analysis

- Organization of Toyota's initiatives to minimize risks and maximize opportunities
- Clarification of links between social issues and our initiative to achieve scenarios
- Assessment of the validity and resilience of the strategy

Chart created by Toyota based on guidance from the TCFD and Ministry of the Environment, Japan

Identification and Assessment of Risks and Opportunities

Toyota identifies primary factors (risk drivers) for climate change-related risks and opportunities based on anticipated future social conditions from the perspectives of transition risks (policy/legislation, markets, technology, reputation) and physical risks (acute, chronic). Toyota identifies risks and opportunities by analyzing driving factors and incorporates disclosure topics defined in ISSB* industry-based guidance, as well as climate change-related risks identified through TGRS, Toyota’s cross-functional risk management system, and climate change-related risks and opportunities specified by referencing external information into risks and opportunities identified through driver analysis. Toyota examines how the likelihood and impact of risks and opportunities differ in each scenario based on the identified risk drivers. The overall materiality of each risk and opportunity is determined based on a quantitative assessment of likelihood and impact as well as a qualitative assessment that takes into account factors such as corporate social responsibility and Toyota’s key issues.

*	International Sustainability Standards Board

Scenario Analysis Overview

Scenario analysis is conducted in accordance with the processes outlined in guidance provided by the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (“TCFD”) and the Ministry of the Environment, Japan. Toyota conducts 1.5°C scenario analysis to assess transition risks and opportunities as well as a 4°C scenario analysis to assess physical risks based on climate hazards.

•	Scope

Transition risks and opportunities: Automotive business and value chains in Toyota Motor Corporation and its consolidated subsidiaries

Physical risks: Toyota Motor Corporation, consolidated subsidiaries, and unconsolidated vehicle manufacturing subsidiaries

•	Impact assessment period

Transition risks and opportunities: Up to 2035

Physical risks: Up to the late 21st century

1.5°C Scenario Analysis

Selection of 1.5°C Scenarios

Toyota uses multiple published scenarios as reference for analysis, such as the scenarios from IEA*1 and IPCC*2 AR6*3 WG3 report. Toyota envisions society’s future energy landscape as converging on electricity and hydrogen with the widespread introduction of renewable energy, and recognizes that the transition speed varies by region depending on energy conditions.

Against the backdrop of recent global developments, discussions have begun on balancing environmental issues with economic security. There are also observable phenomena such as a slowdown in renewable energy investments due to international inflation and a stagnation in the growth trend of BEV sales in Europe and the U.S. At international forums such as the Conference of the Parties (“COP”) to the United Nations Framework Convention on Climate Change, discussions are progressing on transitional measures extending into the future. There is a growing recognition of the importance of introducing diverse decarbonization methods tailored to conditions in each country and region.

In recognition of these backgrounds, our multi-pathway strategy offers mobility options tailored to energy situations in each country/region and the diverse needs of customers through a practical transition in the short term with a view toward a future in which electricity and hydrogen serve as primary energy sources underpinning society in the long term.

The 1.5°C scenario analysis for passenger vehicles considers both the IEA NZE scenario,*4 which highlights the introduction of BEVs and PHEVs as key decarbonization measures, and other 1.5°C scenarios that incorporate regional characteristics and an increased range of mitigation measures (such as CO2 removal (CDR*5), carbon capture and storage (CCS), and carbon-neutral fuels) to assess corporate strategic resilience.

The assumptions and global circumstances of each scenario are organized as follows:

According to the IEA NZE Scenario (IEA World Energy Outlook 2025), reducing GHG emissions from the power generation sector may decrease emissions from other sectors. GHG emissions may be reduced by the widespread adoption of BEVs in the road transport field of the transportation sector, where electrification is relatively easier. In reality, the speed of progress and timeframe of these initiatives may be delayed depending on energy conditions and policy developments in each country and region. In such cases, CDR technologies will become essential.

In other 1.5°C scenarios, concerns over energy and economic security and a decline in industrial competitiveness will cause delays in the progress of mitigation measures driven by energy conditions and policy developments in each country and region to spread globally. Furthermore, the introduction of decarbonization technologies to the market requires substantial investment in the initial stages, and differences in investment levels may lead to disparities in progress.

While decarbonization technologies beyond electrification may be utilized with low-emission power, the expansion of biofuel usage in road transport could be limited by the food-versus-fuel dilemma and variations in supply volume caused by land-use restrictions to protect the environment. A slower pace of reduction for GHG emissions will inevitably lead to an overshoot in temperature rise, making it necessary to assume the later large-scale and extensive deployment of CDR technologies compared to the NZE scenario.

*1	International Energy Agency

*2	Intergovernmental Panel on Climate Change

*3	Sixth Assessment Report

*4	Net Zero Emissions by 2050 Scenario

*5	Carbon Dioxide Removal

Study on the IEA NZE Scenario

The IEA reports that the following is required to accomplish the NZE scenario. The shift of passenger vehicles to BEVs will progress as electricity is decarbonized with the active introduction of renewable energy, leading to a sharp reduction in GHG emissions after 2030 and the achievement of net zero emissions, including emissions from owned vehicles by 2050. To achieve this goal, it is assumed that governments around the world will introduce ambitious climate policies such as carbon pricing, tighter fuel efficiency standards, and bans on the sale of vehicles with internal combustion engines, along with expanded incentives to support the growth of BEVs. BEVs will become more widely accepted in the market as consumer awareness of the environment grows and stronger policies are put in place, along with technological advancements in vehicle electrification, development of innovative batteries, and energy management systems powered by renewable power. The societal shift towards electrification and renewable energy will suppress energy consumption with improvements in efficiency. For fossil fuels in hard-to-electrify sectors and delays in transitioning to electrification and renewable energy, carbon removal from the atmosphere via CDR technology is necessary. In the IEA World Energy Outlook prior to 2023, the use of CDR technology was not assumed in the NZE scenario. However, the 2024 edition reports that it will be necessary, and the 2025 edition indicates even greater use is required. The transition risks and societal challenges associated with the achievement of this scenario are as set forth below.

Transition risks associated with this scenario:

•	Fines or other penalties imposed for non-compliance with fuel efficiency, GHG, or ZEV regulations.

•	Ramp-down of production and decrease in units sold caused by sudden product changes to comply with regulations.

•	Increase in R&D costs in response to developments in powertrain technology.

•	Supply shortages and rising procurement costs due to increased demand for feedstocks related to BEVs.

•	Increase in manufacturing costs due to the surge in renewable electricity prices.

The following challenges must be addressed to accomplish this scenario:

•	Formulation of government policies and active investment to promote the introduction of renewable energy.

•	Creation of social systems to secure the supply of battery feedstocks and development of recycling technologies.

•	Innovating and reducing the costs of decarbonization technologies that use electricity and hydrogen.

•	Development of charging infrastructure accompanying the widespread adoption of electric vehicles.

•	An increase of cost burdens associated with the introduction of decarbonization and CDR technologies

Studies on Other 1.5°C Scenarios

In addition to the IEA NZE scenario, multiple 1.5ºC scenarios published by the IPCC and various research institutions are compared and examined in detail to analyze differences in energy conditions and policy developments across countries and regions. The pathway toward achieving the 1.5°C target set out in the Paris Agreement is as follows.

•	Energy sector:

Introduction of various technologies, such as CCS, in addition to the use of renewable energy and the adoption of low-carbon and carbon-neutral fuels, such as biofuels and synthetic fuels.

•	Transportation sector:

In addition to vehicle electrification, efforts also include the use of fuel-efficient vehicles and the adoption of low-carbon and carbon-neutral fuels such as biofuels and synthetic fuels.

•	Differences between countries and regions:

Renewable energy sources, such as biomass, are utilized to their fullest extent depending on conditions in each country and region. During the transition period, the aim is to balance economic development and carbon-neutral by also using fossil fuel combined with CCUS* technologies. With the advancement of diverse energy infrastructure such as low-carbon fuels and carbon-neutral fuels, various energy sources and powertrains are selected based on their respective convenience.

* Carbon Capture, Utilization and Storage

Transition Risks Associated with the Aforementioned Scenarios:

•

Transition risks associated with the enhancement of BEVs are similar to those stated in the IEA NZE scenario; however, their impact on Toyota’s strategy and finances will be relatively small, considering the current track record of BEV adoption in each country and region and reviews of their policies.

•	Delays in the adoption of low-carbon fuels and carbon-neutral fuels such as biofuels and synthetic fuels.

•	Increase in R&D costs associated with the diversification of automotive fuels.

•	Increase in energy procurement costs due to the decarbonization of energy sources such as gas and liquid fuels, in addition to electricity.

Social Challenges Toward Achieving Scenarios are More Diverse Compared to the IEA NZE Scenario:

•	Developing technologies for low-carbon and carbon-neutral fuels, such as hydrogen, biofuels, and synthetic fuels, adapted to each country and region, and support in the early stage of introduction

•	Solving issues such as the food versus fuel dilemma related to biofuels and curbing the rise in fuel prices

•	Ensuring the supply of low-carbon fuels and carbon-neutral fuels through collaboration with other sectors

•	Development of infrastructure and aid policies to ensure a stable supply of energy

Risks and Opportunity Trade-Offs in the 1.5°C Scenario

While electrification presents opportunities in relation to sales, it also brings risks such as increased R&D expenses and higher raw material procurement costs.

4°C Scenario Analysis

Selection of 4°C Scenarios

We selected IPCC AR6 WG1 SSP5-8.5 as the reference scenario for the 4°C scenario analysis. The IPCC SSP5-8.5 is the highest emission scenario that represents a fossil fuel-dependent economic development path without the implementation of climate policies, resulting in the occurrence of extremely frequent and severe physical climate events. We assessed the resilience of our business activities by conducting analyses under this scenario.

Studies on the 4°C Scenario

We consider that major physical risks under this scenario include the following:

•	Suspended production and sales resulting from supply chain disruptions caused by more frequent and severe natural disasters.

•	Impacts on production caused by water shortage and higher water costs.

We conducted the below screenings of high-risk sites:

•	Screened high-risk sites for flooding hazards, such as river flooding, inland flooding, and storm surges, using geographical coordinates for 137 business locations in Japan and 73 locations overseas.

•	Identified sites in and outside of Japan where future hazard grades have been changed as a result of climate change and are evaluated as hazard grade B or higher, requiring attention to risks.

As a result of our risk analysis, we confirmed that some business sites are at risk for river flooding, inland flooding, and storm surges, but the impact is slight.

Definition of Hazard Grade

Results of Physical Risk Screening

Hazard	Hazard assessment target site	Number of sites where the hazard grade changed to B or higher from the present through the latter half of the 21st century
River flooding	137 sites (Japan)	0 sites
	73 sites (overseas)	0 sites
Inland flooding	73 sites (overseas)	3 sites
Storm surge	73 sites (overseas)	8 sites

Assessment conditions:

Assessment of changes in hazard grades from the present to the latter half of the 21st century under the 4°C scenario (SSP5-8.5) based on the following conditions

Sites (Japan): Logic: MS&AD InterRisk Research & Consulting, Inc. (e.g., Flood Risk Finder)
Assessment item: Inundation hazards due to river flooding

Sites (overseas): Logic: Tokio Marine dR Co., Ltd. (e.g., Fathom Global Flood Map)
Assessment item: Inundation hazards due to river flooding, inland flooding, and storm surges

Efforts to Minimize Risk

To minimize physical risks, Toyota is undertaking various initiatives, including selection of locations for new plants, taking water risk into account, taking measures based on the results of water risk assessments, continuous revisions of BCP*1 based on experience from past disasters as well as the initiatives related to BCM*2, including the supply chain.

*1	Business Continuity Plan. A plan for companies to minimize damage and ensure business continuity and recovery when emergencies such as disasters occur
*2	Business Continuity Management. A framework for operational management that ensures each countermeasure plan defined in the BCP functions can be executed

Financial Impact Assessments

Toyota analyzes causal links between identified risks and opportunities and their financial impacts. Toyota assesses relationships with management themes, such as mobility concepts related to identified risks and opportunities and priority sustainability initiatives, to confirm the materiality of these risks and opportunities. In addition, Toyota assesses the financial impacts of identified high-priority risks and opportunities in light of the assumptions of each scenario.

(c)	Resilience Analysis

Strategies and Business Models for Addressing Material IROs

We recognized that the material IROs specified through the aforementioned process assessment have a significant impact on Toyota. Under the multi-pathway strategy, we incorporate measures to address these IROs into the transition plan and others, and secure resources to address these responses.

Transition Plan

We announced the “Toyota Environmental Challenge 2050” in October 2015, prior to the Paris Agreement. We established the “Life Cycle Zero CO2 Emissions Challenge,” “New Vehicle Zero CO2 Emissions Challenge,” and “Plant Zero CO2 Emissions Challenge” to clarify our long-term climate change objectives. The “8th Toyota Environmental Action Plan” sets specific reduction targets for each emission scope in the medium term. We have set our reduction targets for Scope 1, Scope 2, and Scope 3 category 11 with reference to and in line with criteria established by SBTi*1; however, such targets are not set forth in this annual report based upon the authority of or in reliance upon SBTi as experts with respect to such targets.

We support the Paris Agreement and under these GHG reduction targets, we intend to fully concentrate on achieving the 2050 Carbon Neutrality by advancing a multi-pathway strategy. We formulated a transition plan that organizes reduction initiatives and other measures aimed at achieving targets. This plan is recognized as crucial for Toyota to address climate change-related risks and opportunities, and is integrated into management plans such as sales plans and the midterm business plan.

The transition plan is developed around key emission scopes and includes initiatives Toyota considers important for contributing to carbon neutrality. We set primary reduction initiatives as reduction levers for each emissions scope. Under these levers, we implement specific emission reduction measures and manage the progress of our efforts. The transition plan considers the assumptions of the 1.5°C scenario referenced in the scenario analysis.

*1	Science Based Targets initiative. An initiative established by the CDP, the United Nations Global Compact, World Resources Institute (WRI) and the World Wide Fund for Nature (WWF)

Resilience Analysis

The strategic resilience of the multi-pathway strategy is verified through scenario analysis.

1.5°C Scenario Analysis Results

The scenario analysis has revealed a variety of pathways to achieve the 1.5°C target aligned with the Paris Agreement, each accompanied by specific conditions and social challenges. With our global reach, we have reaffirmed the validity of focusing on our multi-pathway strategy, which includes various measures and technologies capable of addressing uncertainties to respond to global market and stakeholder demands, rather than specializing in or adhering to a single policy or technology.

4°C Scenario Analysis Results

Through the scenario analysis, some domestic and overseas sites are facing risks for river flooding, inland flooding, and storm surges, but the impact is estimated to be slight. Disaster drills and other means for improvements through PDCA cycles have proven to enhance the effectiveness of BCP and accelerate the speed of recovery after a disaster. We have positioned these activities as BCM and are promoting it as a collaborative framework between employees and their families, the Toyota Group and suppliers, and Toyota Motor Corporation.

Results from Resilience Analysis

Guided by the philosophy of being the “best-in-town,” we will continue to provide a lineup of vehicles that are well-received by customers and adaptable to different economic and energy situations in order to contribute to the development of each country and region. We will strive to reduce GHG emissions by utilizing existing infrastructure and assets. Toyota’s multi-pathway strategy has proven to be highly resilient in all of the scenarios presented.

As indicated in the IPCC assessment reports and other publications, there are multiple paths available to achieve the 1.5°C target as set out in the Paris Agreement. These paths can vary depending on local energy conditions and government policy, requiring the involvement of various industries and making collaboration with partners, including encouraging the use of carbon-neutral fuels, crucial. We stand with the Paris Agreement and take action to achieve its goals. We prioritize alignment with the Paris Agreement and work with our partners to promote the development of vehicles and social infrastructure based on our mobility concept, intending to fully concentrate on achieving carbon neutrality by 2050.

As the landscape changes, we will continue to conduct scenario analyses to reassess risks and opportunities, and reflect the responses to them into our strategies to further strengthen our resilience.

3. Risk Management

Links Between Company-Wide Risk Management and Climate Change-Related Risk Management Processes

Recognizing that the risks and opportunities present in climate change are key management concerns, we conduct scenario analyses based on the TCFD recommendations to identify risks and opportunities and assess the resilience of our business activities. Utilizing tools such as the TGRS, a company-wide risk management system designed by Toyota based on ISO standards and the COSO framework, we identify a broad range of risks related to our global business activities. When necessary, we establish cross-company task forces to promote risk management while monitoring the progress of countermeasures.

Risks are assessed based on the magnitude of impact and vulnerabilities. By setting a specific time horizon, we can clarify actual and strategic impacts on our businesses.

The magnitude of impact is rated on a five-grade scale for each of the following factors: finance, reputation, violation of laws and regulations, and business continuity. Vulnerability is assessed based on the current status of countermeasures and probability of occurrence. Risk owners are assigned for the key risks assessed by region, function (such as production and sales) and product based on the above perspectives. Chief Officers of divisions and in-house company presidents oversee initiatives, while at the working level, relevant measures are implemented and monitored under the instructions of divisional General Managers.

In addition to the aforementioned TGRS, climate change-related risks and opportunities are reviewed by relevant executives and divisions in charge, and the status of the response is monitored and reviewed. Toyota actively works to identify a wide range of risks and opportunities stemming from environmental issues, regularly reviews the validity of strategies such as the “Toyota Environmental Challenge 2050” and promotes activities to boost competitiveness.

Current and future GHG emissions from vehicles, production and sales operations, and supply chains are calculated and assessed in line with relevant science-based emission reduction pathways. Important risks and opportunities that require prompt responses are deliberated at the Governance Risk Compliance Meeting and reported to the Board of Directors to determine the course of action.

4. Metrics and Targets

Medium- and Long-Term Target Structure

Toyota has systematically formulated its vision and targets for the environmental issues in order to realize its mission of coexistence of humanity and the earth as well as the mass production of happiness. We share and collaboratively promote “Toyota Environmental Challenge 2050” as our long-term vision, and the “8th Toyota Environmental Action Plan” as our medium-term target, with Carbon Neutrality (CN), Circular Economy (CE), and Nature Positive (NP) prioritized as our major pillars. For details on the transition plan, including medium- and long-term targets, please refer to “Item 4. Information on the Company — 4B. Business Overview — Toyota’s Approach to and Initiatives Towards Sustainability — Climate Change-related Disclosures — 2. Strategy — (c) Resilience Analysis”

Review of the “7th Toyota Environmental Action Plan (2025 Target)”

Toyota promoted the “7th Toyota Environmental Action Plan (2025 Target)”, a five-year action plan to achieve the “Toyota Environmental Challenge 2050.”

The “8th Toyota Environmental Action Plan (2030 Target)”

Toward the realization of “Toyota Environmental Challenge 2050,” we have formulated the “8th Toyota Environmental Action Plan (2030 target),” a new five-year action plan, and begun its implementation in April 2026. Based on the three pillars that Toyota has long prioritized—Carbon Neutrality (CN), Circular Economy (CE), and Nature Positive (NP)—we have developed specific targets for 17 categories. In 10 overseas countries and regions (North America, Europe, China, Asia, India, South America, South Africa, Australia, New Zealand, and South Korea), regional 2030 targets have been formulated in line with this.

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

Because Toyota had more than 50 overseas operations in 27 countries and regions as of March 31, 2026, procurement of parts and components is being carried out not only locally in the country of the production site but also from third countries. As a result, the distribution network has become increasingly complex. In order to realize timely and efficient distribution while minimizing costs, Toyota is promoting efforts to optimize each stage of the supply chain. To this end, Toyota has developed a standardized system of global distribution and is supporting the operation of the system at each production base. The use of the global distribution system aims at implementing parts procurement that meets changes in vehicle production in a timely manner. These varying efforts, combined together, have led to maximized customer satisfaction, as well as to building a good working relationship with Toyota’s suppliers.

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

In 2025, Toyota filed approximately 19,000 patent applications domestically and internationally. In Japan, based on the ranking published by IP Force, Toyota was ranked 1st among companies and 1st among automobile manufacturers that year in terms of the number of patent registrations as of December 31, 2025. In the United States, based on the ranking published by IFI CLAIMS, Toyota was ranked 8th among companies and 1st among automobile manufacturers that year in terms of the number of patent registrations as of December 31, 2025.

Capital Expenditures and Divestitures

Set forth below is a chart of Toyota’s principal capital expenditures between April 1, 2023 and March 31, 2026, the approximate total costs of such activity, as well as the location and method of financing of such activity, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan
Investment primarily in technology and products by Toyota Motor Corporation	1,915.2	Japan	Internal funds, financing from issuance of bonds, etc.
Investment primarily in technology and products by Prime Planet Energy & Solutions, Inc.	168.5	Japan	Borrowing
Investment primarily in technology and products by Toyota Auto Body Co., Ltd.	102.8	Japan	Internal funds
Investment primarily in technology and products by Toyota Motor Kyushu, Inc.	86.5	Japan	Internal funds

Outside of Japan
Investment primarily to promote localization by Toyota Battery Manufacturing, Inc.	730.6	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Thailand Co., Ltd.	290.1	Thailand	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing, Kentucky, Inc.	221.4	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing, Indiana, Inc.	184.0	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing Canada, Inc.	170.9	Canada	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing De Guanajuato, S.A. de C.V.	152.6	Mexico	Internal funds
Investment primarily to promote localization by Toyota do Brazil LTDA.	130.6	Brazil	Internal funds
Investment primarily to promote localization by Toyota Motor Technical Center (China) Co., Ltd.	113.0	China	Internal funds
Investment primarily to promote localization by Toyota Motor Manufacturing, Texas, Inc.	102.9	United States	Internal funds
Investment primarily to promote localization by Toyota Motor Europe NV/SA.	96.4	Belgium	Internal funds
Investment primarily in leased automobiles by Toyota Motor Credit Corporation	7,032.5	United States	Internal funds, financing from issuance of bonds, etc.

Set forth below is information with respect to Toyota’s material plans to construct, expand or improve its facilities between April 2026 and March 2027, presented on a “by subsidiary” basis and as reported in Toyota’s annual Japanese securities report filed with the director of the Kanto Local Finance Bureau.

Description of Activity	Total Cost (Yen in billions)	Location	Primary Method of Financing
Japan
Investment primarily in manufacturing facilities by Toyota Motor Corporation	850.0	Japan	Internal funds

Outside of Japan
Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Kentucky, Inc	260.9	United States	Internal funds
Investment primarily in manufacturing facilities by Toyota Kirloskar Motor Private Ltd.	128.9	India	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Manufacturing, Indiana, Inc.	119.1	United States	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Europe NV/SA	107.5	Belgium	Internal funds
Investment primarily in manufacturing facilities by Toyota Motor Manufacturing Canada Inc.	70.8	Canada	Internal funds

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

Toyota is named as a defendant in an economic loss class action lawsuit in Australia in which damages are claimed on the basis that diesel particulate filters in certain vehicle models are defective. On April 7, 2022, March 27, 2023, and November 6, 2024, Toyota received unfavorable judgments in the court of first instance, the Federal Court of Australia, and the High Court of Australia, respectively. The judgments included a finding that there was a perceived reduction in vehicle value of certain vehicle models. However, the High Court remanded the case to the court of first instance for further proceedings to determine the specific calculation of the reduction in vehicle value. Other claims of economic loss in this class action lawsuit continue to be litigated at the court of first instance. In calculating the provision we should record in the consolidated financial statements as a result of the aforementioned judgments, Toyota has considered various factors including the legal and factual circumstances of the case, the contents of the judgment of the court of first instance and the Federal Court of Australia, and the views of legal counsel. The currently estimated probable economic outflow related to the class action is immaterial to Toyota’s consolidated financial position, results of operations and cash flows. At this stage, however, the final outcome and therefore ultimate financial liability for Toyota on account of this matter cannot be predicted with certainty.

In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the U.S. Department of Justice (“DOJ”) and cooperated with these investigations. In June 2025, the DOJ and SEC informed Toyota that they had closed their investigations into the matter.

On March 4, 2022, Hino, a Japanese company that produces and sells commercial trucks and buses, and of which Toyota owns 66.16% of the voting interests as of March 31, 2026, disclosed that it had voluntarily commenced an investigation into potential issues regarding emissions performance and certification in the North American and Japanese markets, and that it has reported such issues to and is cooperating with the relevant authorities. Hino announced that, through such investigation, it identified past misconduct in relation to its applications for certification concerning the emissions and the fuel economy performance of certain of its engines for the Japanese market. In Japan, Hino was subject to an on-site inspection from the MLIT, and received a corrective action order from it. From October 7, 2022 to May 22, 2024, Hino submitted recurrence prevention reports to the MLIT. The MLIT has also revoked certain of the “type approvals” (that is, approvals that exempt new vehicles or vehicles with certain equipment from individual testing by government inspectors prior to sale) and the fuel consumption ratings relating to certain engine models. Hino has also further agreed to compensate certain of its customers in Japan for certain additional motor vehicle taxes that have become payable on account of the misconduct, as well as in connection with vehicles with engines with respect to which there were fuel efficiency problems. The investigation by Hino’s special investigation committee for engines for the Japanese market has been completed; however, some verification, investigations and communications with related parties are still ongoing.

In Canada, Hino and certain of its subsidiaries were sued in a putative class action in the Supreme Court of British Columbia, Canada, on October 19, 2023, and a similar lawsuit was filed in the Superior Court of Quebec, Canada. Hino entered into a settlement agreement with the plaintiffs on November 13, 2024, and received final approval of the Supreme Court of British Columbia on May 6, 2025 (local time), as well as final approval of the Superior Court of Quebec on June 2, 2025 (local time).

With respect to the United States, a lawsuit naming Hino and certain of its subsidiaries as defendants in a putative class action lawsuit was filed at the U.S. District Court for the Southern District of Florida claiming damages related to Hino’s vehicles sold in the U.S. from 2004 to 2021, was filed at the U.S. District Court for the Southern District of Florida on August 5, 2022 (local time). Hino entered into a settlement agreement with the plaintiff on October 25, 2023 and received final approval of the court on April 1, 2024 (local time). In addition, the DOJ and other U.S. agencies commenced an investigation with respect to potential violations of relevant laws and regulations regarding the certification of certain of Hino’s engines for the U.S. market. On January 16, 2025, Hino reached an agreement with the DOJ to resolve its criminal investigation into engine emissions certification testing and performance issues in the U.S. market, which became effective on March 19, 2025. Hino and its U.S. subsidiaries also reached a consolidated civil resolution with U.S. federal and California government authorities to resolve their civil investigations into the issues, which became effective on May 21, 2025.

In these resolutions, Hino agreed to the payment of criminal and civil penalties. In addition, Hino has started the implementation of measures for the engines in the market and a project for reducing environmental burdens. Furthermore, Hino has extended warranties for vehicles in the wake of the settlement in the class action lawsuit filed in the U.S., the civil settlement with the U.S. authorities, and the settlement in the class action lawsuit filed in Canada.

In addition, on April 17, 2023, a lawsuit against Hino and its subsidiaries as defendants in a representative action lawsuit has also been filed in Australia as a class action lawsuit. In the lawsuit, the plaintiffs claimed that they had suffered loss and damage resulting from alleged misleading or deceptive conduct in relation to non-compliance of the affected vehicles with emissions standards and fuel efficiency standards. Hino entered into a settlement agreement with the plaintiff on February 14, 2025, and received final approval of the court on July 18, 2025.

In New Zealand, Hino and local distributors which have no capital ties with Hino were sued in a class action in the High Court of New Zealand on March 3, 2025 (local time). Hino entered into a settlement agreement with the plaintiffs on February 9, 2026.

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

Hino ceased to be a consolidated subsidiary of Toyota as a result of its business integration with Mitsubishi Fuso Truck and Bus Corporation (“MFTBC”) effective April 1, 2026.

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

4.C ORGANIZATIONAL STRUCTURE

As of March 31, 2026, Toyota Motor Corporation had 216 domestic subsidiaries and 386 foreign subsidiaries. The following table sets forth for each of Toyota Motor Corporation’s principal subsidiaries, the country of incorporation and the percentage ownership interest and the voting interest held by Toyota Motor Corporation.

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
		%	%
Hino Motors, Ltd.*[1]	Japan	71.92	66.16
Prime Planet Energy & Solutions, Inc.	Japan	51.00	51.00
Toyota Financial Services Corporation	Japan	100.00	100.00
Daihatsu Motor Co., Ltd.	Japan	100.00	100.00
Toyota Finance Corporation	Japan	100.00	100.00
Toyota Auto Body Co., Ltd.	Japan	100.00	100.00
Toyota Motor Kyushu, Inc.	Japan	100.00	100.00
Toyota Motor East Japan, Inc.	Japan	100.00	100.00
Woven by Toyota, Inc.	Japan	100.00	100.00
Toyota Motor Engineering & Manufacturing North America, Inc.	United States	100.00	100.00
Toyota Motor Manufacturing, Kentucky, Inc.	United States	100.00	100.00
Toyota Motor North America, Inc.	United States	100.00	100.00
Toyota Motor Credit Corporation	United States	100.00	100.00
Toyota Motor Manufacturing, Indiana, Inc.	United States	100.00	100.00

Name of Subsidiary	Country of Incorporation	Percentage Ownership Interest	Percentage Voting Interest
		%	%
Woven Capital, L.P.	United States	100.00	100.00
Toyota Motor Manufacturing, Texas, Inc.	United States	100.00	100.00
Toyota Motor Sales, U.S.A., Inc.	United States	100.00	100.00
Toyota Battery Manufacturing, Inc.	United States	90.00	90.00
Toyota Motor Manufacturing Canada Inc.	Canada	100.00	100.00
Toyota Motor Europe NV/SA	Belgium	100.00	100.00
Toyota Motor Finance (Netherlands) B.V.	Netherlands	100.00	100.00
Toyota Motor Manufacturing (UK) Ltd.	United Kingdom	100.00	100.00
Toyota Motor Manufacturing Turkey Inc.	Turkey	90.00	90.00
Guangqi Toyota Engine Co., Ltd.	China	70.00	70.00
Toyota Motor (China) Investment Co., Ltd.	China	100.00	100.00
Toyota Motor Finance (China) Co., Ltd.	China	100.00	100.00
Lexus Electrified Shanghai Co., Ltd.	China	100.00	100.00
Toyota Motor Asia (Singapore) Pte. Ltd.	Singapore	100.00	100.00
Toyota Leasing (Thailand) Co., Ltd.	Thailand	90.00	90.00
Toyota Motor Thailand Co., Ltd.	Thailand	86.43	86.43
Toyota Motor Asia (Thailand) Co., Ltd.	Thailand	100.00	100.00
Toyota Motor Corporation Australia Ltd.	Australia	100.00	100.00
Toyota Finance Australia Ltd.	Australia	100.00	100.00
Toyota do Brasil Ltda.	Brazil	100.00	100.00

*1	Hino ceased to be a consolidated subsidiary of Toyota as a result of its business integration with MFTBC effective April 1, 2026.

4.D PROPERTY, PLANTS AND EQUIPMENT

As of March 31, 2026, Toyota and its affiliated companies produced automobiles and related components through more than 50 overseas manufacturing organizations in 27 countries and regions besides Japan. The facilities are located principally in Japan, the United States, Canada, the United Kingdom, France, Turkey, Czech Republic, Poland, Thailand, China, Taiwan, India, Indonesia, South Africa, Argentina and Brazil.

In addition to its manufacturing facilities, Toyota’s properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.

The following table sets forth information, as of March 31, 2026, with respect to Toyota’s principal properties and facilities that are owned by Toyota Motor Corporation or its subsidiaries. However, small portions, all under approximately 20%, of some facilities are on leased premises.

Facility or Subsidiary Name	Location	Land Area (thousands of square meters)	Number of Employees	Principal Products or Functions
Japan (Toyota Motor Corporation)
Toyota Technical Center Shimoyama	Toyota City, Aichi Pref.	5,947	1,941	Research and Development
Tahara Plant	Tahara City, Aichi Pref.	4,029	6,564	Automobiles
Toyota Head Office and Technical Center	Toyota City, Aichi Pref.	2,725	23,479	Research and Development
Higashi-Fuji Technical Center	Susono City, Shizuoka Pref	2,719	2,516	Research and Development
Motomachi Plant	Toyota City, Aichi Pref.	1,575	8,035	Automobiles
Takaoka Plant	Toyota City, Aichi Pref.	1,305	4,337	Automobiles

Facility or Subsidiary Name	Location	Land Area (thousands of square meters)	Number of Employees	Principal Products or Functions
Honsha Plant	Toyota City, Aichi Pref.	623	1,893	Automobile parts
Myochi Plant	Miyoshi City, Aichi Pref.	555	1,443	Automobile parts
Shimoyama Plant	Miyoshi City, Aichi Pref.	474	814	Automobile parts
Toyota Woven City	Susono City, Shizuoka	263	8	Research and Development

Japan (Subsidiaries)
Daihatsu Motor Co., Ltd.	Ikeda City, Osaka, etc.	7,721	11,143	Automobiles
Hino Motors, Ltd.*1	Hino City, Tokyo, etc.	5,795	11,622	Automobiles
Toyota Auto Body Co., Ltd.	Kariya City, Aichi Pref., etc.	2,118	11,915	Automobiles
TOYOTA Mobility Tokyo Inc.	Minato-ku, Tokyo, etc.	403	6,391	Sales facilities
Prime Planet Energy & Solutions, Inc.	Chuo-ku, Tokyo, etc.	300	4,299	Automobiles

Outside Japan (Subsidiaries)
Toyota Battery Manufacturing, Inc.	North Carolina, U.S.A.	7,400	2,675	Automobiles
Toyota Motor Manufacturing, De Guanajuato, S.A. de C.V.	Guanajuato, Mexico	6,091	2,823	Automobiles
Toyota Motor Manufacturing, Kentucky, Inc.	Kentucky, U.S.A.	5,161	9,636	Automobiles
Toyota Motor Manufacturing Canada, Inc.	Ontario, Canada	4,752	8,298	Automobiles
Toyota Motor Thailand Co., Ltd.	Samutprakarn, Thailand	4,414	7,463	Automobiles

*1	Hino ceased to be a consolidated subsidiary of Toyota as a result of the business integration with MFTBC effective April 1, 2026.

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

As of March 31, 2026, property, plant and equipment having a net book value of approximately ¥1,926.7 billion was pledged as collateral securing indebtedness incurred by Toyota Motor Corporation’s consolidated subsidiaries. Toyota believes that there does not exist any material environmental issues that may affect the company’s utilization of its assets.

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

The following discussion covers the fiscal years ended March 31, 2025 and 2026. For the discussion covering the fiscal year ended March 31, 2024, refer to “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” of Toyota’s Form 20-F for the fiscal year ended March 31, 2025 filed with the SEC on June 18, 2025.

Overview

The business segments of Toyota include automotive operations, financial services operations and all other operations. Automotive operations are Toyota’s most significant business segment, accounting for 87% of Toyota’s total revenues before the elimination of intersegment revenues for fiscal 2026. Toyota’s primary markets based on vehicle unit sales for fiscal 2026 were: Japan (21.7%), North America (30.6%), Europe (12.3%) and Asia (18.3%).

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

During fiscal 2026, the global economy showed differing trends by region. In the United States, consumption remained resilient even after tariff increases. In China, however, consumer sentiment stayed weak amid a slowdown in the real estate market and employment concerns, and consumption growth remained sluggish due to continued price stagnation and intense price competition.

The following table sets forth Toyota’s consolidated vehicle unit sales by geographic market based on location of customers for the past two fiscal years.

	Thousands of units
	Year ended March 31,
	2025	2026
Japan	1,991	2,082
North America	2,703	2,934
Europe	1,172	1,183
Asia	1,838	1,759
Other*	1,659	1,637
Overseas total	7,372	7,513

Total	9,362	9,595

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

During fiscal 2026, Toyota’s consolidated vehicle unit sales in Japan increased. Overseas consolidated vehicle unit sales increased overall during fiscal 2026 due mainly to increases in North America and Europe, despite decreases in Asia and the Middle East.

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

Changes in laws, regulations, policies and other governmental actions can also materially impact the profitability of Toyota’s automotive operations. These laws, regulations and policies include those attributed to environmental matters, vehicle safety, fuel economy and emissions that can add significantly to the cost of the vehicles.

Many governments also impose local content requirements, impose tariffs and other trade barriers, and enact price or exchange controls that can limit an automaker’s operations and can make the repatriation of profits unpredictable. Changes in these laws, regulations, policies and other governmental actions may affect the production, licensing, distribution or sale of Toyota’s products, cost of products or applicable tax rates. From time-to-time when potential safety problems arise, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. The recalls and other safety measures described above have led to a number of claims and legal proceedings against Toyota. For a more detailed description of these claims and legal proceedings, see “Item 4. Information on the Company — 4.B Business Overview — Legal Proceedings” and notes 24 and 32 to the consolidated financial statements.

The worldwide automotive industry is in a period of global competition which may continue for the foreseeable future, and in general the competitive environment in which Toyota operates is likely to intensify. Toyota believes it has the resources, strategies and technologies in place to compete effectively in the industry as an independent company for the foreseeable future.

Financial Services Operations Segment

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

Toyota’s total receivables related to financial services increased during fiscal 2026 mainly due to an increase in loan balance. Also, vehicles and equipment on operating leases increased during fiscal 2026 mainly due to the impact of changes in exchange rates.

For details on receivables related to financial services and vehicles and equipment on operating leases, see notes 8 and 13 to the consolidated financial statements.

Toyota’s receivables related to financial services are subject to collectability risks. These risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. See notes 3 and 20 to the consolidated financial statements for additional information.

Toyota continues to originate leases to finance new Toyota vehicles. These leasing activities are subject to residual value risk. Residual value losses could be incurred when the lessee of a vehicle does not exercise the option to purchase the vehicle at the end of the lease term. See note 3 to the consolidated financial statements for additional information.

Toyota enters into interest rate swap agreements and cross currency interest rate swap agreements to convert its fixed-rate debt to variable-rate functional currency debt. A portion of the derivative instruments are entered into to manage interest rate risk from an economic perspective and are not designated as a hedge of specific assets or liabilities on Toyota’s consolidated statements of financial position and accordingly, unrealized gains or losses related to derivatives that are not designated as a hedge are recognized currently in operations. See the discussion in “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and note 21 to the consolidated financial statements.

The fluctuations in funding costs can affect the profitability of Toyota’s financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota’s control. These factors include general economic conditions, prevailing interest rates and Toyota’s financial strength. Funding costs increased during fiscal 2025 and 2026 mainly as a result of an increase in the balance of financial liabilities.

Toyota launched its credit card business in Japan in April 2001. As of March 31, 2025, Toyota had 16.0 million cardholders, a decrease of 0.12 million cardholders compared with March 31, 2024. As of March 31, 2026, Toyota had 16.9 million cardholders, an increase of 0.85 million cardholders compared with March 31, 2025. Credit card receivables as of March 31, 2025 increased by ¥15.7 billion from March 31, 2024 to ¥574.5 billion, and that as of March 31, 2026 decreased by ¥23.0 billion from March 31, 2025 to ¥551.4 billion.

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

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has continued to localize production by constructing production facilities in the major markets in which it sells its vehicles. In fiscal 2025 and 2026, Toyota produced 73.5% and 73.9%, respectively, of its non-domestic sales outside Japan. In North America, 76.0% and 74.6% of vehicles sold in fiscal 2025 and 2026, respectively, were produced locally. In Europe, 69.6% and 69.0% of vehicles sold in fiscal 2025 and 2026, respectively, were produced locally. In Asia, 94.6% and 96.4% of vehicles sold in fiscal 2025 and 2026, respectively, were produced locally. Localizing production enables Toyota to locally purchase many of the supplies and resources used in the production process, which allows for a better match of local currency revenues with local currency expenses.

Toyota also enters into foreign currency transactions and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See notes 3 (“Material accounting policies — Financial instruments — (3) Derivative financial instruments”) and 21 to the consolidated financial statements for additional information.

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota’s consolidated revenues, operating income and net income attributable to Toyota Motor Corporation. In fiscal 2026, the Japanese yen was on average stronger against the U.S. dollar but weaker against the euro in comparison to fiscal 2025. At the end of fiscal 2026, the Japanese yen was weaker against the U.S. dollar and the euro in comparison to the end of fiscal 2025. See note 20 to the consolidated financial statements for additional information.

Operating Performance

Sales Revenues

Toyota’s sales revenues include sales revenues from sales of products, consisting of sales revenues from automotive operations and all other operations, excluding sales revenues from financial services operations, which increased by 5.2% during fiscal 2026 compared with the prior fiscal year to ¥45,865.9 billion, and sales revenues from financial services operations, which increased by 8.6% during fiscal 2026 compared with the prior fiscal year to ¥4,819.0 billion.

See “ — Sales Revenues and Operating Income by Business Segment” and “ — Sales Revenues and Operating Income by Geography” for additional information for the factors affecting changes in sales revenues.

Cost of Products Sold

Cost of products sold increased by ¥3,631.2 billion, or 10.2%, to ¥39,141.4 billion during fiscal 2026 compared with the prior fiscal year.

This increase includes a ¥395.0 billion increase in operating expenses attributable to our efforts to strengthen the foundation of our suppliers and the impact of soaring materials prices. Through continued cost reduction efforts together with our suppliers, this increase was partially offset by a ¥215.0 billion reduction primarily attributable to value engineering activities and other cost reduction efforts concerning design-related costs and a ¥60.0 billion reduction attributable to cost reduction efforts at plants and logistics departments.

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

Cost of Financial Services

Cost of financial services increased by ¥131.2 billion, or 4.5%, to ¥3,079.7 billion during fiscal 2026 compared with the prior fiscal year. This increase was due mainly to the increase in funding costs resulting from an increase in the balance of financial liabilities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by ¥84.9 billion, or 1.8%, to ¥4,697.5 billion during fiscal 2026 compared with the prior fiscal year. This decrease was due mainly to the effect of expenses related to Hino’s certification issues recorded in fiscal 2025.

Operating Income

Yen in millions
Year ended March 31,
2026 v. 2025 Change
Changes in operating income and loss:
Effect of marketing efforts	710,000
Effect of cost reduction efforts	(120,000)
Effect of changes in exchange rates	(195,000)
Increase or decrease in expenses and expense reduction efforts	(2,030,000)
Other	605,700

Total	(1,029,300)

Toyota’s operating income decreased by ¥1,029.3 billion, or 21.5%, to ¥3,766.2 billion during fiscal 2026 compared with the prior fiscal year. This decrease was due to the ¥2,030.0 billion aggregate unfavorable impact of changes in expenses and expense reduction efforts, partially offset by the ¥710.0 billion favorable impact of marketing efforts.

The aggregate unfavorable impact of changes in expenses and expense reduction efforts includes the ¥1,380.0 billion impact of U.S. tariffs.

The favorable impact of marketing efforts includes the ¥210.0 billion impact of changes in vehicle unit sales and sales mix, as well as the ¥335.0 billion impact of other marketing efforts such as price revisions.

Other Income and Expenses

Share of profit (loss) of investments accounted for using the equity method during fiscal 2026 decreased by ¥38.4 billion, or 6.5%, to ¥552.7 billion compared with the prior fiscal year. This decrease was due mainly to a decrease during fiscal 2026 in net income attributable to the shareholders of companies accounted for by the equity method. The following table shows the share of profit (loss) of investments accounted for using the equity method by country.

	Yen in millions
	Year ended March 31,		2026 v. 2025 Change
	2025	2026	Amount	Percentage
Japan	407,085	354,234	(52,851)	(13.0)%
China	106,992	108,299	1,307	1.2
Other	77,143	90,209	13,066	16.9

Total	591,219	552,742	(38,478)	(6.5)%

Other finance income increased by ¥37.5 billion, or 6.7%, to ¥594.2 billion during fiscal 2026 compared with the prior fiscal year. This increase was due mainly to an increase in gains on sales of securities.

Other finance costs decreased by ¥103.9 billion, or 54.5%, to ¥86.7 billion during fiscal 2026 compared with the prior fiscal year. This decrease was due mainly to a decrease in losses on securities revaluation.

Foreign exchange gain (loss), net decreased by ¥304.5 billion to ¥400.7 billion during fiscal 2026 compared with the prior fiscal year. Foreign exchange gains and losses include the differences between the value of foreign currency denominated assets and liabilities recognized through transactions in foreign currencies translated at prevailing exchange rates and the value at the date the transaction settled during the fiscal year, including those settled using forward foreign currency exchange contracts, or the value translated by appropriate year-end exchange rates. The ¥304.5 billion decrease in foreign exchange gain (loss), net was due mainly to the reclassification of foreign currency translation adjustments related to foreign operations, which had been recognized in “Other components of equity” in the consolidated statement of financial position, to “Foreign exchange gain (loss), net” in the consolidated statement of income during fiscal 2025 due mainly to the loss of control of certain consolidated subsidiaries.

Other income (loss), net decreased by ¥30.7 billion, to ¥74.2 billion in losses during fiscal 2026 compared with the prior fiscal year.

Income Taxes

The provision for income taxes decreased by ¥457.6 billion, or 28.2%, to ¥1,167.2 billion during fiscal 2026 compared with the prior fiscal year. This decrease was due mainly to the decrease in income before income taxes. The average effective tax rate for fiscal 2026 was 22.7%.

See note 16 to the consolidated financial statements for further discussion.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by ¥112.9 billion, or 458.0%, to ¥137.6 billion during fiscal 2026 compared with the prior fiscal year. This increase was due mainly to an increase during fiscal 2026 in net income of consolidated subsidiaries.

Net Income Attributable to Toyota Motor Corporation

Net income attributable to Toyota Motor Corporation decreased by ¥916.9 billion, or 19.2%, to ¥3,848.0 billion during fiscal 2026 compared with the prior fiscal year.

Other Comprehensive Income, Net of Tax

Other comprehensive income, net of tax increased by ¥2,275.9 billion to ¥1,529.9 billion for fiscal 2026 compared with the prior fiscal year. This increase resulted mainly from exchange differences on translating foreign operations gains of ¥946.3 billion in fiscal 2026 compared with losses of ¥827.8 billion in the prior fiscal year, due mainly to the weakening of the yen against the U.S. dollar and the euro, and remeasurements of defined benefit plans gains of ¥101.3 billion in fiscal 2026 compared with losses of ¥109.5 billion in the prior fiscal year, due mainly to changes in fair value of plan assets.

Operating Performance by Business Segment

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

Sales Revenues and Operating Income by Business Segment

The tables below show Toyota’s sales revenues and operating income from external customers by business and by product category.

For the year ended March 31, 2025

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers Vehicles	36,892,232	—	—	—
Parts and components for production	1,606,173	—	—	—
Parts and components for after service	3,423,389	—	—	—
Other	1,074,505	—	—	—
Total revenues from external customers	42,996,299	4,437,827	602,578	—	48,036,704
Inter-segment revenues and transfers	203,566	43,353	844,536	(1,091,455)	—

Total	43,199,865	4,481,180	1,447,114	(1,091,455)	48,036,704

Operating expenses	39,259,587	3,797,661	1,265,920	(1,082,050)	43,241,118

Operating income	3,940,278	683,519	181,194	(9,405)	4,795,586

For the year ended March 31, 2026

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers Vehicles	38,847,899	—	—	—
Parts and components for production	1,509,449	—	—	—
Parts and components for after service	3,608,666	—	—	—
Other	1,235,909	—	—	—
Total revenues from external customers	45,201,924	4,819,003	664,026	—	50,684,952
Inter-segment revenues and transfers	215,779	38,112	987,387	(1,241,278)	—

Total	45,417,703	4,857,115	1,651,412	(1,241,278)	50,684,952
Operating expenses	42,640,654	4,005,394	1,519,333	(1,246,644)	46,918,736

Operating income	2,777,049	851,722	132,079	5,366	3,766,216

Automotive Operations Segment

The automotive operations segment is Toyota’s largest operating segment by sales revenues. Sales revenues for the automotive segment increased during fiscal 2026 by ¥2,217.8 billion, or 5.1%, to ¥45,417.7 billion compared with the prior fiscal year. The increase mainly reflects the ¥1,900.0 billion favorable impact of changes in vehicle unit sales and sales mix.

Operating income from the automotive operations decreased by ¥1,163.2 billion, or 29.5%, to ¥2,777.0 billion during fiscal 2026 compared with the prior fiscal year. This decrease in operating income was due mainly to the ¥2,030.0 billion aggregate unfavorable impact of changes in expenses and expense reduction efforts, partially offset by the ¥710.0 billion favorable impact of marketing efforts.

Financial Services Operations Segment

Sales revenues for the financial services operations increased during fiscal 2026 by ¥375.9 billion, or 8.4%, to ¥4,857.1 billion compared with the prior fiscal year. This increase was due mainly to the increase in loan balance.

Operating income from financial services operations increased by ¥168.2 billion, or 24.6%, to ¥851.7 billion during fiscal 2026 compared with the prior fiscal year. This increase was due mainly to the recording of valuation gains on interest rate swaps in sales finance subsidiaries in the United States.

The following table shows the number of financing contracts by geographic region at the end of fiscal 2026 and 2025, respectively.

	Number of financing contracts in thousands
	As of March 31,		2026 v. 2025 Change
	2025	2026	Amount	Percentage
Japan	2,740	2,652	(88)	(3.2)%
North America	5,647	5,659	12	0.2
Europe	1,944	2,076	132	6.8
Asia	2,245	2,307	62	2.8
Other*	1,054	1,108	54	5.1

Total	13,630	13,802	172	1.3%

*	“Other” consists of Central and South America, Oceania and Africa.

All Other Operations Segment

Toyota’s other business operations consist of its information technology business and others.

Sales revenues for Toyota’s other operations segments increased by ¥204.2 billion, or 14.1%, to ¥1,651.4 billion during fiscal 2026 compared with the prior fiscal year.

Operating income from Toyota’s other operations segments decreased by ¥49.1 billion, or 27.1%, to ¥132.0 billion during fiscal 2026 compared with the prior fiscal year.

Consolidated Statement of Income on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	Year ended March 31, 2025	Year ended March 31, 2026
(Non-Financial Services Businesses)
Sales revenues	43,787,709	46,079,610
Cost of revenues	35,684,332	39,325,176
Selling, general and administrative	3,984,469	3,830,878

Operating income	4,118,908	2,923,556

Other income (loss), net	1,622,539	1,387,992

Income before income taxes	5,741,447	4,311,548

Income tax expense	1,446,627	935,124

Net income	4,294,820	3,376,424

Net income attributable to
Toyota Motor Corporation	4,281,231	3,245,638
Non-controlling interests	13,589	130,786

(Financial Services Business)
Sales revenues	4,481,180	4,857,115
Cost of revenues	2,960,227	3,101,062
Selling, general and administrative	837,435	904,331

Operating income	683,519	851,722

Other income (loss), net	(10,309)	5,672

Income before income taxes	673,210	857,393

Income tax expense	178,000	232,086

Net income	495,210	625,307

Net income attributable to
Toyota Motor Corporation	484,129	618,430
Non-controlling interests	11,081	6,878

(Elimination)
Elimination of net income	(274)	(15,970)

(Consolidated)

Net income	4,789,755	3,985,761

Net income attributable to
Toyota Motor Corporation	4,765,086	3,848,098
Non-controlling interests	24,670	137,664

Operating Performance by Geography

The tables below show Toyota’s sales revenues and operating income from external customers by geography.

For the year ended March 31, 2025

	Yen in millions
	Japan	North America	Europe	Asia	Other*	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	10,719,120	18,930,253	6,110,052	7,903,360	4,373,919	—	48,036,704
Inter-segment revenues and transfers	11,139,974	370,074	203,437	1,084,702	147,338	(12,945,525)	—

Total	21,859,094	19,300,327	6,313,489	8,988,062	4,521,257	(12,945,525)	48,036,704
Operating expenses	18,707,971	19,191,519	5,897,936	8,091,552	4,268,632	(12,916,492)	43,241,118

Operating income	3,151,123	108,808	415,553	896,510	252,626	(29,033)	4,795,586

For the year ended March 31, 2026

	Yen in millions
	Japan	North America	Europe	Asia	Other*	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	10,985,614	20,661,490	6,464,911	7,966,455	4,606,482	—	50,684,952
Inter-segment revenues and transfers	11,088,528	418,175	236,280	1,304,921	152,511	(13,200,415)	—

Total	22,074,141	21,079,665	6,701,191	9,271,377	4,758,993	(13,200,415)	50,684,952
Operating expenses	19,753,103	21,272,219	6,343,449	8,401,551	4,430,028	(13,281,613)	46,918,736

Operating income (loss)	2,321,038	(192,554)	357,743	869,826	328,966	81,198	3,766,216

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Sales Revenues and Operating Income by Geography

Japan

	Thousands of units
	Year ended March 31,		2026 v. 2025 Change
	2025	2026	Amount	Percentage
Toyota’s consolidated vehicle unit sales*	3,932	4,083	151	3.8%
* including number of exported vehicle unit sales

	Yen in millions
	Year ended March 31,		2026 v. 2025 Change
	2025	2026	Amount	Percentage
Sales revenues:
Sales of products	21,468,488	21,651,881	183,393	0.9%
Financial services	390,606	422,260	31,654	8.1

Total	21,859,094	22,074,141	215,047	1.0%

Operating costs and expenses	18,707,971	19,753,103	1,045,132	5.6%

Operating income	3,151,123	2,321,038	(830,085)	(26.3)%

Sales revenues in Japan increased due mainly to an increase in vehicle sales of 151 thousand units and the favorable impact of price revisions compared with the prior fiscal year. For fiscal 2025 and 2026, exported vehicle unit sales were 1,941 thousand units and 2,001 thousand units, respectively.

Operating income in Japan decreased due mainly to the expenses and others, and the effects of changes in exchange rates compared with the prior fiscal year.

North America

	Thousands of units
	Year ended March 31,		2026 v. 2025 Change
	2025	2026	Amount	Percentage
Toyota’s consolidated vehicle unit sales	2,703	2,934	231	8.5%

	Yen in millions
	Year ended March 31,		2026 v. 2025 Change
	2025	2026	Amount	Percentage
Sales revenues:
Sales of products	16,606,446	18,241,546	1,635,100	9.8%
Financial services	2,693,881	2,838,119	144,238	5.4

Total	19,300,327	21,079,665	1,779,338	9.2%

Operating costs and expenses	19,191,519	21,272,219	2,080,700	10.8%

Operating income (loss)	108,808	(192,554)	(301,362)	—

Sales revenues in North America increased due mainly to an increase in vehicle sales of 231 thousand units and the favorable impact of price revisions compared with the prior fiscal year.

Operating income in North America decreased due mainly to the expenses and others, and the impact of U.S. tariffs compared with the prior fiscal year.

Europe

	Thousands of units
	Year ended March 31,		2026 v. 2025 Change
	2025	2026	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,172	1,183	11	1.0%

	Yen in millions
	Year ended March 31,		2026 v. 2025 Change
	2025	2026	Amount	Percentage
Sales revenues:
Sales of products	5,577,646	5,808,718	231,071	4.1%
Financial services	735,843	892,474	156,631	21.3

Total	6,313,489	6,701,191	387,702	6.1%

Operating costs and expenses	5,897,936	6,343,449	445,512	7.6%

Operating income	415,553	357,743	(57,810)	(13.9)%

Sales revenues in Europe increased due mainly to an increase in vehicle sales of 11 thousand units, and the favorable impacts of changes in exchange rates and price revisions compared with the prior fiscal year.

Operating income in Europe decreased due mainly to the effects of changes in exchange rates compared with the prior fiscal year.

Asia

	Thousands of units
	Year ended March 31,		2026 v. 2025 Change
	2025	2026	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,838	1,759	(79)	(4.3)%

	Yen in millions
	Year ended March 31,		2026 v. 2025 Change
	2025	2026	Amount	Percentage
Sales revenues:
Sales of products	8,701,501	8,963,111	261,609	3.0%
Financial services	286,561	308,266	21,705	7.6

Total	8,988,062	9,271,377	283,315	3.2%

Operating costs and expenses	8,091,552	8,401,551	309,999	3.8%

Operating income	896,510	869,826	(26,684)	(3.0)%

Sales revenues in Asia increased due mainly to the favorable impact of price revisions compared with the prior fiscal year, despite a decrease in vehicle sales of 79 thousand units.

Operating income in Asia decreased due mainly to the effects of changes in exchange rates compared with the prior fiscal year.

Other

	Thousands of units
	Year ended March 31,		2026 v. 2025 Change
	2025	2026	Amount	Percentage
Toyota’s consolidated vehicle unit sales	1,659	1,637	(22)	(1.3)%

	Yen in millions
	Year ended March 31,		2026 v. 2025 Change
	2025	2026	Amount	Percentage
Sales revenues:
Sales of products	4,023,077	4,215,127	192,050	4.8%
Financial services	498,180	543,866	45,686	9.2

Total	4,521,257	4,758,993	237,736	5.3%

Operating costs and expenses	4,268,632	4,430,028	161,396	3.8%

Operating income	252,626	328,966	76,340	30.2%

Sales revenues in Other increased due mainly to the favorable impact of changes in exchange rates compared with the prior fiscal year, despite a decrease in vehicle sales of 22 thousand units.

Operating income in Other increased due mainly to marketing efforts compared with the prior fiscal year.

The following is a description of changes in operating income by geographic location.

	Yen in millions
	2026 v. 2025 Change
	Japan	North America	Europe	Asia	Other
Changes in operating income and loss:
Effect of marketing efforts	265,000	415,000	(30,000)	65,000	45,000
Effect of cost reduction efforts	(145,000)	25,000	15,000	15,000	(30,000)
Effect of changes in exchange rates	(105,000)	25,000	(45,000)	(75,000)	5,000
Increase or decrease in expenses and expense reduction efforts	(1,250,000)	(865,000)	(30,000)	(15,000)	(30,000)
Other	404,915	98,638	32,190	(16,684)	86,340

Total	(830,085)	(301,362)	(57,810)	(26,684)	76,340

Sales Revenues by Location of External Customers

	Yen in millions
	Year ended March 31,
	2025	2026
Japan	7,723,171	7,942,616
North America	18,985,399	20,783,571
Europe	5,979,720	6,396,867
Asia	7,944,206	7,894,843
Other*	7,404,208	7,667,056

Total	48,036,704	50,684,952

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

5.B LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Based on its experiences with financial crises and the Great East Japan Earthquake, Toyota seeks to secure a sufficient level of on-hand funds, which has been defined as an amount able to cover both six months of fixed costs in the automotive business and six months of refinancing requirements in the financial services business. With this level of liquidity, we aim to ensure business continuity under any operating conditions.

Toyota has funded its cash requirements, including those relating to capital expenditures as well as its research and development activities through cash generated by operations.

In fiscal 2027, Toyota expects to sufficiently fund its cash requirements, including those relating to capital expenditures as well as its research and development activities, through cash and cash equivalents on hand, cash generated by operations and debt financing, such as the issuance of corporate bonds and borrowing. Toyota will use its funds to efficiently invest in maintenance and replacement of conventional manufacturing facilities and the introduction of new products and will focus on investment in areas contributing to strengthening competitiveness and future growth for transformation into a mobility company. See “Item 4. Information on the Company — 4.B Business Overview — Capital Expenditures and Divestitures” for information regarding Toyota’s material capital expenditures and divestitures for fiscal 2024, 2025 and 2026, and information concerning Toyota’s principal capital expenditures and divestitures currently in progress.

Toyota funds its financing programs for customers and dealers, including loans and leasing programs, through cash generated by operations and debt financing, such as the issuance of corporate bonds and borrowing, all by its sales finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets around the world through its network of finance subsidiaries.

Net cash provided by operating activities increased by ¥1,775.9 billion to ¥5,472.9 billion for fiscal 2026, compared with ¥3,696.9 billion for fiscal 2025. The increase was primarily attributable to the ¥1,260.7 billion decrease in income taxes paid, net of refunds.

Net cash used in investing activities decreased by ¥2,669.4 billion to ¥1,520.3 billion for fiscal 2026, compared with ¥4,189.7 billion for fiscal 2025. The decrease was primarily attributable to the ¥2,064.4 billion increase in proceeds from upon maturity of public and corporate bonds compared to the prior fiscal year.

Net cash used in financing activities was ¥536.6 billion for fiscal 2026, compared with net cash provided by financing activities of ¥197.2 billion for fiscal 2025, a ¥733.8 billion change. The change was primarily attributable to the ¥1,084.3 billion increase in payments of long-term debt compared to the prior fiscal year.

For a discussion of cash flows for fiscal 2025 as compared to those for fiscal 2024, see “Item 5. Operating and Financial Review and Prospects – 5.B. Liquidity and Capital Resources” of Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025.

Total capital expenditures for property, plant and equipment, including vehicles and equipment on operating leases, were ¥6,059.7 billion in fiscal 2026, remaining largely unchanged from the ¥5,991.2 billion in total capital expenditures in fiscal 2025.

Toyota expects investments in property, plant and equipment, excluding vehicles and equipment on operating leases, to be approximately ¥2,300.0 billion during fiscal 2027.

Consolidated Statement of Cash Flows on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	Year ended March 31, 2025	Year ended March 31, 2026

(Non-Financial Services Businesses)
Cash flows from operating activities
Net income	4,294,820	3,376,424
Depreciation and amortization	1,413,066	1,472,087
Share of profit (loss) of investments accounted for using the equity method	(579,619)	(542,072)
Income tax expense	1,446,627	935,124
Changes in operating assets and liabilities, and other	(370,839)	744,179
Interest received	363,304	318,422
Dividends received	617,644	424,816
Interest paid	(100,770)	(90,538)
Income taxes paid, net of refunds	(2,347,622)	(1,159,061)

Net cash provided by (used in) operating activities	4,736,610	5,479,380

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,878,342)	(2,119,162)
Additions to equipment leased to others	(24,855)	(33,176)
Proceeds from sales of fixed assets excluding equipment leased to others	68,266	28,647
Proceeds from sales of equipment leased to others	6,035	7,997
Additions to intangible assets	(341,131)	(365,834)
Additions to public and corporate bonds and stocks	(3,446,017)	(3,816,713)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	3,423,102	5,140,628
Other, net	(618,309)	1,172,580

Net cash provided by (used in) investing activities	(2,811,251)	14,967

Cash flows from financing activities
Increase (decrease) in short-term debt	(116,549)	3,307
Proceeds from long-term debt	162,735	540,117
Payments of long-term debt	(306,768)	(939,292)
Dividends paid to Toyota Motor Corporation common shareholders	(1,132,329)	(1,238,974)
Dividends paid to non-controlling interests	(122,565)	(120,431)
Reissuance (repurchase) of treasury stock	(1,179,043)	(39,975)
Other, net	55,560	34,712

Net cash provided by (used in) financing activities	(2,638,959)	(1,760,535)

Effect of exchange rate changes on cash and cash equivalents	(88,260)	176,261

Net increase (decrease) in cash and cash equivalents	(801,860)	3,910,073

Cash and cash equivalents at beginning of year	6,892,817	6,090,957

Net increase (decrease) in cash and cash equivalents resulting from transfer to assets held for sale	—	(115,932)

Cash and cash equivalents at end of year	6,090,957	9,885,097

	Yen in millions
	Year ended March 31, 2025	Year ended March 31, 2026

(Financial Services Business)
Cash flows from operating activities
Net income	495,210	625,307
Depreciation and amortization	838,167	920,432
Interest income and interest costs related to financial services, net	(769,800)	(833,480)
Share of profit (loss) of investments accounted for using the equity method	(11,600)	(10,669)
Income tax expense	178,000	232,086
Changes in operating assets and liabilities, and other	(2,405,422)	(1,739,575)
Interest received	2,332,296	2,468,460
Dividends received	5,651	5,958
Interest paid	(1,531,190)	(1,620,645)
Income taxes paid, net of refunds	(153,692)	(81,619)

Net cash provided by (used in) operating activities	(1,022,379)	(33,745)

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(28,469)	(29,030)
Additions to equipment leased to others	(2,972,065)	(2,733,176)
Proceeds from sales of fixed assets excluding equipment leased to others	2,555	2,595
Proceeds from sales of equipment leased to others	1,701,864	1,347,608
Additions to intangible assets	(13,064)	(12,970)
Additions to public and corporate bonds and stocks	(519,533)	(473,958)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	326,469	376,933
Other, net	89,633	43,662

Net cash provided by (used in) investing activities	(1,412,610)	(1,478,336)

Cash flows from financing activities
Increase (decrease) in short-term debt	229,903	(121,594)
Proceeds from long-term debt	13,251,352	12,408,438
Payments of long-term debt	(10,618,851)	(11,087,637)
Dividends paid to non-controlling interests	(4,667)	(4,985)
Other, net	(4,716)	(0)

Net cash provided by (used in) financing activities	2,853,022	1,194,223

Effect of exchange rate changes on cash and cash equivalents	(45,829)	200,936

Net increase (decrease) in cash and cash equivalents	372,203	(116,923)

Cash and cash equivalents at beginning of year	2,519,244	2,891,447

Net increase (decrease) in cash and cash equivalents resulting from transfer to assets held for sale	—	—

Cash and cash equivalents at end of year	2,891,447	2,774,524

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	(134,089)	377,197

Net increase (decrease) in cash and cash equivalents	(429,656)	3,793,150

Cash and cash equivalents at beginning of year	9,412,060	8,982,404

Net increase (decrease) in cash and cash equivalents resulting from transfer to assets held for sale	—	(115,932)

Cash and cash equivalents at end of year	8,982,404	12,659,622

Financial Position

Cash and cash equivalents were ¥12,659.6 billion as of March 31, 2026. Most of Toyota’s cash and cash equivalents are held in Japanese yen or in U.S. dollars.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds were ¥22,117.9 billion as of March 31, 2026.

Trade accounts and notes receivable, less allowance for doubtful accounts increased during fiscal 2026 by ¥116.2 billion, or 3.2%, to ¥3,795.9 billion. This increase was due mainly to an increase in the impact of changes in exchange rates.

Inventories increased during fiscal 2026 by ¥536.7 billion, or 11.7%, to ¥5,134.9 billion. This increase was due mainly to an increase in the impact of changes in exchange rates.

Total finance receivables, net increased during fiscal 2026 by ¥5,341.6 billion, or 15.9%, to ¥38,966.6 billion. This increase was due mainly to an increase in loan balance to customers and dealers. Finance receivables were geographically distributed as follows: in North America 52.2%, in Europe 15.4%, in Asia 11.4%, in Japan 10.0% and in Other 11.0%.

Other financial assets decreased during fiscal 2026 by ¥1,700.3 billion, or 10.1%. This decrease was due mainly to a decrease in public and corporate bonds.

Property, plant and equipment increased during fiscal 2026 by ¥1,733.6 billion, or 11.3%. This increase was due mainly to capital expenditures.

Accounts and notes payable increased during fiscal 2026 by ¥329.5 billion, or 6.0%. This increase was due mainly to an increase in accounts payable associated with parts procurement.

Income taxes payable increased during fiscal 2026 by ¥206.1 billion, or 40.8%. This increase was mainly due to a decrease in interim payments of income taxes.

Toyota’s total borrowings increased during fiscal 2026 by ¥4,412.5 billion, or 11.4%. Toyota’s short-term borrowings consist of loans with a weighted-average interest rate of 2.51% and commercial paper with a weighted-average interest rate of 3.15%. Short-term borrowings increased during fiscal 2026 by ¥234.6 billion, or 4.3%, to ¥5,699.0 billion. Toyota’s long-term debt mainly consists of unsecured and secured loans, unsecured notes and medium-term notes, and secured notes with weighted-average interest rates ranging from 2.91% to 7.86%, and maturity dates ranging from 2026 to 2048. The current portion of long-term debt increased during fiscal 2026 by ¥1,445.6 billion, or 14.1%, to ¥11,718.5 billion and the non-current portion increased by ¥2,554.6 billion, or 11.3%, to ¥25,076.7 billion. The increase in total borrowings resulted mainly from the increasing demand for financing associated with the increase in the loan balance at financial subsidiaries. As of March 31, 2026, approximately 47% of long-term debt was denominated in U.S. dollars, 14% in euros, 12% in Japanese yen, 5% in Australian dollars, 4% in Canadian dollars, and 18% in other currencies. Toyota hedges interest rate risk exposure of fixed-rate borrowings by entering into interest rate swaps. There are no material seasonal variations in Toyota’s borrowings requirements.

As of March 31, 2026, Toyota’s total interest-bearing debt was 108.2% of Toyota Motor Corporation shareholders’ equity, compared with 108.0% as of March 31, 2025.

The following table provides information on credit ratings of Toyota’s short-term borrowing and long-term debt from Standard & Poor’s Ratings Group (S&P), Moody’s Ratings (Moody’s), and Rating and Investment Information, Inc. (R&I), as of May 31, 2026. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

	S&P	Moody’s	R&I
Short-term borrowing	A-1+	P-1	—
Long-term debt	A+	A1	AAA

Toyota’s net defined benefit liability (asset) of Japanese plans increased during fiscal 2026 by ¥23.1 billion, or 10.5%, to ¥243.7 billion. The net defined benefit liability (asset) of foreign plans increased during fiscal 2026 by ¥40.2 billion, or 11.5%, to ¥391.0 billion. The amounts of net defined benefit liability (asset) will be funded through future cash contributions by Toyota or in some cases will be settled on the retirement date of each covered employee. The increase in net defined benefit liability (asset) of the Japanese plans reflects mainly a decrease in plan assets that resulted from a partial return from retirement benefit trusts, despite a decrease in defined benefit obligations due to an increased discount rate. See note 23 to the consolidated financial statements for further discussion.

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

Toyota uses its securitization program as part of its funding through special purpose entities for its financial services operations. Toyota is considered as the primary beneficiary of these special purpose entities and therefore consolidates them. Toyota has not entered into any off-balance sheet securitization transactions during fiscal 2026.

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

The following tables summarize Toyota’s contractual obligations and commercial commitments as of March 31, 2026.

	Yen in millions
		Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	5 years and after
Contractual Obligations:
Short-term debt	5,699,083	5,699,083	—	—	—
Long-term debt*	37,506,386	11,882,021	14,999,702	8,093,928	2,530,735
Commitments for the purchase of property, plant, other assets and services (note 32)	2,570,912	443,289	518,144	565,469	1,044,010

Total	45,776,381	18,024,393	15,517,846	8,659,397	3,574,745

Commercial Commitments (note 32):
Maximum potential exposure to guarantees given in the ordinary course of business	1,553,327	546,125	791,437	135,278	80,487

Total	1,553,327	546,125	791,437	135,278	80,487

*	“Long-term debt” represents future principal payments.

Toyota expects to contribute ¥34,336 million domestically and ¥18,488 million overseas to its pension plans in fiscal 2027.

Consolidated Statement of Financial Position on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	March 31, 2025	March 31, 2026

Assets
(Non-Financial Services Businesses)
Current assets
Cash and cash equivalents	6,090,957	9,885,097
Trade accounts and other receivable	3,689,021	3,835,922
Other financial assets	6,198,376	3,211,041
Inventories	4,588,755	5,120,950
Other current assets	1,034,507	1,288,955
Assets held for sale	—	2,016,804

Total current assets	21,601,616	25,358,768

Non-current assets
Property, plant and equipment, net	9,134,857	9,584,748
Other	17,556,285	18,451,708

Total non-current assets	26,691,142	28,036,455

Total assets	48,292,758	53,395,223

(Financial Services Business)
Current assets
Cash and cash equivalents	2,891,447	2,774,524
Trade accounts and other receivable	410,958	454,168
Receivables related to financial services	11,453,249	13,483,501
Other financial assets	1,443,042	1,544,390
Other current assets	414,216	489,695

Total current assets	16,612,912	18,746,278

Non-current assets
Receivables related to financial services	22,171,786	25,494,405
Property, plant and equipment, net	6,198,838	7,482,619
Other	1,787,250	2,018,407

Total non-current assets	30,157,874	34,995,431

Total assets	46,770,786	53,741,709

(Elimination)
Elimination of assets	(1,462,194)	(1,614,601)

(Consolidated)

Total assets	93,601,350	105,522,331

Note: Assets in non-financial services include unallocated corporate assets.

	Yen in millions
	March 31, 2025	March 31, 2026

Liabilities
(Non-Financial Services Businesses)
Current liabilities
Trade accounts and other payables	5,195,204	5,492,355
Short-term and current portion of long-term debt	1,188,430	976,235
Accrued expenses	1,729,279	2,014,207
Income taxes payable	454,252	654,751
Other current liabilities	3,495,075	3,844,179
Liabilities directly associated with assets held for sale	—	694,547

Total current liabilities	12,062,240	13,676,274

Non-current liabilities
Long-term debt	1,547,461	1,823,843
Retirement benefit liabilities	1,001,227	1,002,213
Other non-current liabilities	2,442,382	2,520,522

Total non-current liabilities	4,991,070	5,346,578

Total liabilities	17,053,309	19,022,852

(Financial Services Business)
Current liabilities
Trade accounts and other payables	674,347	777,916
Short-term and current portion of long-term debt	15,111,977	17,042,885
Accrued expenses	137,836	142,451
Income taxes payable	51,248	56,924
Other current liabilities	2,535,501	3,193,333

Total current liabilities	18,510,910	21,213,511

Non-current liabilities
Long-term debt	21,515,873	23,904,821
Retirement benefit liabilities	18,341	20,271
Other non-current liabilities	1,089,654	1,958,944

Total non-current liabilities	22,623,868	25,884,036

Total liabilities	41,134,778	47,097,547

(Elimination)
Elimination of liabilities	(1,465,650)	(1,618,136)

(Consolidated)

Total liabilities	56,722,437	64,502,263

Shareholders’ equity

(Consolidated) Total Toyota Motor Corporation shareholders’ equity	35,924,826	39,918,854

(Consolidated) Non-controlling interests	954,088	1,101,214

(Consolidated) Total shareholders’ equity	36,878,913	41,020,068

(Consolidated) Total liabilities and shareholders’ equity	93,601,350	105,522,331

Lending Commitments

Credit Facilities with Credit Card Holders

Toyota’s financial services operations issue credit cards to customers. As customary for credit card businesses, Toyota maintains credit facilities with holders of credit cards issued by Toyota. These facilities are used upon each holder’s requests up to the limits established on an individual holder’s basis. Although loans made to customers through these facilities are not secured, for the purposes of minimizing credit risks and of appropriately establishing credit limits for each individual credit card holder, Toyota employs its own risk management policy which includes an analysis of information provided by financial institutions in alliance with Toyota. Toyota periodically reviews and revises, as appropriate, these credit limits. Outstanding credit facilities with credit card holders were ¥151.6 billion as of March 31, 2026.

Credit Facilities with Dealers

Toyota’s financial services operations maintain credit facilities with dealers. These credit facilities may be used for business acquisitions, facilities refurbishment, real estate purchases and working capital requirements. These loans are typically collateralized with liens on real estate, vehicle inventory, and/or other dealership assets, as appropriate. Toyota obtains a personal guarantee from the dealer or corporate guarantee from the dealership when deemed prudent. Although the loans are typically collateralized or guaranteed, the value of the underlying collateral or guarantees may not be sufficient to cover Toyota’s exposure under such agreements. Toyota evaluates the credit facilities according to the risks assumed in entering into the credit facility. Toyota’s financial services operations also provide financing to various multi-franchise dealer organizations, referred to as dealer groups, often as part of a lending consortium, for wholesale inventory financing, business acquisitions, facilities refurbishment, real estate purchases and working capital requirements. Toyota’s outstanding credit facilities with dealers totaled ¥2,512.7 billion as of March 31, 2026.

Guarantees

See note 32 to the consolidated financial statements for further discussion.

Related Party Transactions

See note 34 to the consolidated financial statements for further discussion.

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

Toyota’s research and development expenditures were approximately ¥1,522.8 billion in fiscal 2026, ¥1,326.4 billion in fiscal 2025, and ¥1,202.3 billion in fiscal 2024.

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

Toyota established TRI in January 2016 to accelerate research and development of artificial intelligence technology, which has significant potential to support future industrial technologies. In July 2017, TRI invested $100 million to launch a venture capital fund designed to provide financing to startup companies, and is making investments in newly established promising startup companies in the four areas of artificial intelligence, robotics, autonomous mobility, and data and cloud technology. TRI successively invested another $100 million in May 2019, $150 million in June 2021 and $150 million in April 2024. In addition, in an aim to achieve carbon neutrality, TRI established a $150 million fund in June 2021 and additionally invested $150 million in April 2024.

In Japan, Toyota established a new company, Toyota Research Institute — Advanced Development (“TRI-AD”), in March 2018 to further accelerate its efforts in advanced development for automated driving technology and related technologies. Its key objectives include creating a smooth software pipeline from research to commercialization, leveraging data-handling capabilities, strengthening collaboration in development within the Toyota Group, including TRI, to accelerate development, and recruiting and employing top-level engineers globally, while cultivating and coordinating strong talent within the Toyota Group. In January 2021, TRI-AD was reorganized into Woven Planet Group comprising four companies — Woven Planet Holdings, Inc., which is responsible for decision-making for the entire group and creates new business opportunities; Woven Core, Inc., which assumed the business of TRI-AD and is responsible for the development of automated driving technologies; Woven Alpha, Inc., which is responsible for the development of new projects such as Woven City and Arene, a software platform; and Woven Capital, L.P. with a total investment value of $800 million, which invests in growth-stage companies in areas such as autonomous driving mobility, artificial intelligence, and smart city. Moreover, to bolster overseas research and development initiatives related to automated driving technology and software platforms, Toyota established Woven Planet North America (“WPNA”) in the United States and

Woven Planet United Kingdom in the United Kingdom, and transferred TRI’s automated driving division to WPNA in May 2022. On April 1, 2023, Woven Planet Holdings, Inc., Woven Core, Inc. and Woven Alpha, Inc. were merged and changed their name to Woven by Toyota, Inc.

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

The following table provides information on Toyota’s principal research and development facilities.

Facility	Principal Activity
Japan

Toyota Technical Center	Product planning, style, design, prototype production and vehicle evaluation

Toyota Technical Center Shimoyama	Product planning, style, design and vehicle evaluation

Higashi-Fuji Technical Center	Advanced development and advanced research

Tokyo Design Research & Laboratory	Advanced styling designs

Otemachi Office	Development of key IT technologies, creation of new values by utilizing big data and collaboration with venture companies

Shibetsu Proving Ground	Evaluation

Toyota Central R&D Labs., Inc.	Basic research

Woven by Toyota, Inc.	Development of artificial intelligence technology with a focus on automated driving technology Development of Woven City and software platform technologies

United States

Toyota Motor Engineering and Manufacturing North America, Inc.	Product planning, design and evaluation of vehicles manufactured in North America

Calty Design Research, Inc.	Design

Toyota Research Institute of North America (TRI-NA)	Advanced research relating to “energy and environment,” “safety” and “mobility infrastructure”

Toyota Research Institute, Inc.	Research and development of artificial intelligence technology

Europe

Toyota Motor Europe NV/SA	Planning and evaluation of vehicles manufactured in Europe

Toyota Europe Design Development S.A.R.L.	Design

TOYOTA RACING GmbH	Development of motor sports vehicles

* TOYOTA RACING GmbH renamed from TOYOTA GAZOO Racing Europe GmbH, effective January 7, 2026.

Facility	Principal Activity

TOYOTA GAZOO Racing World Rally Team Oy	Development of motor sports vehicles

Asia Pacific

Toyota Motor Asia (Thailand) Co., Ltd.	Planning and evaluation of vehicles manufactured in Australia and Asia

China

Intelligent Electro Mobility R&D Center by TOYOTA (China) Co., Ltd.	Environmental technology design and evaluation in China

FAW Toyota Motor Co., Ltd. Research & Development Branch	Design, evaluation and certification of vehicles manufactured in China

GAC Toyota Motor Co., Ltd.	Design, evaluation and certification of vehicles manufactured in China

BYD Toyota EV Technology Co., Ltd.	Design and evaluation of BEVs

Toyota Motor Technical Research and Service (Shanghai) Co., Ltd.	Research of new technology, construction and system of automobiles

United Fuel Cell System R&D (Beijing) Co., Ltd.	Development of FC system for commercial vehicles in China

Lexus Electrified Shanghai Co., Ltd.	Design and development of Lexus BEVs

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

Toyota believes that it is critical to appoint individuals who practice “product-centered and region-centered management” and contribute to decision-making aimed at sustainable growth into the future based on the “Toyota Philosophy.” Moreover, these individuals should be able to play a significant role in transforming Toyota into a “mobility company” through responding to electrification, intelligence, and diversification and external partnerships based on trust and friendship and internal two-way interactive teamwork, while working towards solutions for social challenges such as the climate change issue. Toyota maintains its Board of Directors and senior management at an adequate size, and ensures they are overall balanced and diverse, including from the perspective of gender and nationality. Five outside members of the Board of Directors have been appointed in order to further reflect the opinions of those from outside the company in management’s decision-making process. Toyota transitioned from a company with Audit & Supervisory Board to a company with Audit &

Supervisory Committee in June 2025. Toyota has four members of the Board of Directors who are Audit & Supervisory Committee members, three of whom are outside Audit & Supervisory Committee members.

Set forth below are brief summaries of Toyota’s members of the Board of Directors.

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)
Akio Toyoda (May 3, 1956)	Chairman of the Board of Directors (Representative Director)	1984 Joined TMC 2000 Member of the Board of Directors of TMC 2002 Managing Director of TMC 2003 Senior Managing Director of TMC 2005 Executive Vice President of TMC 2009 President of TMC 2023 Chairman of the Board of Directors of TMC (to present) (important concurrent duties) Chairman of TOYOTA FUDOSAN CO., LTD. Director of DENSO Corporation (Scheduled to retire in June 2026) Representative Director of ROOKIE Racing, Inc. Chairman of TOYOTA GAZOO Racing World Rally Team	24,099

Koji Sato (October 19, 1969)	Vice Chairman of the Board of Directors (Representative Director)*[1]	1992 Joined TMC 2017 Executive General Manager of TMC 2020 Operating Officer of TMC 2021 Operating Officer of TMC (current system) 2023 Operating Officer and President of TMC President, Member of the Board of Directors and Operating Officer of TMC 2026 Vice Chairman of the Board of Directors of TMC (to present) (important concurrent duties) Chairman of Japan Automobile Manufacturers Association, Inc.	667

Hiroki Nakajima (April 10, 1962)	Executive Vice President, Member of the Board of Directors (Representative Director), Operating Officer	1987 Joined TMC 2014 Executive General Manager of TMC 2015 Managing Officer of TMC 2020 Operating Officer of TMC 2023 Operating Officer and Executive Vice President of TMC (current system) Member of the Board of Directors, Operating Officer, Vice President of TMC 2025 Executive Vice President, Member of the Board of Directors, Operating Officer of TMC (to present) (important concurrent duties) President and Representative Director of Commercial Japan Partnership Technologies Corporation	333

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)
		President and Representative Director of Commercial Japan Partnership Technologies Asia Co., Ltd. Chairman of TOYOTA GAZOO Racing Europe GmbH Managing Director of TOYOTA RACING GmbH

Yoichi Miyazaki (October 19, 1963)	Executive Vice President, Member of the Board of Directors (Representative Director), Operating Officer	1986 Joined TMC 2015 Managing Officer of TMC 2019 Operating Officer of TMC 2022 Operating Officer of TMC (current system) 2023 Operating Officer and Executive Vice President of TMC Member of the Board of Directors, Operating Officer, Vice President of TMC 2025 Executive Vice President, Member of the Board of Directors, Operating Officer of TMC (to present)	328

Shigeaki Okamoto (February 20, 1961)	Outside Member of the Board of Directors

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

2015 Deputy Vice Minister, Ministry of Finance

2017 Director-General of the Budget Bureau, Ministry of Finance

2018 Administrative Vice Minister, Ministry of Finance

2020 Retired as Administrative Vice-Minister of Finance, Ministry of Finance

2022 Deputy Chairperson of the Board of Japan Tobacco Inc.

2025 Outside Member of the Board of Directors of TMC (to present)

2026 Chairman of the Board of Japan Tobacco Inc. (to present)

(important concurrent duties)

Chairman of the Board of Japan Tobacco Inc.

			2

Kumi Fujisawa (March 15, 1967)	Outside Member of the Board of Directors	1995 Founder and President of IFIS Limited Ltd. 2000 Director of Think Tank SophiaBank 2011 Public Governor of the Japan Securities Dealers Association (to present) 2012 Director of Organization for Supporting the Turnaround of Businesses Damaged by the Great East Japan Earthquake 2013 President of Think Tank SophiaBank	0

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)

2014 Outside Director of Toyota Tsusho Corporation

2018 Outside Director of Net Protections Holdings, Inc.

2022 Chairperson of Institute for International Socio-Economic Studies (to present)

2022 Outside Director of Shizuoka Financial Group, Inc. (to present)

2024 Substitute Audit & Supervisory Board Member of TMC

2024 Outside Director of Mercari, Inc. (to present)

2025 Outside Member of the Board of Directors of TMC (to present)

(important concurrent duties)

Chairperson of Institute for International Socio-Economic Studies

Outside Director of Shizuoka Financial Group, Inc.

Outside Director of Mercari, Inc.

George Olcott (May 7, 1955)	Outside Member of the Board of Directors who is a member of the Audit & Supervisory Committee	1986 Joined S.G.Warburg & Co., Ltd 1999 President of UBS Asset Management (Japan) 2000 Managing Director, Equity Capital Markets, UBS Warburg Tokyo 2001 Judge Business School, University of Cambridge 2005 FME Teaching Fellow, Judge Business School, University of Cambridge 2008 Senior Fellow, Judge Business School, University of Cambridge 2022 Outside Audit & Supervisory Board Member of TMC 2025 Member of the Board of Directors who is a member of the Audit & Supervisory Committee of TMC (to present)	5

Christopher P. Reynolds (January 11, 1963)	Member of the Board of Directors who is a member of the Audit & Supervisory Committee	1986 Law clerk for Judge Damon J. Keith, U.S. Court of Appeals for the Sixth Circuit 1987 Joined Hughes Hubbard & Reed 1989 Joined U.S. Attorney’s Office, Southern District of New York 1994 Joined Morgan, Lewis & Bockius 2007 Joined Toyota Motor Sales, U.S.A., Inc. (TMS) 2008 Group Vice President & General Counsel of TMS 2012 General Counsel of Toyota Motor North America, Inc. (TMNA)	—

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)

2015 Managing Officer of TMC (Chief Officer of General Planning Division, Deputy Chief Officer of General Administration & Human Resources Group, General Counsel and Chief Legal Officer)

2017 Executive Vice President (EVP) of TMNA

2020 Deputy Chief Risk Officer of TMC

2022 Deputy Chief Compliance Officer of TMC

2022 Independent Director of Southwest Airlines Co. (to present)

2025 Retired from TMNA

2025 Member of the Board of Directors who is a member of the Audit & Supervisory Committee of TMC (to present)

(important concurrent duties)

Independent Director of Southwest Airlines Co.

Masahiko Oshima (September 13, 1960)	Outside Member of the Board of Directors who is a Member of the Audit & Supervisory Committee

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

Senior Managing Executive Officer of SMBC

2019 Deputy President and Executive Officer of SMFG Director and Deputy President of SMBC

2023 Deputy Chairman of SMBC

2023 Outside Member of the Board of Directors of TMC

2024 Advisor of SMBC

2024 Outside Audit and Supervisory Board Member, TBS HOLDINGS, INC. (to present)

2024 Chairman and Representative Director, Ares Management Asia Japan KK. (to present)

2025 Member of the Board of Directors who is a member of the Audit & Supervisory Committee of TMC (to present)

(important concurrent duties)

Chairman and Representative Director of Ares Management Asia Japan KK.

Outside Audit and Supervisory Board Member of TBS HOLDINGS, INC.

			3

Hiromi Osada (June 11, 1973)	Outside Member of the Board of Directors who is a	1999 Joined Chunichi Shimbun Co., Ltd.	1

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)
Member of the Audit & Supervisory Committee

2021 Editorial writer and Leader for reserve reporters in the Business News Department of Chunichi Shimbun Co., Ltd.

2023 Editorial Committee Member and International General Desk of Chunichi Shimbun Co., Ltd.

2024 Retired from Chunichi Shimbun Co., Ltd.

2024 Outside Audit & Supervisory Board Member of TMC

2025 Member of the Board of Directors who is a member of the Audit & Supervisory Committee of TMC (to present)

*1

Mr. Koji Sato, who is Vice Chairman of the Board of Directors, will retire as a member of the Board of Directors effective upon the conclusion of the Ordinary General Meeting of Shareholders scheduled to be held on June 17, 2026.

TMC has proposed, as an agenda item for resolution at the Ordinary General Meeting of Shareholders scheduled to be held on June 17, 2026, the “Election of 6 Members of the Board of Directors (Excluding Directors who are Audit & Supervisory Committee Members).” If this proposal is approved, the following individual is expected to be appointed as a director of TMC.

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)
Kenta Kon (August 2, 1968)	President, Member of the Board of Directors*[1]

1991 Joined TMC

2017 General Manager, Accounting Division of TMC

2018 Managing Officer of TMC Deputy Chief Officer, General Administration & Human Resources Group of TMC Deputy Chief Officer, Accounting Group of TMC

2019 Executive Vice President of Advanced R&D and Engineering Company of TMC Operating Officer of TMC Chief Officer of Accounting Group of TMC

2020 Fellow, Advanced R&D and Engineering Company of TMC Chief Financial Officer of TMC

2021 Member of the Board of Directors and Operating Officer of TMC

2022 Member of the Board of Directors, Operating Officer and Executive Vice President of TMC

2023 Member of the Board of Directors of TMC Representative Director and Chief Financial Officer of Woven by Toyota, Inc. Director and Chief Financial Officer of Woven by Toyota, Inc.

74

Name (Date of Birth)	Position	Brief Career Summary and Important Concurrent Duties	Number of Common Shares (in thousands)

2025 Operating Officer of TMC In charge of Mobility 3.0 Office at TMC (to present) Chief Financial Officer of TMC

2026 Operating Officer and President of TMC Chief Executive Officer of TMC (to present)

*1

As of the date of this report, Mr. Kon is the Operating Officer and President of TMC and will remain so following the approval of the proposal at the Ordinary General Meeting of Shareholders mentioned above. Mr. Kon will also become a Representative Director following such approval.

None of the persons listed above was selected as a member of Board of Directors, Audit & Supervisory Board Member, Audit & Supervisory Committee member or member of senior management pursuant to an arrangement or understanding with Toyota’s major shareholders, customers, suppliers or others.

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

Toyota became a company with an Audit & Supervisory Committee based on a resolution adopted at the 121st Ordinary General Meeting of Shareholders held on June 12, 2025. By resolution of the Board of Directors held on the same day, changes were made to the policy regarding the determination of remuneration for each member of the Board of Directors prior to the transition to a company with an Audit & Supervisory Committee, including specifying that the policy applies to Board of Directors (excluding those who are Audit & Supervisory Committee members) and other modifications. However, there were no substantive changes to the policy before and after the transition to a company with an Audit & Supervisory Committee.

The Board of Directors decides by resolution the policy for determining remuneration for and other payments to each member of the Board of Directors (excluding those who are Audit & Supervisory Committee members). Remuneration is effectively linked to corporate performance while reflecting individual job responsibilities and performance. Remuneration for outside members of the Board of Directors and members of the Board of Directors who are Audit & Supervisory Committee members consists only of fixed payments. As a result, this remuneration is not readily impacted by business performance, helping to ensure independence from management.

Based on the resolution of the 121st Ordinary General Shareholders’ Meeting held on June 12, 2025 concerning remuneration for the members of the Board of Directors (excluding those who are Audit & Supervisory Committee members) of Toyota, the maximum cash compensation was set at 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year). Additionally, it was further resolved that the maximum share compensation for members of the Board of Directors (excluding outside members of the Board of Directors and members of the Board of Directors who are Audit & Supervisory Committee members) was set at 4.0 billion yen per year. The number of members of the Board of Directors (excluding those who are Audit & Supervisory Committee members) upon conclusion of the 121st Ordinary General Shareholders’ Meeting was six (including two outside members of the Board of Directors).

The amount of remuneration for each member of the Board of Directors (excluding those who are Audit & Supervisory Committee members) of Toyota and the remuneration system are decided by the Board of Directors and the “Executive Compensation Meeting,” a majority of the members of which are outside members of the Board of Directors, to ensure the independence of the decision. See “Item 6. Directors, Senior Management and Employees — 6.C Board Practices” for the members of the Executive Compensation Meeting. The members of the meeting are Yoichi Miyazaki (Chairperson), Executive Vice President and a member of the Board of Directors, and Shigeaki Okamoto and Kumi Fujisawa, each an outside member of the Board of Directors.

The Board of Directors resolves the policy for determining remuneration for and other payments to each member of the Board of Directors (excluding those who are Audit & Supervisory Committee members) and the executive remuneration system. The Board of Directors also resolves to delegate the determination of the amount of remuneration for each member of the Board of Directors (excluding those who are Audit & Supervisory Committee members) for a given fiscal year to the Executive Compensation Meeting.

The Executive Compensation Meeting reviews the remuneration system for members of Board of Directors (excluding those who are Audit & Supervisory Committee members) and senior management on which it will consult with the Board of Directors and determines the amount of remuneration for each member of the Board of Directors (excluding those who are Audit & Supervisory Committee members), taking into account factors such as corporate performance as well as individual job responsibilities and performance, in accordance with the policy for determining remuneration for and other payments to each member of the Board of Directors (excluding those who are Audit & Supervisory Committee members) established by the Board of Directors. The Board of Directors considers that such decisions made by the Executive Compensation Meeting are in line with the policy for determining remuneration for and other payments to each member of the Board of Directors (excluding those who are Audit & Supervisory Committee members).

The total amount of remuneration for members of the Board of Directors who are Audit & Supervisory Committee members is set at no more than 360 million yen per year based on a resolution at the 121st Ordinary General Shareholders’ Meeting held on June 12, 2025. The number of members of the Board of Directors who are Audit & Supervisory Committee members as resolved at the Ordinary General Shareholders’ Meeting is four (including three outside members of the Board of Directors).

Remuneration for members of the Board of Directors who are Audit & Supervisory Committee members is discussed and determined by members of the Board of Directors who are Audit & Supervisory Committee members within the scope determined by resolution of the shareholders’ meeting.

Executive Compensation Meetings were held in May, July, October, November and December 2025 and January, February, March and April 2026 to discuss and determine the amount of remuneration for fiscal 2026 and other relevant matters.

Remuneration for the members of the Board of Directors (excluding those who are Audit & Supervisory Committee members) was determined with the unanimous consent of the Executive Compensation Meeting.

The principal topics discussed at Executive Compensation Meetings included:

•	Remuneration level for each position and job responsibility

•	Evaluation of actual results of fiscal 2026

•	Determination of the amount of remuneration for each member of the Board of Directors

*

The amount of remuneration for each outside member of the Board of Directors (excluding those who are Audit & Supervisory Committee members) and the amount of remuneration for each internal member of the Board of Directors (excluding those who are Audit & Supervisory Committee members) were determined at the Executive Compensation Meeting held in May 2025 and April 2026, respectively.

Method of Determining Performance-based Remuneration (Bonus and Share Compensation)

Directors with Japanese Citizenship (Excluding Outside Members of the Board of Directors and Members of the Board of Directors who are Audit & Supervisory Committee Members)

Toyota sets the total amount of compensation that each member of the Board of Directors receives annually (“Annual Total Remuneration”) at an appropriate level based on position and duties by referencing compensation levels benchmarked against global companies selected based on the size of each person’s role and other factors.

Toyota makes sure that STI (short term incentive) and LTI (long term incentive) account for around 20% and 50% of the Annual Total Remuneration, respectively, and performance-based remuneration, which is STI and LTI combined, account for around 70%. STI is provided in the form of cash compensation based on “consolidated operating income,” “fluctuation of Toyota’s market capitalization*,” and “individual performance evaluation.” LTI is provided in the form of share compensation based on “multiple financial indicators,” “non-financial indicator,” and “individual performance evaluation.” In addition, there are cases where LTI may be paid in cash to retiring members of the Board of Directors (excluding outside members of the Board of Directors and members of the Board of Directors who are Audit & Supervisory Committee members) and members of the Board of Directors who do not reside in Japan (excluding outside members of the Board of Directors and members of the Board of Directors who are Audit & Supervisory Committee members).

*	Calculated by multiplying the closing price of Toyota’s common stock on the Tokyo Stock Exchange by the number of shares issued after deducting the number of shares of treasury stock

Composition of Compensation

Type of Remuneration	% of Total Remuneration	Remuneration Method	Concept

Base compensation*	Around 30%	Cash compensation	The percentage of total remuneration represented by LTI is designed to increase as an individual’s roles and duties become greater.
STI (Short Term Incentive)	Around 20%	Cash compensation
LTI (Long Term Incentive)	Around 50%	Share compensation

*

Other types of compensation such as fringe benefits and various allowances (e.g., a certain monetary payment that may be made following the retirement of a member of the Board of Directors who retires due to death, determined by taking into comprehensive consideration the role, duties, and other relevant factors of such director) may be provided to members of the Board of Directors within an appropriate range.

Concept of Performance Evaluating Indicators

STI	Financial indicators	(1) Consolidated operating income (single year)	Indicator for evaluating Toyota’s efforts based on short-term business performance
		(2) Fluctuation of Toyota’s market capitalization	Corporate value indicator for shareholders and investors to evaluate Toyota’s efforts
	Individual performance evaluation		Qualitative evaluation of performance of each member of the Board of Directors

LTI	Financial indicators	(3) Consolidated operating income (multiple years)	Indicator for evaluating Toyota’s medium- to long-term efforts based on business performance
		(4) Total shareholder return	Corporate value indicator for shareholders and investors to evaluate Toyota’s medium- to long-term efforts
(5) Return on equity
	Non-financial indicator	(6) Progress of efforts to resolve sustainability issues	Indicator for evaluating Toyota’s medium- to long-term efforts based on the degree of corporate value enhancement
	Individual performance evaluation		Qualitative evaluation of performance of each member of the Board of Directors

Method and Reference Value for Each Performance Evaluating Indicator and Evaluation Result

STI	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result

(1) Consolidated operating income (single year)	70%	Evaluate the degree of attainment of consolidated operating income of the fiscal year, using the average consolidated operating income of Toyota over the last 10 fiscal years as a reference value (set in 2023)	2.5 trillion yen	134%
(2) Fluctuation of Toyota’s market capitalization	30%

Comparatively evaluate the fluctuation of TMC’s market capitalization for the fiscal year (average from January through March), using the market capitalization of Toyota and TOPIX for the previous fiscal year (average from January through March) as reference values

			Toyota: 36.1 trillion yen TOPIX: 2,709.83

LTI	Evaluation Weight	Evaluation Method	Reference Value	Evaluation Result

(3) Consolidated operating income (multiple years)	35%	Evaluate the degree of attainment of consolidated operating income for the last three fiscal years, including the fiscal year in question, using the average consolidated operating income of Toyota over the last 10 fiscal years as a reference value (set in 2023)	2.5 trillion yen	130%
(4) Total shareholder return	17.5%

Comparatively evaluate Toyota’s total shareholder return, using the rate of change calculated by dividing the sum of the stock price of Toyota on the last day of the fiscal year and the cumulative amount of dividend per share during the period from the fiscal year that is four years before the fiscal year in question through the fiscal year in question by the stock price on the last day of the fiscal year that is five years before the fiscal year in question and the rate of change in TOPIX Net Total Return calculated in the same manner as reference values

			TOPIX: 202.2%
(5) Return on equity	17.5%	Comparatively evaluate Toyota’s return on equity for the fiscal year using the levels recommended by the Ito Review as reference values	8%
(6) Progress of efforts to resolve sustainability issues	30%

Comprehensively evaluate quantitative and qualitative KPIs (amount of reduction in GHG emissions, indices in employee engagement, and governance, etc.) that are linked to business activities and established based on six materiality themes*

			For each KPI, principally assessed based on the average over the preceding five-year period

*

The six key issues identified by Toyota are: (1) Expanding the Value of Mobility; (2) Safety & Reliability; (3) Coexistence of Humanity & the Earth (including carbon neutrality); (4) Supporting the Community and Employment; (5) Active Participation for All; and (6) Strong Production and Business Operation

Concept of Individual Performance Evaluation

For the determination of Annual Total Remuneration, adjustments to individual performance evaluations are made to the amounts of the STI base amount and the LTI base amount that reflect the evaluation results of financial and non-financial indicators. The evaluation takes into account various factors, such as initiatives

(including the ESG perspective) based on the Toyota Philosophy and initiatives toward medium- to long-term corporate value enhancement, as well as trust from his or her peers and contribution to the promotion of human resources development. The range of adjustments based on individual performance evaluations is set within the range of 50% above or below of the STI base amount and the LTI base amount, which reflect the performance evaluation results of financial and non-financial indicators, commensurate with position and job responsibilities. The amount of performance-based remuneration for each member of the Board of Directors is calculated based on evaluation results. Given the magnitude of roles and responsibilities of the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, and the President and member of the Board of Directors, we have determined that individual remuneration is to be adjusted solely based on company-wide performance evaluations, not reflecting an individual performance evaluation.

Directors with Foreign Citizenship (Excluding Outside Members of the Board of Directors and Members of the Board of Directors who are Audit & Supervisory Committee Members)

Fixed remuneration and performance-based remuneration are set based on the remuneration levels and structures that allow Toyota to secure and retain talented personnel. Annual Total Remuneration levels as well as the percentages of fixed remuneration and performance-based remuneration in total remuneration are set, taking into account each member’s job responsibilities and the remuneration standards of the entity for which such member previously worked (application determined individually). Performance-based remuneration consists of STI and LTI as is the case with directors with Japanese citizenship (excluding outside members of the Board of Directors and members of the Board of Directors who are Audit & Supervisory Committee members). The amounts of STI and LTI change in the same manner by reflecting STI and LTI performance evaluating indicators set for directors with Japanese citizenship (excluding outside members of the Board of Directors and members of the Board of Directors who are Audit & Supervisory Committee members) and individual performance evaluation results. In addition, there are cases where Toyota provide income tax compensation for certain members of the Board of Directors in light of the difference in income tax rates with that applied to them when they were at their former affiliation.

Additional Information Regarding Share Compensation

For additional details regarding share compensation provided to Members of the Board of Directors of Toyota, see “Item 6. Directors, Senior Management and Employees — 6.E Share Ownership.”

Compensation

The aggregate amount of remuneration, including bonuses, accrued for all members of the Board of Directors (and Audit & Supervisory Board members before the transition to a company with an Audit & Supervisory Committee in June 2025) as a group by Toyota for services in all capacities was ¥4,405 million during fiscal 2026.

Toyota Motor Corporation and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to members of the Board of Directors (and Audit & Supervisory Board members before the transition to a company with an Audit & Supervisory Committee in June 2025) of Toyota Motor Corporation.

Toyota’s Annual Securities Report filed with the Kanto Local Bureau of Finance on June 10, 2026, contained the following information concerning compensation in fiscal 2026 on a consolidated basis for members of the Board of Directors and Audit & Supervisory Board members whose total compensation exceeded ¥100 million during such period:

		Compensation per Type (millions of yen)
			Performance-based Compensation
Name, Position	Classification of Company	Fixed Compensation	Bonus	Share Compensation*[1]		Retirement Benefits	Total Compensation
Akio Toyoda, Member of the Board of Directors	Toyota Motor Corporation	396	620	1,097 (368)		—	2,113
Koji Sato, Member of the Board of Directors	Toyota Motor Corporation	197	200	406	*[2]	—	803
Hiroki Nakajima, Member of the Board of Directors	Toyota Motor Corporation	95	168	213 (72)		—	476
Yoichi Miyazaki, Member of the Board of Directors	Toyota Motor Corporation	100	168	213 (72)		—	481

*1	Numbers in parentheses are the number of shares, provided in thousands of shares, rounded to the nearest 1,000 shares.
*2

Share compensation will be paid in cash to Koji Sato, who will retire as the Vice Chairman of the Board of Directors upon the conclusion of the 122nd Ordinary General Shareholders’ Meeting to be held on June 17, 2026.

The amounts above were recorded as expenses in fiscal 2026.

6.C BOARD PRACTICES

Toyota’s articles of incorporation provide that the number of members of the Board of Directors is no more than 20, and the number of members of the Board of Directors who are Audit & Supervisory Committee members is no more than seven. Shareholders elect the members of the Board of Directors at the general shareholders’ meeting. The normal term of office of members of the Board of Directors (excluding members of the Board of Directors who are Audit & Supervisory Committee members) is one year, and that of members of the Board of Directors who are Audit & Supervisory Committee members is two years. Members of the Board of Directors may serve any number of consecutive terms.

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

Under the Companies Act, Toyota must have at least three members of the Board of Directors who are Audit & Supervisory Committee members. A majority of the members of the Board of Directors who are Audit & Supervisory Committee members are required to be “outside” members of the Board of Directors, which is any person who satisfies all of the following requirements:

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

A member of the Board of Directors who is an Audit & Supervisory Committee member may not concurrently act as an executive member of the Board of Directors, manager, or other employees of Toyota or its subsidiary, or accounting advisor (if the accounting advisor is a corporation, the member who is in charge of its affairs) or an executive officer of Toyota or any of its subsidiaries. Audit & Supervisory Committee members have the duty to examine the financial statements and business reports which are submitted by the Board of Directors to the general shareholders’ meeting. The Audit & Supervisory Committee members also audit the execution of duties of Toyota’s members of the Board of Directors. Audit & Supervisory Committee members are not required to be, and Toyota’s Audit & Supervisory Committee members are not, certified public accountants.

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

6.D EMPLOYEES

The total number of Toyota employees, on a consolidated basis, was 390,927 as of March 31, 2026, 383,853 as of March 31, 2025, and 380,793 as of March 31, 2024. The following tables set forth a breakdown of persons employed by business segment and by geographic location as of March 31, 2026.

Segment	Number of Employees	Location	Number of Employees
Automotive	343,952	Japan	207,137
Financial services	16,222	North America	65,411
All other	23,934	Europe	24,741
Unallocated	6,819	Asia	66,331
		Other*	27,307

Total	390,927	Total	390,927

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

In Japan, basic wages and other working conditions are negotiated annually. In addition, in accordance with Japanese national custom, each employee is also paid a semi-annual bonus. Bonuses are negotiated at the time of wage negotiations and are based on Toyota’s financial results, prospects and other factors. In fiscal 2026, the wage raises and bonuses were at the level demanded by the labor union.

In general, Toyota considers its labor relations with all of its workers to be good. However, Toyota is currently a party to, and otherwise from time to time experiences, labor disputes in some of the countries in which it operates. Toyota does not expect any disputes to which it is currently a party to materially affect Toyota’s consolidated financial position.

Toyota’s average number of temporary employees on a consolidated basis was 99,032 during fiscal 2026.

6.E SHARE OWNERSHIP

For information on the number of shares of Toyota’s common stock held by each member of the Board of Directors as of June 2026, see “Item 6. Directors, Senior Management and Employees — 6.A Directors and Senior Management.”

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights. As of March 31, 2026, Toyota does not have any stock option plan for which stock options or stock acquisition rights are exercisable or will become exercisable in the future.

Toyota’s Board of Directors resolves the restricted share compensation within the maximum restricted share compensation amount of 4.0 billion yen per year (also, the total number of Toyota’s shares of common stock to be allotted shall not exceed a maximum of 4 million shares per year in total for members of the Board of Directors (excluding outside members of the Board of Directors and members of the Board of Directors who are Audit & Supervisory Committee members; “Eligible Members”)) established at the 121st Ordinary General Shareholders’ Meeting held on June 12, 2025. The overview of the share compensation is as follows.

Eligible Persons

Members of the Board of Directors of TMC (excluding Outside Members of the Board of Directors and Audit & Supervisory Committee Members) and Operating Officers of TMC who do not also serve as a member of the Board of Directors

and

Members of the board of directors of certain subsidiaries of TMC (excluding outside members of the board of directors and audit & supervisory committee members) and operating officers of certain subsidiaries of TMC who do not also serve as a member of the board of directors

Total amount of the share compensation

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
Total number of shares to be allotted

Maximum of 4,000,000 shares per year in total to the Eligible Members of the Board of Directors

(Provided, however, that if a stock split, including a gratis allotment, or a reverse stock split of Toyota’s common stock is carried out after June 12, 2025, or in case of events that otherwise require an adjustment to the total number of Toyota’s shares of common stock to be issued or disposed of as restricted share compensation, such total number of shares will be adjusted to a reasonable extent.)

Amount to be paid

Determined by the Board of Directors of TMC based on the closing price of TMC’s common stock on the Tokyo Stock Exchange on the business day prior to each resolution of the Board of Directors, within a range that is not particularly advantageous to the Eligible Members of the Board of Directors

Transfer restriction period	A period of three to fifty years from the allotment date, which is determined by the Board of Directors of TMC in advance

Conditions for removal of transfer restrictions

Members of the Board of Directors of TMC (excluding Outside Members of the Board of Directors and Audit & Supervisory Committee Members) and Operating Officers of TMC who do not also serve as a member of the Board of Directors:

Restrictions will be removed upon the expiration of the transfer restriction period.

However, restrictions on all of the allotted shares which the Eligible Person has will also be removed in the case of resignation from the position of member of the Board of Directors or an operating officer who does not also serve as a member of the Board of Directors of TMC due to expiration of the term of office, death, or other legitimate reasons.

Members of the board of directors of certain subsidiaries of TMC (excluding outside members of the board of directors and audit & supervisory committee members) and operating officers of certain subsidiaries of TMC who do not also serve as a member of the board of directors:

Restrictions will be removed upon the expiration of the transfer restriction period.

However, restrictions on all of the allotted shares which the Eligible Person has will also be removed in the case of resignation from all of the following positions due to expiration of the term of office or other legitimate reasons: member of the board of directors of a subsidiary of TMC, operating officer of a subsidiary of TMC who does not also serve as a director, or member of the Board of Directors of TMC or Operating Officer of TMC who does not also serve as a member of the Board of Directors.

Gratis acquisition by Toyota

TMC will naturally acquire at no cost all of the allotted shares for which the transfer restrictions have not been lifted at the time of the expiration of the transfer restriction period, or at the time of the lifting of the transfer restrictions stipulated. Other grounds for gratis acquisition shall be stipulated by the allocation contract of the restricted stock based on a resolution of the Board of Directors of TMC.

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

Toyota also has an employee stock ownership association in Japan for employees and full time and part time company advisors. Members of the employee stock ownership association set aside certain amounts from their monthly salary and bonuses to purchase Toyota’s common stock through the employee stock ownership association. As of March 31, 2026, the employee stock ownership association held 68,566,067 shares of Toyota’s common stock.

On March 24, 2025, the Board of Directors resolved to introduce a share-based compensation plan using an employee stock ownership plan trust structure (the “ESOP Trust”) for employees in “Senior Professional / Senior Management (Kanbushoku)” positions who satisfy certain requirements (the “Eligible Employees”). The following table provides a summary of the ESOP Trust.

Category	Details
Trust type	A money trust other than an individually-operated designated money trust (third party benefit trust)

Trust purpose	To provide incentives to Eligible Employees
Settlor	TMC

Trustees	Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.)

Beneficiaries	Eligible Employees satisfying the beneficiary requirements

Trust administrator	A third party that does not have any interest in TMC (certified public accountant)

Trust agreement date	August 25, 2025

Trust period	From August 25, 2025 to August 31, 2026

Exercise of voting rights	The trustee will exercise the voting rights of TMC shares by following the instructions of the trust administrator that reflect the exercise of voting rights by the beneficiary candidates.

Type of acquired shares	Common stock of TMC

Amount of trust money	1.5 billion yen (includes trust fees and trust expenses)

Method of acquisition of shares	Acquisition from TMC (disposition of treasury stock)

Timing of acquisition of shares	August 28, 2025

Holders of vested rights	TMC

Residual assets	Residual assets that can be received by TMC, as the beneficiary, shall be limited to the trust expense reserve, calculated by deducting the cost for acquiring shares from trust money.

No shares have been granted under the ESOP Trust.

6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

As of March 31, 2026, 15,794,987,460 shares of Toyota’s common stock (of which 2,761,055,486 shares were treasury stock and 13,033,931,974 shares were outstanding) were issued.

Subsequent to March 31, 2026, pursuant to the written resolution in lieu of a resolution of the Board of Directors dated June 3, 2025, the resolution of the Board of Directors dated January 14, 2026, and the written resolution in lieu of a resolution of the Board of Directors dated March 30, 2026, Toyota conducted a tender offer to repurchase shares of its common stock from existing shareholders, pursuant to which Toyota repurchased 1,192,330,962 shares of its common stock at 3,067 yen per share, for an aggregate purchase price of approximately 3.65 trillion yen, during the period from March 31, 2026 to April 27, 2026. The repurchased shares became treasury shares upon repurchase. Toyota has announced that, pursuant to a written resolution dated June 3, 2025 in lieu of a resolution of the Board of Directors, it will retire 1,200,000,000 shares of its common stock held as treasury shares on June 30, 2026, representing approximately 7.6% of the total number of shares issued as of March 31, 2026. Under the Financial Instruments and Exchange Law, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the total issued shares of a company listed on a Japanese stock exchange (including American Depositary Shares, or ADSs, representing such shares) must file a report concerning the shareholding with the director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

Based on information known to Toyota or that can be ascertained from public filings, the following table sets forth the beneficial ownership of holders of 5% or more of Toyota’s common stock as of March 31, 2026. Information concerning beneficial ownership of Toyota’s common stock in the table below was prepared from information known to Toyota or that could be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota’s common stock under the Financial Instruments and Exchange Law of Japan.

Name of Beneficial Owner	Number of Shares of Common Stock (in thousands)	Percentage of Outstanding Voting Shares of Common Stock
Toyota Industries Corporation*	1,192,331	9.17

*

Subsequently, pursuant to the written resolution in lieu of a resolution of the Board of Directors dated June 3, 2025, the resolution of the Board of Directors dated January 14, 2026, and the written resolution in lieu of a resolution of the Board of Directors dated March 30, 2026, Toyota conducted a tender offer to repurchase shares of its common stock from existing shareholders, pursuant to which Toyota repurchased 1,192,330,962 shares of its common stock at 3,067 yen per share, for an aggregate purchase price of approximately 3.65 trillion yen, during the period from March 31, 2026 to April 27, 2026. As a result of Toyota Industries Corporation having tendered its Toyota shares of common stock in Toyota’s tender offer, on May 25, 2026, the commencement date of the settlement of such tender offer, the number of Toyota shares of common stock held by Toyota Industries Corporation decreased to 1,242,720 (representing 0.1% of the outstanding shares of Toyota common stock as of March 31, 2026).

According to The Bank of New York Mellon, depositary for Toyota’s ADSs (the “Depositary”), as of March 31, 2026, 355,369,125 shares of Toyota’s common stock were held in the form of ADSs and there were 1,679 ADS holders of record and 915,350 beneficial owners in the United States. According to Toyota’s register of shareholders, as of March 31, 2026, there were 1,272,096 holders of common stock of record worldwide. As of March 31, 2026, there were 723 record holders of Toyota’s common stock with addresses in the United States, whose shareholdings represented approximately 12.1% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTIONS

Business Relationships

Toyota purchases materials, supplies and services, among others, from numerous suppliers throughout the world in the ordinary course of business, including Toyota’s associates and joint ventures accounted for by the equity method and those firms with which certain members of Toyota’s Board of Directors are affiliated. Toyota purchased materials, supplies and services, among others, from these associates and joint ventures in the amount of ¥14,239.5 billion in fiscal 2026. Toyota also sells its products and services, among others, to Toyota’s associates and joint ventures accounted for by the equity method and firms with which certain members of Toyota’s Board of Directors are affiliated. Toyota sold products and services, among others, to these associates and joint ventures in the amount of ¥4,095.3 billion in fiscal 2026. See note 34 of Toyota’s consolidated financial statements for additional information regarding Toyota’s investments in and transactions with associates and joint ventures.

Loans

Toyota regularly has trade accounts and other receivables by, and accounts payable to, Toyota’s associates and joint ventures accounted for by the equity method and firms with which certain members of Toyota’s Board of Directors are affiliated. Toyota had outstanding trade accounts and other receivables by these associates and joint ventures in the amount of ¥706.3 billion as of March 31, 2026. Toyota had outstanding trade accounts and other payables to these associates and joint ventures in the amount of ¥1,865.0 billion as of March 31, 2026.

Toyota, from time to time, provides short- to medium-term loans to its associates and joint ventures, as well as loans under a loan program established by certain subsidiaries to assist their executives and members of the Board of Directors with the purchase of homes. As of March 31, 2026, an aggregate amount of ¥57.8 billion in loans was outstanding to its associates and joint ventures accounted for by the equity method. Toyota believes that each of these loans was entered into in the ordinary course of business.

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

	Cash Dividends per Common Share
Period Ended	Yen	U.S. dollars
September 30, 2023	30.0	0.20
March 31, 2024	45.0	0.30
September 30, 2024	40.0	0.28
March 31, 2025	50.0	0.33
September 30, 2025	45.0	0.30
March 31, 2026	50.0	0.31

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

Considering these factors, with respect to the dividends for fiscal 2026, Toyota determined to pay a year-end dividend of 50 yen per share of common stock by a resolution of the Board of Directors pursuant to Toyota’s articles of incorporation. As a result, combined with the interim dividend of 45 yen per share of common stock, the annual dividend was 95 yen per share of common stock, and the total amount of the dividends on common stock for the year was 1,238.2 billion yen.

Furthermore, pursuant to the written resolution in lieu of a resolution of the Board of Directors dated June 3, 2025, the resolution of the Board of Directors dated January 14, 2026, and the written resolution in lieu of a resolution of the Board of Directors dated March 30, 2026, Toyota conducted a tender offer to repurchase shares of its common stock from existing shareholders, pursuant to which Toyota repurchased 1,192,330,962 shares of its common stock at 3,067 yen per share, for an aggregate purchase price of approximately 3.65 trillion yen, during the period from March 31, 2026 to April 27, 2026. The repurchased shares became treasury shares upon repurchase. Toyota has announced that, pursuant to a written resolution dated June 3, 2025 in lieu of a resolution of the Board of Directors, it will retire 1,200,000,000 shares of its common stock held as treasury shares on June 30, 2026, representing approximately 7.6% of the total number of shares issued as of March 31, 2026.

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

9.D SELLING SHAREHOLDERS

Not applicable.

9.E DILUTION

Not applicable.

9.F EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A SHARE CAPITAL

Toyota’s authorized number of shares as of March 31, 2026 was 50,000,000,000 shares, of which 15,794,987,460 shares of common stock have been issued. Subsequent to March 31, 2026, pursuant to a written resolution dated June 3, 2025 in lieu of a resolution of the board of directors, Toyota has announced that it will retire 1,200,000,000 shares of its common stock held as treasury shares on June 30, 2026, representing approximately 7.6% of the total number of shares as of March 31, 2026.

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

(5)	the removal of an Audit & Supervisory Committee member;

(6)	the exemption of liability of a member of the Board of Directors with certain exceptions;

(7)	a reduction of stated capital which meets certain requirements with certain exceptions;

(8)	a distribution of in-kind dividends which meets certain requirements;

(9)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(10)	the transfer of the whole or a material part of the business;

(11)	the transfer in entirety or in part of shares or equity interest of a subsidiary under certain conditions;

(12)	the taking over of the entire business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

(13)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required;

(14)	company split with certain exceptions in which a shareholders’ resolution is not required; or

(15)	share delivery with certain exceptions in which a shareholders’ resolution is not required.

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

For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed companies into the above categories. According to the list published by the Minister of Finance as of July 15, 2025, the businesses which are currently engaged in by Toyota are classified as category (iii) i.e., the Core Sector Designated Businesses above.

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

10.E TAXATION

The following discussion is a general summary of the material U.S. federal income and Japanese national tax consequences of the acquisition, ownership and disposition of shares of common stock or ADSs. This summary does not purport to address all material tax consequences that may be relevant to holders of shares of common stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for U.S. alternative minimum taxes, investors that own or are treated as owning 10% or more of Toyota’s stock (by vote or value), investors that hold shares of common stock or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws and regulations of the United States and Japan, judicial decisions, published rulings and administrative pronouncements all as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), as described below, all of which are subject to change (possibly with retroactive effect), and to differing interpretations.

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

3.	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

4.

a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”)), or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

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

This summary does not address any aspects of U.S. federal tax law other than U.S. federal income taxation (such as the estate and gift tax or the Medicare tax on net investment income) and does not discuss any aspects of Japanese taxation other than income taxation, as limited to national taxes, inheritance and gift taxation. This summary also does not cover any U.S. state or local, or non-U.S., non-Japanese tax considerations. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of shares of common stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed in accordance with its terms.

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

In the absence of an applicable income tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing an exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20.42 percent, provided that, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock or ADSs of Toyota) to non-resident Holders, other than any non-resident Holder who is an individual holding three percent or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20.42 percent withholding tax rate is reduced to 15.315 percent for dividends due and payable on or before December 31, 2047. These rates include a special additional withholding tax (2.1 percent of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake (the “reconstruction surtax”). This overall 15.315% and 20.42% withholding tax rate continues to apply until December 31, 2047, while the breakdown of the 0.315% and 0.42% surtax portion is (i) the reconstruction surtax of 0.315% (or 2.1% of 15%) and 0.42% (or 2.1% of 20%) until December 31, 2026, and (ii) during the period beginning on January 1, 2027 and ending on December 31, 2047, the reconstruction surtax of 0.165% (or 1.1% of 15%) and 0.22% (or 1.1% of 20%) and another special additional withholding tax of 0.15% (or 1.0% of 15%) and 0.2% (or 1.0% of 20%) to fund strengthening Japan’s national defense capabilities (the “defense surtax”). The 2026 tax reform, which was promulgated on March 31, 2026, has introduced the defense surtax while accordingly reducing the reconstruction surtax, to maintain the overall 15.315% and 20.42% withholding tax rate.

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

U.S. Federal Income Taxation

U.S. Holders

The following discussion is a summary of the material U.S. federal income tax consequences to U.S. Holders that hold shares of common stock or ADSs as capital assets (generally, for investment purposes).

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

Dividends received on shares and ADSs of certain non-U.S. corporations by non-corporate U.S. investors may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. Dividends received by non-corporate U.S. Holders with respect to shares of common stock or ADSs of Toyota are expected to be eligible for these reduced rates of tax. U.S. Holders should consult their own tax advisors regarding the eligibility of such dividends for a reduced rate of tax.

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

To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of shares of common stock or ADSs exceeds Toyota’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution will be applied first to reduce such holder’s tax basis in its shares of common stock or ADSs, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares of common stock or ADSs. Then, to the extent such distribution exceeds such U.S. Holder’s adjusted tax basis in those shares of common stock and ADSs, such excess will be treated as U.S.-source capital gain.

Distributions of additional shares of common stock that are made to U.S. Holders with respect to their shares of common stock or ADSs, and that are part of a pro rata distribution to all of Toyota’s shareholders, generally will not be subject to U.S. federal income tax.

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of common stock or ADSs will constitute income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by Toyota will generally be “passive category income” or, in the case of certain U.S. Holders, “general category income.” Any Japanese withholding tax imposed in respect of a Toyota dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, subject to a number of complex limitations and conditions, including those introduced by recently issued U.S. Treasury regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021. A U.S. Holder’s use of a foreign tax credit with respect to any such Japanese income or withholding taxes would generally not be allowed unless such U.S. Holder elects benefits under an applicable income tax treaty with respect to such tax. A U.S. Holder who does not elect to claim a credit for any creditable foreign income taxes paid during the taxable year may instead claim a deduction in the computation of such U.S. Holder’s taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all creditable foreign taxes paid or accrued in the taxable year. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential U.S. federal income tax rates. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

(i)	has held shares of common stock or ADSs for less than a specified minimum period during which such U.S. holder is not protected from the risk of loss; or

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

Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2026, and currently intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of its PFIC status in the current or any future taxable year. If Toyota is determined to be a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares of common stock or ADSs and on certain distributions. In addition, an interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from Toyota will not be eligible for the reduced U.S. federal income tax rates on dividends described above if Toyota is a PFIC either in the taxable year of the dividend or the preceding taxable year. If a U.S. Holder owns shares of common stock or ADSs in any taxable year in which Toyota is a PFIC, such U.S. Holder generally would be required to file Internal Revenue Service (“IRS”) Form 8621 (or other form specified by the U.S. Department of the Treasury) on an annual basis, subject to certain exceptions based on the value of PFIC stock held. Toyota will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

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

Persons required to establish their exempt status generally must provide such certification under penalty of perjury on IRS Form W-9, entitled “Request for Taxpayer Identification Number and Certification”, in the case of U.S. persons, and on IRS Form W-8BEN, entitled “Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals)”, or IRS Form W-8BEN-E, entitled “Certificate of Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities)” (or other appropriate IRS Form W-8), in the case of non-U.S. persons. Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment generally may be claimed as a credit against the holder’s U.S. federal income tax liability, provided that the required information is properly furnished to the IRS in a timely manner.

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

Fees Incurred in Fiscal 2026

For fiscal 2026, the Depositary paid to Toyota, or paid to a third party at Toyota’s instruction, an aggregate of $980,058.75 for standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls), Toyota’s continuing annual stock exchange listing fees with respect to the ADSs, expenses relating to Toyota’s annual general shareholders’ meeting that are incurred with respect to Toyota’s ADS holders and 50% of the net dividend fees collected by the Depositary.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) DISCLOSURE CONTROLS AND PROCEDURES

Toyota performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of fiscal 2026. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Form 20-F that Toyota files under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer, to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensure that the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Toyota’s principal executive officer, and the principal financial officer. Toyota’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. The President and Representative Director as well as the member of the Board of Directors have concluded that Toyota’s disclosure controls and procedures are effective at the reasonable assurance level.

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

Based on this evaluation, management concluded that Toyota’s internal control over financial reporting was effective as of March 31, 2026.

PricewaterhouseCoopers Japan LLC, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Toyota’s internal control over financial reporting as of March 31, 2026, as stated in its report included herein.

(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Toyota’s independent registered public accounting firm, PricewaterhouseCoopers Japan LLC, has issued an audit report on the effectiveness of Toyota’s internal control over financial reporting. This report appears in Item 18.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Toyota’s internal control over financial reporting during fiscal 2026 that have materially affected, or are reasonably likely to materially affect, Toyota’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Toyota maintains an Audit & Supervisory Committee, in accordance with the Companies Act. Toyota’s Audit & Supervisory Committee is comprised of four members of the Board of Directors who are Audit & Supervisory Committee members, three of whom are outside and independent directors. Each member of the Board of Directors who is an Audit & Supervisory Committee member has been appointed at Toyota’s meetings of shareholders, and the Audit & Supervisory Committee has certain statutory powers independently, including auditing the business affairs and accounts of Toyota.

Toyota’s Audit & Supervisory Committee has determined that it does not have an “audit committee financial expert” serving on the Audit & Supervisory Committee. The qualifications for, and powers of, the Audit & Supervisory Committee member delineated in the Companies Act are different from those anticipated for any audit committee financial expert. Audit & Supervisory Committee members have the authority to be given reports from a certified public accountant or an accounting firm concerning audits, including technical accounting matters. At the same time, each Audit & Supervisory Committee member has the authority to consult internal and external experts on accounting matters. Each Audit & Supervisory Committee member must fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices and, accordingly, Toyota’s Audit & Supervisory Committee has confirmed that it is not necessarily in Toyota’s best interest to nominate as Audit & Supervisory Committee member a person who meets the definition of audit committee financial expert. Although Toyota does not have an audit committee financial expert on its Audit & Supervisory Committee, Toyota believes that Toyota’s current corporate governance structure, taken as a whole, including the Audit & Supervisory Committee members’ ability to consult internal and external experts, is fully equivalent to a structure having an audit committee financial expert on its Audit & Supervisory Committee.

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

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Japan LLC and the various network and member firms of PricewaterhouseCoopers to Toyota in fiscal 2025 and fiscal 2026.

	Yen in millions
	2025	2026
Audit Fees(1)	8,779	8,780
Audit-related Fees(2)	134	231
Tax Fees(3)	453	378
All Other Fees(4)	60	46

Total	9,426	9,435

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

Policies and Procedures of the Audit & Supervisory Committee

Below is a summary of the current policies and procedures of the Audit & Supervisory Committee for the pre-approval of audit and permissible non-audit services performed by Toyota’s independent public accountants.

Under the policy, specified operating officers or managers submit a request for general pre-approval of audit and permissible non-audit services for the following fiscal year, which shall include details of the specific services and estimated fees for the services, to the Audit & Supervisory Committee, which reviews and determines whether or not to grant the request in advance. Upon the general pre-approval of the Audit & Supervisory Committee, the specified operating officers or managers are not required to obtain any specific pre-approval for audit and permissible non-audit services so long as those services fall within the scope of the general pre-approval provided.

The Audit & Supervisory Committee makes a further determination of whether or not to grant a request to revise the general pre-approval for the applicable fiscal year if such request is submitted by specified operating officers or managers. Such request may include (i) adding any audit or permissible non-audit services other than the ones listed in the general pre-approval and (ii) obtaining services that are listed in the general pre-approval but of which the total fee amount exceeds the amount affirmed by the general pre-approval. The determination of whether or not to grant a request to revise the general pre-approval noted in the foregoing may alternatively be made by an Audit & Supervisory Committee member, who is designated in advance by a resolution of the Audit & Supervisory Committee, in which case such Audit & Supervisory Committee member shall report such decision at the next meeting of the Audit & Supervisory Committee. The performance of audit and permissible non-audit services and the payment of fees are subject to review by the Audit & Supervisory Committee at least once every fiscal year.

With respect to fiscal 2026, none of the audit related fees, tax fees or all other fees described in the table above were approved by the Audit & Supervisory Committee pursuant to the de minimis exception provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. With respect to fiscal 2025, none of the audit related fees, tax fees or all other fees described in the table above were approved by the Audit & Supervisory Board, which used to approve such transactions prior to TMC becoming a company with an Audit & Supervisory Committee, pursuant to the de minimis exception provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As of the date of this annual report on Form 20-F, we do not rely on any of the exemptions contained in paragraph (b)(1)(iv), the general exemption contained in paragraph (c)(3) or the last sentence of paragraph (a)(3) of Rule 10A-3 under the Exchange Act.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of Toyota’s common stock by Toyota and its affiliated purchasers during fiscal 2026:

Period	(a)Total Number of Shares Purchased(1)	(b)Average Price Paid per Share (Yen)(1)	(c)Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d)Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1, 2025 – April 30, 2025	16,226,828	2,462	16,226,100	—
May 1, 2025 – May 31, 2025	387	2,700	—	—
June 1, 2025 – June 30, 2025	715	2,627	—	—
July 1, 2025 – July 31, 2025	550	2,523	—	—
August 1, 2025 – August 31, 2025	697	2,836	—	—
September 1, 2025 – September 30, 2025	778	2,916	—	—
October 1, 2025 – October 31, 2025	926	2,941	—	—
November 1, 2025 – November 30, 2025	521	3,166	—	—
December 1, 2025 – December 31, 2025	1,045	3,244	—	—
January 1, 2026 – January 31, 2026	819	3,504	—	—
February 1, 2026 – February 28, 2026	760	3,663	—	—
March 1, 2026 – March 31, 2026	674	3,566	—	—

Total	16,234,700	—	16,226,100	—

(1)

A portion of the above purchases were made as a result of holders of shares constituting less than one unit, which is 100 shares of common stock, requesting Toyota to purchase shares that are a fraction of a unit, in accordance with Toyota’s share handling regulations. Toyota is required to comply with such requests pursuant to the Companies Act. See “Item 10. Additional Information — 10.B Memorandum and Articles of Association — Japanese Unit Share System.” The number of shares purchased not pursuant to publicly announced plans or programs conducted in fiscal 2026 is 8,600.

(2)

Subsequent to March 31, 2026, pursuant to the written resolution in lieu of a resolution of the Board of Directors dated June 3, 2025, the resolution of the Board of Directors dated January 14, 2026, and the written resolution in lieu of a resolution of the Board of Directors dated March 30, 2026, Toyota conducted a tender offer to repurchase shares of its common stock from existing shareholders, pursuant to which Toyota repurchased 1,192,330,962 shares of its common stock at 3,067 yen per share, for an aggregate purchase price of approximately 3.65 trillion yen, during the period from March 31, 2026 to April 27, 2026. The repurchased shares became treasury shares upon repurchase.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Significant Differences in Corporate Governance Practices between Toyota and U.S. Companies Listed on the NYSE

Pursuant to home country practices exemptions granted by the NYSE, Toyota is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of the corporate governance standards under Section 303A of the NYSE Listed Company Manual (the “NYSE Corporate Governance Rules”). More specifically, Toyota is exempt from the NYSE Corporate Governance Rules, except for requirements that (a) Toyota’s Audit & Supervisory Committee satisfies the requirements of Rule 10A-3 under the Exchange Act, (b) Toyota must disclose significant differences in its corporate governance practices as compared to those followed by domestic companies under the NYSE listing standards, (c) Toyota’s principal executive officer must notify the NYSE in writing after any executive officer of Toyota becomes aware of any non-compliance with (a), (b) and (e), (d) Toyota must submit annual and interim written affirmations to the NYSE, and (e) Toyota must adopt and comply with a written policy providing that it will recover erroneously awarded incentive-based compensation from its executive officers in the event that it is required to prepare an accounting restatement due to the material noncompliance by Toyota with any financial reporting requirement under the securities laws. Toyota’s corporate governance practices and those followed by domestic companies under the NYSE Corporate Governance Rules have the following significant differences:

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

In addition, pursuant to the regulations of the Japanese stock exchanges, Toyota is required to have one or more “independent director(s),” defined under the relevant regulations of the Japanese stock exchanges as “outside directors” (as defined under the Companies Act), who are unlikely to have any conflicts of interests with Toyota’s general shareholders. Each of the outside members of the Board of Directors of Toyota satisfies the “independent director” requirements under the regulations of the Japanese stock exchanges. The Japanese Corporate Governance Code provides that certain listed companies, including Toyota, should appoint at least one-third of their directors as “independent outside directors” as defined based on the criteria for assessing director independence established by Toyota in line with the independence standards of the Japanese stock exchanges. Each of the outside members of the Board of Directors of Toyota satisfies the “independent outside director” requirements under the independence standards of the Japanese stock exchanges. To ensure our outside members of the Board of Directors participate in decision-making from an independent standpoint and reflect the opinions of more diverse stakeholders in management, Toyota has clarified the unique roles of and expectations for Toyota’s outside members of the Board of Directors and revised the independence assessment criteria. The definition of “independent director” and “outside director” reflecting such criteria is different from that of the definition of independent director under the NYSE Corporate Governance Rules.

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

(For outside members of the Board of Directors who are Audit & Supervisory Committee members)

In addition to the above, to conduct audits from a fair and neutral standpoint, utilizing their abundant experience and advanced expertise

The independence assessment criteria of Toyota are as follows.

Outside members of the Board of Directors who satisfy the requirements stipulated by the Companies Act and do not fall into any of the following categories are deemed to be independent.

1.	History of belonging to affiliated companies: Persons who are currently functioning as executive directors, members of the Audit & Supervisory Committee (excluding outside members of the Board of

Directors) or Audit and Supervisory Board, operating officers, or employees of our company and its consolidated subsidiaries. Or those who functioned as executive directors, members of the Audit & Supervisory Committee (excluding outside members of the Board of Directors) or the Audit and Supervisory Board, operating officers, or employees at any time during the last ten years.

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

8.

Close relatives: Spouses, or relatives within the second degree of kinship, of members of the Board of Directors, the Audit & Supervisory Committee or Audit and Supervisory Board, operating officers, key employees of our company and its consolidated subsidiaries, or persons falling into the above 1 to 6 (excluding non-key persons).

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

2. Nominating / Corporate Governance and Compensation Committees. Under the Companies Act, Toyota has elected to structure its corporate governance system as a company with an audit & supervisory committee. Toyota, as a Japanese company with an audit & supervisory committee, is not required to have certain committees that are required of U.S. listed companies subject to the NYSE Corporate Governance Rules, including those that are responsible for director nomination, corporate governance and executive compensation. However, members of Toyota’s Executive Appointment Meeting, a majority of whom are outside directors, discuss recommendations to the Board of Directors concerning the appointment and dismissal of members of the Board of Directors. Members of the Executive Compensation Meeting, a majority of whom are outside directors, review the remuneration system for members of Board of Directors (excluding for Audit & Supervisory Committee members) and senior management as well as determine the amount of remuneration for each member of the Board of Directors (excluding for Audit & Supervisory Committee members). The Japanese Corporate Governance Code provides that certain listed companies, including Toyota, generally should have the majority of the members of each of certain committees be independent directors, and those committees of Toyota satisfy that principle.

Pursuant to the Companies Act, Toyota’s Board of Directors nominates and submits a proposal for the appointment of members of the Board of Directors for shareholder approval. The shareholders vote on such nomination at the general shareholders’ meeting. The Companies Act requires that the limits or calculation formula of the remuneration, bonus and any other benefits in compensation for the execution of duties (“remuneration, etc.”) of directors, the kind of remuneration, etc. (in case that the remuneration, etc. are other than cash (excluding shares and stock acquisition rights)) to be received by directors, and the limits of remuneration, etc. that are shares and stock acquisition rights to be granted to directors must be determined by a resolution of the general shareholders’ meeting, unless their remuneration, etc. is provided for in the articles of incorporation. The distribution of remuneration, etc., among each member of the Board of Directors (excluding Audit & Supervisory Committee members) is broadly delegated to the Board of Directors and the distribution of remuneration among each Audit & Supervisory Committee member is determined by consultation among the Audit & Supervisory Committee members.

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

Pursuant to the requirements of the Companies Act, Toyota elects its Audit & Supervisory Committee members and the other members of the Board of Directors separately through a resolution adopted at a general shareholders’ meeting. The Companies Act of Japan stipulates that the Audit & Supervisory Committee must consist of at least three members of the Board of Directors. Toyota currently has four Audit & Supervisory Committee members.

Under the Companies Act, a majority of the Audit & Supervisory Committee members must be “outside” members of the Board of Directors. An “outside” member of the Board of Directors is any person who satisfies all of the requirements as described above in “1. Members of the Board of Directors.”:

Three of the Audit & Supervisory Committee members of Toyota are “outside” members of the Board of Directors and satisfy the “independent director” requirements under the regulations of the Japanese stock exchanges, as described above in “1. Members of the Board of Directors.”

Unlike the NYSE Corporate Governance Rules, the Companies Act, among other matters, does not require Audit & Supervisory Committee members to establish an “expertise in accounting or financial management” nor are they required to present other special knowledge and experience. Toyota’s Board of Directors has not determined that any of its Audit & Supervisory Committee members has “expertise in accounting or financial management,” as set forth in the NYSE Corporate Governance Rules. However, the Japanese Corporate Governance Code indicates that persons with appropriate experience and skills as well as necessary knowledge of finance, accounting, and laws should be appointed as Audit & Supervisory Committee members, and in particular, one or more Audit & Supervisory Committee members who have sufficient knowledge of finance and accounting matters should be appointed. Toyota has appointed persons who are able to provide opinions and advice regarding management based on their broader experience and discretion beyond finance and accounting. Under the Companies Act, the Audit & Supervisory Committee may determine the auditing policies and methods of investigating the conditions of Toyota’s business and assets and prepares auditors’ reports. Further, the Audit & Supervisory Committee makes decisions concerning proposals relating to the appointment and dismissal of accounting auditors; it also has the authority to dismiss the accounting auditor when certain matters specified under the Companies Act occur.

U.S. domestic issuers listed on NYSE are required to disclose the charter of their audit committees. Japanese law and the regulations of the Japanese stock exchanges do not require such disclosure, and accordingly, we do not disclose our Audit & Supervisory Committee charter.

4. Corporate Governance Guidelines. Unlike the NYSE Corporate Governance Rules, Toyota is not required to comply with the Japanese Corporate Governance Code under Japanese laws and regulations, including the Companies Act, the Financial Instruments and Exchange Law of Japan and the regulations of the Japanese stock exchanges. However, if Toyota does not comply with the Japanese Corporate Governance Code, it is required to explain the reasons why it does not do so in accordance with the regulations of the Japanese stock exchanges. In addition, Toyota is required to resolve at the Board of Directors matters relating to a system, which is required under the ordinance of the Ministry of Justice (“internal control system” or “naibu-tosei”), to ensure the execution of duties of the members of the Board of Directors to comply with laws, regulations and articles of incorporation, and any other systems to ensure the adequacy of the business, and to disclose such matters resolved, policies and the present status of its corporate governance in its business reports, annual securities report and certain other disclosure documents in accordance with the regulations under the Financial Instruments and Exchange Law and the regulations of the Japanese stock exchanges in respect of timely disclosure.

5. Code of Business Conduct and Ethics. Similar to the NYSE Corporate Governance Rules, under the Japanese Corporate Governance Code, Toyota is encouraged to adopt a code of conduct regarding ethical business activities for members of the Board of Directors, officers and employees. Toyota has resolved matters relating to maintenance of an “internal control system,” or “naibu-tosei,” in order to ensure its employees comply with laws, regulations and the articles of incorporation, etc., pursuant to the Companies Act, and Toyota maintains guidelines and internal regulations such as “Guiding Principles at Toyota,” “Toyota Code of Conduct” and a code of ethics pursuant to Section 406 of the Sarbanes-Oxley Act. Please see “Item 16B. Code of Ethics” for additional information.

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
ITEM 16K. CYBERSECURITY
Cybersecurity Risk Management and Strategy
The process at TMC for managing cybersecurity risks is integrated into the TGRS, a company-wide risk management framework based on ISO and COSO. For instance, based on the TGRS, TMC identifies cybersecurity risks, determines their degree of significance, and sets priorities to enable an effective response. For a further discussion of TMC’s company-wide risk management, see “Item 4. Information on the Company — 4.B Business Overview — Toyota’s Approach to and Initiatives Towards Sustainability — Risk Management” in this annual report.
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

1
50

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
No material cybersecurity incident has occurred to Toyota to date. In fiscal 2026, Toyota did not identify cybersecurity risks from cybersecurity threats, including as a result of past cybersecurity incidents, that are reasonably likely to materially affect Toyota, including its business strategy, results of operations, or financial condition. However, despite the capabilities, processes, and other security measures we employ that we believe are designed to assess, identify, and mitigate the risk of cybersecurity incidents, we may not be aware of all vulnerabilities or might not accurately assess the risks of incidents, and such preventative measures cannot provide absolute security and may not be sufficient in all circumstances or mitigate all potential risks. For a further discussion of risks that may materially affect Toyota if a cybersecurity threat materializes and other matters, see “Item 3. Key Information — 3.D Risk Factors” in this annual report.
Cybersecurity Governance
TMC considers cybersecurity risk to be a particularly important risk within its risk management framework and one of the areas of focus for its Board of Directors, Audit & Supervisory Committee, and management. As part of the company-wide risk management process, in addition to developing the TGRS described above, TMC has established a governance and risk subcommittee that includes members of the Board of Directors and Audit & Supervisory Committee, as well as the chief officer of the cyber security office as a member in charge of cybersecurity. The subcommittee discusses cybersecurity as one of the company-wide risks.
TMC’s cybersecurity team is led by the chief officer and reports serious cybersecurity risks or incidents to the Board of Directors and the Audit & Supervisory Committee as they arise.
In addition, the members of the Information Quality Management Meeting, which is held approximately twice a year, receives reports on and oversees the status of cybersecurity risks and incidents at TMC. This body, chaired by the chief officer, is attended by responsible personnel assigned to each security area, such as confidential information management, information systems, and supply chain. Participants report and share information about security risks and the status of incidents.
Of such information, material matters are reported by the chief officer to the Board of Directors and Audit & Supervisory Committee through the CRO, who is responsible for overall risk management.
In addition to the meeting mentioned above, the cybersecurity team coordinates with Audit & Supervisory Committee members, communicating with them when they make inquiries about the state of TMC’s approach to cybersecurity and incident trends in the world.
TMC’s process for identifying, tracking and managing cybersecurity risks on a daily basis is primarily carried out by the cybersecurity team led by the chief officer.
The cybersecurity team consists of professionals with cybersecurity expertise. Among the members, the chief officer has gained experience in the development of in-vehicle
software and
on-board
devices since joining TMC and has insights into information technologies such as software and cloud services. The chief officer also gained experience in the field of cybersecurity since 2016, when he became an officer of Toyota’s Connected Company, and thus has knowledge of and insights into cybersecurity. TMC has a process where cybersecurity incidents at TMC or TMC’s group companies or suppliers is reported to an appropriate cybersecurity team in a timely manner as it occurs and escalated to the chief officer according to the severity of the incident.

1
51

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
The chief officer is responsible for managing the cybersecurity risks and strategic processes described above, as well as overseeing the prevention, mitigation, detection, and remediation of cybersecurity incidents.

1
52

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

TOYOTA MOTOR CORPORATION

All financial statements schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.
Financial statements of equity method investees in which the Company holds 50% or less ownership have been omitted because none meet the significance tests specified in Rule
3-09
of Regulation
S-X.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Toyota Jidosha Kabushiki Kaisha
(“Toyota Motor Corporation”)
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Toyota Motor Corporation and its subsidiaries (collectively referred to as the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2026, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.
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
Liabilities for the costs of recalls and other safety measures
As described in Notes 3 and 24 to the consolidated financial statements, the Company accrues for costs of recalls and other safety measures. As of March 31, 2026, estimated liabilities for the costs of recalls and other safety measures totaled ¥1,431,112 million and were included in liabilities for quality assurance in the consolidated statement of financial position. The Company generally measures the liabilities for recalls and other safety measures at the time of vehicle sales comprehensively by aggregate sales of various models in a certain period by geographical regions. However, when circumstances warrant, the Company measures liabilities for costs of a particular recall or other safety measures using an individual model when they are probable and reasonably estimable. Management calculates the liabilities for the costs of recalls and other safety measures that are determined comprehensively based on the accumulated amount of repair cost paid per unit and pattern of actual payment occurrence.
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
Allowance for credit losses—Retail finance receivables
As described in Notes 3, 8 and 20 to the consolidated financial statements, the Company measures an allowance for credit losses on its retail finance receivables by estimating the expected credit losses at the reporting date. As of March 31, 2026, ¥382,152 million of the allowance for credit losses corresponding to ¥31,837,922 million of retail finance receivables was recorded in the consolidated statement of financial position. The allowance for credit losses on retail finance receivables is measured based on a systematic, ongoing review and evaluation performed as part of the credit risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral, forward-looking information including movements of the world economy and other pertinent factors. In calculating the expected credit losses, the Company uses the probability of a default and the loss rate in the event of a default based on past experience and then reflects adjustments based on its forecasts of current and future economic conditions. Retail finance receivables within the United States represent approximately half of the consolidated retail finance receivables as of March 31, 2026.
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
10
, 2026
We have served as the Company’s auditor since 2006.

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		Yen in millions
	Notes	March 31, 2025	March 31, 2026
Assets
Current assets
Cash and cash equivalents	6	8,982,404	12,659,622
Trade accounts and other receivables	7	3,679,722	3,795,986
Receivables related to financial services	8	11,453,249	13,478,474
Other financial assets	9	6,935,759	3,982,445
Inventories	10	4,598,232	5,134,996
Income tax receivable		216,528	235,425
Other current assets		1,212,783	1,520,330
Subtotal		37,078,676	40,807,277
Assets held for sale	11	—	2,016,804

Total current assets		37,078,676	42,824,081

Non-current assets
Investments accounted for using the equity method	12	5,798,051	5,342,548
Receivables related to financial services	8	22,171,786	25,488,182
Other financial assets	9	9,882,841	11,135,799
Property, plant and equipment
Land	13	1,428,122	1,351,625
Buildings	13	6,170,063	6,284,907
Machinery and equipment	13	16,621,243	17,509,377
Vehicles and equipment on operating leases	13	8,051,945	9,705,647
Construction in progress	13	1,596,145	1,719,808

Total property, plant and equipment, at cost	13	33,867,518	36,571,364

Less - Accumulated depreciation and impairment losses	13	(18,533,826)	(19,504,000)

Total property, plant and equipment, net	13	15,333,693	17,067,365

Right of use assets	14	583,068	901,232
Intangible assets	15	1,363,266	1,392,755
Deferred tax assets	16	517,869	555,596
Other non-current assets	23	872,101	814,773

Total non-current assets		56,522,674	62,698,250

Total assets		93,601,350	105,522,331

The accompanying notes are an integral part of these consolidated financial statements

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION—(Continued)

		Yen in millions
	Notes	March 31, 2025	March 31, 2026
Liabilities
Current liabilities
Trade accounts and other payables	17	5,527,347	5,856,945
Short-term and current portion of long-term debt	18	15,829,516	17,581,104
Accrued expenses		1,827,933	2,112,571
Other financial liabilities	19	1,869,117	2,384,008
Income taxes payable		505,500	711,675
Liabilities for quality assurance	24	1,965,748	2,097,943
Provisions	25	413,352	431,191
Other current liabilities		1,495,707	1,735,034
Subtotal		29,434,220	32,910,472
Liabilities directly associated with assets held for sale	11	—	694,547

Total current liabilities		29,434,220	33,605,019

Non-current liabilities
Long-term debt	18	22,963,363	25,624,365
Other financial liabilities	19	435,594	1,157,413
Retirement benefit liabilities	23	1,019,568	1,022,483
Deferred tax liabilities	16	1,659,433	1,584,505
Provisions	25	301,103	498,463
Other non-current liabilities		909,156	1,010,015

Total non-current liabilities		27,288,217	30,897,244

Total liabilities		56,722,437	64,502,263

Shareholders’ equity
Common stock	26	397,050	397,050
Additional paid-in capital	26	492,368	456,742
Retained earnings	26	35,841,218	38,709,858
Other components of equity	26	3,610,133	4,544,019
Other comprehensive income associated with assets held for sale	11,26	—	266,596
Treasury stock	26	(4,415,943)	(4,455,410)

Total Toyota Motor Corporation shareholders’ equity	26	35,924,826	39,918,854

Non-controlling interests		954,088	1,101,214

Total shareholders’ equity		36,878,913	41,020,068

Total liabilities and shareholders’ equity		93,601,350	105,522,331

The accompanying notes are an integral part of these consolidated financial statements

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF INCOME

Yen in millions
Notes	For the year ended March 31, 2024	For the year ended March 31, 2025	For the year ended March 31, 2026
Sales revenues
Sales of products	27	41,648,130	43,598,877	45,865,949
Financial services	27	3,447,195	4,437,827	4,819,003

Total sales revenues	27	45,095,325	48,036,704	50,684,952

Costs and expenses
Cost of products sold		33,600,612	35,510,157	39,141,418
Cost of financial services		2,126,395	2,948,509	3,079,794
Selling, general and administrative		4,015,383	4,782,452	4,697,524

Total costs and expenses		39,742,390	43,241,118	46,918,736

Operating income		5,352,934	4,795,586	3,766,216

Share of profit (loss) of investments accounted for using the equity method	12	763,137	591,219	552,742
Other finance income	29	747,236	556,700	594,243
Other finance costs	29	(103,709)	(190,711)	(86,746)
Foreign exchange gain (loss), net		187,568	705,292	400,780
Other income (loss), net		17,918	(43,497)	(74,239)

Income before income taxes		6,965,085	6,414,590	5,152,996

Income tax expense	16	1,893,665	1,624,835	1,167,234

Net income		5,071,421	4,789,755	3,985,761

Net income attributable to
Toyota Motor Corporation		4,944,933	4,765,086	3,848,098
Non-controlling interests		126,488	24,670	137,664

Net income		5,071,421	4,789,755	3,985,761

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	30	365.94	359.56	295.25

The accompanying notes are an integral part of these consolidated financial statements

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Yen in millions
	Notes	For the year ended March 31, 2024	For the year ended March 31, 2025	For the year ended March 31, 2026
Net income		5,071,421	4,789,755	3,985,761
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	26	557,539	102,129	351,684
Remeasurements of defined benefit plans	26	46,328	(109,598)	101,352
Share of other comprehensive income of equity method investees	12,26	156,118	(63,213)	22,331

Total of items that will not be reclassified to profit (loss)		759,984	(70,682)	475,366

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	26	1,178,875	(827,848)	946,309
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	26	12,247	31,158	(53,181)
Share of other comprehensive income of equity method investees	12,26	165,996	121,340	161,450

Total of items that may be reclassified subsequently to profit (loss)		1,357,118	(675,349)	1,054,578

Total other comprehensive income, net of tax	26	2,117,103	(746,031)	1,529,944

Comprehensive income		7,188,523	4,043,724	5,515,705

Comprehensive income for the period attributable to
Toyota Motor Corporation		6,999,828	4,011,822	5,308,095
Non-controlling interests		188,696	31,903	207,610

Comprehensive income		7,188,523	4,043,724	5,515,705

The accompanying notes are an integral part of these consolidated financial statements

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended March 31, 2024

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2023		397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213
Comprehensive income
Net income		—	—	4,944,933	—	—	4,944,933	126,488	5,071,421
Other comprehensive income, net of tax	26	—	—	—	2,054,895	—	2,054,895	62,208	2,117,103
Total comprehensive income		—	—	4,944,933	2,054,895	—	6,999,828	188,696	7,188,523
Transactions with owners and other
Dividends paid	26	—	—	(880,197)	—	—	(880,197)	(90,309)	(970,506)
Repurchase of treasury stock	26	—	—	—	—	(231,069)	(231,069)	—	(231,069)
Reissuance of treasury stock	26	—	263	—	—	649	911	—	911
Equity transactions and other		—	(7,188)	—	—	—	(7,188)	(5,546)	(12,735)
Total transactions with owners and other		—	(6,926)	(880,197)	—	(230,420)	(1,117,543)	(95,856)	(1,213,398)

Reclassification to retained earnings	26	—	—	387,334	(387,334)	—	—	—	—

Balances at March 31, 2024		397,050	491,802	32,795,365	4,503,756	(3,966,982)	34,220,991	1,018,347	35,239,338

For the year ended March 31, 2025

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2024		397,050	491,802	32,795,365	4,503,756	(3,966,982)	34,220,991	1,018,347	35,239,338

Comprehensive income
Net income		—	—	4,765,086	—	—	4,765,086	24,670	4,789,755
Other comprehensive income, net of tax	26	—	—	—	(753,264)	—	(753,264)	7,233	(746,031)

Total comprehensive income		—	—	4,765,086	(753,264)	—	4,011,822	31,903	4,043,724

Transactions with owners and other
Dividends paid	26	—	—	(1,132,329)	—	—	(1,132,329)	(127,232)	(1,259,560)
Repurchase of treasury stock	26	—	—	—	—	(1,179,043)	(1,179,043)	—	(1,179,043)
Reissuance of treasury stock	26	—	1,356	—	—	866	2,222	—	2,222
Retirement of treasury stock	26	—	(1,953)	(727,264)	—	729,217	—	—	—
Equity transactions and other		—	1,163	—	—	—	1,163	31,069	32,232

Total transactions with owners and other		—	567	(1,859,593)	—	(448,961)	(2,307,987)	(96,162)	(2,404,149)

Reclassification to retained earnings	26	—	—	140,359	(140,359)	—	—	—	—

Balances at March 31, 2025		397,050	492,368	35,841,218	3,610,133	(4,415,943)	35,924,826	954,088	36,878,913

The accompanying notes are an integral part of these consolidated financial statements

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the year ended March 31, 2026

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Other comprehensive income associated with assets held for sale	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2025		397,050	492,368	35,841,218	3,610,133	—	(4,415,943)	35,924,826	954,088	36,878,913

Comprehensive income
Net income		—	—	3,848,098	—	—	—	3,848,098	137,664	3,985,761
Other comprehensive income, net of tax	26	—	—	—	1,459,998	—	—	1,459,998	69,946	1,529,944

Total comprehensive income		—	—	3,848,098	1,459,998	—	—	5,308,095	207,610	5,515,705

Transactions with owners and other
Dividends paid	26	—	—	(1,238,974)	—	—	—	(1,238,974)	(125,416)	(1,364,389)
Repurchase of treasury stock	26	—	—	—	—	—	(39,975)	(39,975)	—	(39,975)
Reissuance of treasury stock	26	—	1,358	—	—	—	508	1,866	—	1,866
Retirement of treasury stock	26	—	—	—	—	—	—	—	—	—
Equity transactions and other		—	(36,984)	—	—	—	—	(36,984)	64,932	27,948

Total transactions with owners and other		—	(35,626)	(1,238,974)	—	—	(39,467)	(1,314,067)	(60,483)	(1,374,550)

Reclassification to retained earnings	26	—	—	259,516	(259,516)	—	—	—	—	—

Transfer to other comprehensive income associated with assets held for sale	11 26	—	—	—	(266,596)	266,596	—	—	—	—

Balances at March 31, 2026		397,050	456,742	38,709,858	4,544,019	266,596	(4,455,410)	39,918,854	1,101,214	41,020,068

The accompanying notes are an integral part of these consolidated financial statements

TOYOTA MOTOR CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

		Yen in millions
	Notes	For the year ended March 31, 2024	For the year ended March 31, 2025	For the year ended March 31, 2026

Cash flows from operating activities
Net income		5,071,421	4,789,755	3,985,761
Depreciation and amortization		2,087,066	2,251,233	2,392,519
Interest income and interest costs related to financial services, net		(713,506)	(747,742)	(809,088)
Share of profit (loss) of investments accounted for using the equity method		(763,137)	(591,219)	(552,742)
Income tax expense		1,893,665	1,624,835	1,167,234
Changes in operating assets and liabilities, and other		(3,975,836)	(2,815,549)	(976,558)
(Increase) decrease in trade accounts and other receivables		(859,239)	55,139	(539,370)
(Increase) decrease in receivables related to financial services		(3,398,434)	(2,389,665)	(2,017,214)
(Increase) decrease in inventories		(207,529)	(70,654)	(468,883)
(Increase) decrease in other current assets		(326,365)	(462,114)	(175,944)
Increase (decrease) in trade accounts and other payables		560,737	362,924	378,798
Increase (decrease) in other current liabilities		666,513	659,088	1,477,356
Increase (decrease) in retirement benefit liabilities		(161)	17,377	153,351
Other, net		(411,358)	(987,645)	215,348
Interest received		2,292,156	2,672,724	2,760,711
Dividends received		587,259	623,295	430,774
Interest paid		(1,148,392)	(1,609,083)	(1,685,013)
Income taxes paid, net of refunds		(1,124,322)	(2,501,315)	(1,240,680)

Net cash provided by (used in) operating activities		4,206,373	3,696,934	5,472,920

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(1,846,447)	(1,906,811)	(2,148,192)
Additions to equipment leased to others		(2,867,660)	(2,996,920)	(2,766,352)
Proceeds from sales of fixed assets excluding equipment leased to others		154,985	70,821	31,242
Proceeds from sales of equipment leased to others		2,008,634	1,707,899	1,355,605
Additions to intangible assets		(334,287)	(354,196)	(378,804)
Additions to public and corporate bonds and stocks		(2,972,779)	(3,965,550)	(4,290,671)
Proceeds from sales of public and corporate bonds and stocks		1,201,405	1,035,922	739,503
Proceeds upon maturity of public and corporate bonds		1,049,963	2,713,649	4,778,059
Other, net	35	(1,392,565)	(494,551)	1,159,304

Net cash provided by (used in) investing activities		(4,998,751)	(4,189,736)	(1,520,307)

Cash flows from financing activities
Increase (decrease) in short-term debt	18	401,740	75,675	(90,691)
Proceeds from long-term debt	18	12,057,349	13,381,581	12,880,225
Payments of long-term debt	18	(8,752,329)	(10,872,262)	(11,956,541)
Dividends paid to Toyota Motor Corporation common shareholders	26	(880,197)	(1,132,329)	(1,238,974)
Dividends paid to non-controlling interests		(90,309)	(127,232)	(125,416)
Reissuance (repurchase) of treasury stock		(231,069)	(1,179,043)	(39,975)
Other, net		(7,627)	50,845	34,712

Net cash provided by (used in) financing activities		2,497,558	197,236	(536,659)

Effect of exchange rate changes on cash and cash equivalents		189,914	(134,089)	377,197

Net increase (decrease) in cash and cash equivalents		1,895,094	(429,656)	3,793,150

Cash and cash equivalents at beginning of year	6	7,516,966	9,412,060	8,982,404

Net increase (decrease) in cash and cash equivalents resulting from transfer to assets held for sale	11	—	—	(115,932)

Cash and cash equivalents at end of year	6	9,412,060	8,982,404	12,659,622

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
The consolidated financial statements were approved on June 10, 2026 by Kenta Kon, President, Operating Officer, and Yoichi Miyazaki, CFO, member of the Board of Directors.
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
(4) Changes in Presentation
(Consolidated statement of financial position)
Provisions, which were included in “Other current liabilities” and “Other non-current liabilities” for the year ended March 31, 2025, have been reclassified and presented as separate line items for the year ended March 31, 2026, due to the increased materiality and for the purpose of providing a clearer presentation of the financial position.
To reflect this change in presentation, amounts for the year ended March 31, 2025 have also been reclassified and presented accordingly.
As a result of this reclassification, ¥413,352 million previously presented in “Other current liabilities” has been reclassified to “Provisions” within current liabilities, and ¥301,103 million previously presented in “Other non-current liabilities” has been reclassified to “Provisions” within non-current liabilities.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3
.
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
Non-monetary
assets and liabilities in foreign currencies that are measured at fair value are translated into the functional currency using the exchange rate on the date when the fair value was measured. Gains or losses on exchange differences arising from settlement of foreign currency receivables and payables or on their translations at the end of the reporting date are recognized in profit or loss. Furthermore, exchange differences arising from equity financial assets measured at fair value through other comprehensive income are recognized as other comprehensive income.

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
Financial instruments -
(1) Financial assets
(i) Initial recognition and measurement
Toyota initially recognizes financial assets when it becomes a party to a contract and, except for derivatives, classifies financial assets into “financial assets measured at amortized cost”, “debt and equity financial assets measured at fair value through other comprehensive income”, or “financial assets measured at fair value through profit or loss”. Sales and purchases of financial assets in the normal course of business are recognized and derecognized at the trade date.
Financial assets classified as measured at fair value through profit or loss are measured at fair value, while other financial assets are initially recognized at fair value plus transaction costs directly attributable to their acquisition. Trade receivables that do not contain significant financing components are measured at the transaction price.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
(c) Equity financial assets measured at fair value through other comprehensive income
Equity financial assets such as shares held mainly for the purpose of maintaining or enhancing business relationships with investees are irrevocably designated at initial recognition as financial assets measured at fair value through other comprehensive income.
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
sheet credit exposures.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
For accounts receivable that are included in “Trade accounts and other receivables” and receivables regarding finance lease, the allowance is continuously measured at amounts equal to expected credit losses over the expected life of financial assets and presented as “Allowance for doubtful accounts” in each note. Also, please see Note 3 “Allowance for credit losses on finance receivables” about the allowance for credit losses on finance receivables.
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
If there is objective evidence of impairment such as significant financial difficulty of a borrower, or a default or delinquency by a borrower, interest income is measured applying the effective interest method to the net carrying amount of the financial asset (after deducting the allowance for credit loss). Financial assets are written off either partially or fully when there is no reasonable expectation of recovering a financial asset in its entirety or a portion thereof.
(iv) Derecognition of financial assets
Toyota derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when Toyota transfers the contractual right to receive cash flows from financial assets in transactions in which substantially all the risks and rewards of ownership of the asset are transferred to another entity. When Toyota maintains control over a transferred financial asset in a situation in which it has neither transferred nor retained substantially all of its risk and economic value, Toyota recognizes the retained interest on such financial asset and the relevant liabilities that might possibly be paid in association therewith.
(2) Financial liabilities
(i) Initial recognition and measurement
Toyota initially measures financial liabilities other than derivatives at fair value less transaction costs directly attributable to the issuance of financial liabilities.
(ii) Subsequent measurement
Toyota subsequently measures financial liabilities at amortized cost using the effective interest method. Amortization under the effective interest method and gains or losses on derecognition are recognized as finance income or costs in profit or loss.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii) Derecognition of financial liabilities
Toyota derecognizes financial liabilities when the financial liabilities expire; that is, when the liability identified in the contract expires due to performance, discharges, cancels, or matures.
(3) Derivative financial instruments
Toyota employs derivative financial instruments, including forward foreign exchange contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options, to manage mainly its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota is unable to or has elected not to apply hedge accounting. All derivative transactions are measured at fair value as assets or liabilities.
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
The determination of finance receivable portfolios is based primarily on qualitative considerations of the nature of Toyota’s business operations and finance receivables. The three portfolios within finance receivables are as follows:
(1) Retail receivables portfolio
The retail receivables portfolio consists of retail installment sales contracts acquired mainly from dealers (“auto loans”) including credit card loans. These acquired contracts must first meet specified credit standards, and thereafter Toyota retains responsibility for contract collection and administration.
The contract periods of auto loans primarily range from 2 to 7 years. Toyota acquires security interests in the vehicles financed and has the right to repossess vehicles if customers fail to meet their contractual obligations. Almost all auto loans are non-recourse,
which relieves the dealers from financial responsibility in the event of repossession.
Toyota manages the retail receivables portfolio as one portfolio based on common risk characteristics associated with the underlying finance receivables, the similarity of the credit risks, and quantitative materiality.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota manages the finance lease receivables portfolio as one portfolio based on common risk characteristics associated with the underlying finance receivables and the similarity of the credit risks.
(3) Wholesale and other dealer loan receivables portfolio
Toyota provides wholesale financing to qualified dealers to finance inventories. Toyota acquires security interests in vehicles financed at wholesale. In cases where additional security interests would be required, Toyota takes dealership assets and/or personal assets, as additional security. If a dealer defaults, Toyota has the right to liquidate any assets acquired.
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
(1) Retail receivables portfolio
With respect to retail receivables, Toyota reviews whether the credit risk on finance receivables has increased significantly. To evaluate this risk, Toyota considers the changes for the possibility of a credit loss occurring or days in arrears as an index. Toyota assesses the significant increases in credit risk when contractual payments are more than 30 days past due. When the credit risk on finance receivables has not increased significantly since initial recognition, Toyota measures the loss allowance for those finance receivables at an amount equal to
12-month
expected credit losses at the reporting date.
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
In calculating expected credit losses, Toyota uses the probability of a default and the loss rate in the event of a default based on past experience and then incorporates its forecasts of current and future economic conditions.
Suspension of payment over a certain period of time and/or situations where contractual obligations are not being met are considered as being in default in accordance with internal management rules.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Finance lease receivables portfolio
With respect to the finance lease receivables portfolio, Toyota always measures loss allowance at an amount equal to lifetime expected credit losses. Suspension of payment over a certain period of time and/or situations where contractual obligations are not being met are considered as being in default in accordance with internal management rules.
(3) Wholesale and other dealer loan receivables portfolio
With respect to the wholesale and other dealer loan receivables portfolio, receivables are segmented primarily by credit qualities based on internal risk assessments. Toyota reviews the change of the segment as an indicator whether the credit risk on finance receivables has increased significantly since initial recognition to assess these receivables for credit risk. Toyota assesses the significant increases in credit risk when contractual payments are more than 30 days past due. If the credit risk on finance receivables has not increased significantly since initial recognition, Toyota measures the loss allowance for those finance receivables at an amount equal to
12-month
expected credit losses at the reporting date.
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
Although Toyota considers the allowance for credit losses on finance receivables to be adequate based on information currently available, additional provisions may be necessary due to (i) changes in management estimates and assumptions about asset impairments, (ii) information that indicates changes in expected future cash flows, or (iii) changes in economic and other events and conditions. Future changes in the economy that impact consumer confidence such as increasing interest rates and a rise in the unemployment rate as well as higher debt balances, coupled with deterioration in actual and expected used vehicle values, could negatively affect future operating results of financial services operations.
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
Non-current assets held for sale -
Toyota classifies a non-current asset or asset group that will be recovered principally through a sales transaction rather than through continuing use as held for sale if the asset or disposal group sale is highly

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

probable within one year, it is available for immediate sale in its present condition, and the appropriate level of management of Toyota is committed to a plan to sell the asset or disposal group.
The non-current asset held for sale is not depreciated or amortized, and is measured at the lower of its carrying amount and the fair value less costs to sell.
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
Vehicles and equipment on operating leases to third parties are originated by dealers and acquired by certain consolidated subsidiaries. Such subsidiaries are also the lessors of certain property that they acquire directly. Right of use assets that are held as rental assets are included within “Vehicles and equipment on operating leases, net.” “Vehicles and equipment on operating leases” are depreciated on a straight-line method over the lease term, generally from
2 to 5
years, to the estimated residual value. Incremental direct costs incurred in connection with the acquisition of lease contracts are capitalized and amortized on a straight-line method over the lease term.
Toyota is exposed to risk of loss on the disposition of
off-lease
vehicles to the extent that sales proceeds are not sufficient to cover the carrying value of the leased asset at lease termination. At the end of each reporting period, Toyota evaluates the estimated residual value to cover probable estimated losses related to unguaranteed residual values on its owned portfolio. The estimate is calculated considering projected vehicle return rates and projected loss severity. Factors considered in the determination of projected return rates and loss severity include historical and market information on used vehicle sales, trends in lease returns and new car markets, and general economic conditions. Toyota evaluates the foregoing factors, develops several potential loss scenarios, and evaluates the estimated residual value to determine whether it is considered adequate to cover the probable range of losses.
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
(1) Capitalized development cost
Development expenditure for a product is capitalized only when there is technical and commercial feasibility of completing the development, Toyota has the intention, ability and sufficient resources to use the outcome of the development, it is probable that the outcome will generate a future economic benefit, and the cost can be measured reliably.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capitalized development cost is amortized using the straight-line method over the expected product life cycle of the developed product ranging mainly from
5 to 10 years.
(2) Other intangible assets
Other intangible assets mainly consist of software for internal use and are amortized using the straight-line method over their estimated useful lives, mainly
5 years. Goodwill is not material to Toyota’s consolidated statement of financial position.
Impairment of
non-financial
assets -
At the end of the reporting period, the carrying amounts of
non-financial
assets, other than inventories and deferred tax assets, are assessed to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset or cash-generating unit is estimated. An impairment loss is recognized when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. The impairment loss is measured as the amount by which the carrying amount exceeds the recoverable amount.
Leases -
At the inception of a contract, Toyota assesses whether the contract is, or contains, a lease.
(1) Lessee
Toyota recognizes a right of use asset and a lease liability at the lease commencement date. The cost of the right of use asset is measured as the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date. The lease liability is initially measured at the present value of the lease payments that have not been paid as of the commencement date.
After the commencement date, Toyota applies a cost model and subsequently depreciates the right of use asset using a straight-line method from the commencement date to the earlier of the end of the useful life of the right of use asset or the end of the lease term. The lease liability is measured at amortized cost using the effective interest method. In the consolidated statement of financial position, the lease liability is included in short-term and long-term debt. Interest on the lease liability is recognized in profit or loss over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the lease liability.
Many lease contracts relating to land and buildings entered into by Toyota include extension options exercisable by Toyota as lessee for various purposes, such as to ensure business flexibility. Toyota assesses whether it is reasonably certain to exercise an extension option, and if it is reasonably certain to do so, the extension option is included in the lease term.
Toyota recognizes lease payments for leases with a lease term of 12 months or less as an expense on a straight-line basis over the lease term.
(2) Lessor
With respect to lessor lease transactions, Toyota determines at the commencement date whether each lease is a finance lease or operating lease.

F-
2
0

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A lease is classified as a finance lease if it transfers substantially all of the risks and rewards incidental to ownership of an underlying asset. Otherwise, leases are classified as operating leases.
Toyota recognizes operating lease payments in profit or loss on a straight-line basis over the lease term.
Employee benefit obligations -
Toyota has both defined benefit and defined contribution plans for employees’ retirement benefits.
(1) Defined benefit plan
The present value of defined benefit obligations and service cost are principally determined for each plan using the projected unit credit method. The net defined benefit liability (asset) is the present value of the defined benefit obligations less the fair value of plan assets. If the fair value of plan assets is in excess of the present value of defined benefit obligations, the amount of any asset to be recognized is limited to the present value of any economic benefits available in the form of refunds from the plan and reductions in future contributions to the plan. Current service cost and net interest on the net defined benefit liability (asset) are recognized as net income (loss) on the statement of net income.
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

F-2
1

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A portion of “liabilities for recalls and other safety measures” recorded in the consolidated statement of financial position is calculated comprehensively based on the “expected liability for the cost of recalls and other safety measures” in consideration of the “accumulated amount of repair cost paid”. As such, this liability is evaluated every period based on new data and is adjusted as appropriate. Toyota calculates these liabilities for units sold in the current period and each of the past 10 fiscal years, and aggregates such liabilities in determining the final liability amount.
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
The foregoing evaluations are inherently uncertain, as they require material estimates as described above. Consequently, actual warranty costs may differ from the estimated amounts and could require additional warranty provisions. If these factors require a significant increase in Toyota’s accrued estimated warranty costs, it would negatively affect future operating results of automotive operations.
Provisions -
Provisions are recognized when present legal or constructive obligations exist as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations, and a reliable estimate can be made of the amount of the obligations.
Revenue recognition -
In automotive operations, performance obligations are satisfied when completed vehicles and parts are delivered to locations agreed upon with dealers. For parts used in production, revenue is recognized when they are loaded onto a ship or delivered to manufacturing entities. We do not have any significant payment terms, as payment is received at or shortly after the point of sale.
Toyota’s sales incentive programs principally consist of cash payments to dealers calculated based on total vehicle volumes or unit sales of certain models during a specified period. Toyota accrues these incentives as reductions of revenue upon the sale of the related vehicles, based on the amount determined under the respective incentive programs using the most likely amount method.
Certain vehicle sales include a contractual right that entitles customers to complimentary vehicle maintenance. Toyota uses an observable price to determine the stand-alone selling price for separate performance

F-2
2

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

obligations, or applies a cost-plus margin approach when an observable price is not available. Revenues from such maintenance contracts are deferred and recognized over the contract period based on the expected costs of satisfying the performance obligations.
Revenues from vehicle sales that include a guarantee of the minimum resale value are recognized on a straight-line basis from the date of sale to the first date on which the guarantee can be exercised
, in accordance with IFRS 16. The underlying vehicles are recorded as assets and depreciated in accordance with Toyota’s depreciation policy.
Interest income from financial services is recognized using the effective interest method. Revenues from operating leases are recognized on a straight-line basis over the lease term.
If the period between satisfaction of the performance obligation and receipt of consideration is one year or less, as a practical expedient, Toyota does not adjust the promised amount of consideration for the effects of a significant financing component.
Revenue is recognized net of taxes collected from customers and subsequently remitted to governmental authorities.
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

F-2
3

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Share-based payment -
Toyota has introduced a share-based compensation plan utilizing a stock-granting ESOP trust, and compensation determined under the plan is measured at the fair value of the Company’s common shares on the grant date and recognized as an expense over the vesting period from the grant date until vesting.
New accounting standards and interpretations not yet adopted -
The impact will arise in connection with customer financing within the financial services segment. Toyota is currently evaluating the impact of the adoption of these standards and interpretations on Toyota’s consolidated financial statements.

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
Improved comparability in the statement of profit or loss (income statement)

Enhanced transparency of management-defined performance measures

More useful grouping of information in the financial statements

4. Significant accounting judgments and estimates
The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
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
Impairment of
non-financial
assets (Note 3 “Impairment of
non-financial
assets” and Note 13)

F-2
4

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee benefit obligations (Note 3 “Employee benefit obligations” and Note 23)
Fair value measurements (Note 21)
Recoverability of deferred tax assets (Note 3 “Income taxes” and Note 16)
Provisions (Note 3 “Provisions” and Note 25)
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the year ended March 31, 2025

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	42,996,299	4,437,827	602,578	—	48,036,704
Inter-segment revenues and transfers	203,566	43,353	844,536	(1,091,455)	—

Total	43,199,865	4,481,180	1,447,114	(1,091,455)	48,036,704
Operating expenses	39,259,587	3,797,661	1,265,920	(1,082,050)	43,241,118

Operating income	3,940,278	683,519	181,194	(9,405)	4,795,586

Total assets	30,117,987	46,770,786	2,884,421	13,828,157	93,601,350
Investments accounted for using the equity method	5,201,784	112,640	309,121	174,505	5,798,051
Depreciation and amortization	1,378,107	838,167	34,958	—	2,251,233
Capital expenditures	2,193,872	3,687,890	100,941	8,565	5,991,268
As of and for the year ended March 31, 2026

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	45,201,924	4,819,003	664,026	—	50,684,952
Inter-segment revenues and transfers	215,779	38,112	987,387	(1,241,278)	—

Total	45,417,703	4,857,115	1,651,412	(1,241,278)	50,684,952
Operating expenses	42,640,654	4,005,394	1,519,333	(1,246,644)	46,918,736

Operating income	2,777,049	851,722	132,079	5,366	3,766,216

Total assets	33,182,372	53,741,709	4,066,133	14,532,118	105,522,331
Investments accounted for using the equity method	4,763,577	124,393	304,242	150,336	5,342,548
Depreciation and amortization	1,417,242	920,432	54,846	—	2,392,519
Capital expenditures	2,453,641	3,511,937	64,749	29,452	6,059,779
Accounting policies applied by each segment are in conformity with those of Toyota’s consolidated financial statements. Transfers between industry segments are made at individually negotiated prices.
Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and balances as of March 31, 2024, 2025 and 2026 are
¥15,790,074 million, ¥15,643,613 million and ¥16,571,156 million, respectively.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Geographic information
Revenues from external customers and
non-current
assets attributable to each country, including the entity’s country of domicile and foreign countries, for the years ended March 31, 2024, 2025 and 2026 are as follows:
Revenues from external customers

	Yen in millions
	For the years ended March 31,
	2024	2025	2026
Japan	10,193,556	10,719,120	10,985,614
United States	15,784,361	16,981,710	18,493,969
Other	19,117,407	20,335,874	21,205,369

Total	45,095,325	48,036,704	50,684,952

Non-current
assets

	Yen in millions
	March 31,
	2024	2025	2026
Japan	5,827,404	6,246,879	6,525,712
United States	6,679,478	7,242,318	8,388,696
Other	3,979,378	4,214,833	4,874,091

Total	16,486,260	17,704,029	19,788,499

6. Cash and cash equivalents
Cash and cash equivalents consist of the following:

	Yen in millions
	March 31,
	2025	2026
Cash and deposits	6,344,691	9,077,428
Negotiable certificate of deposit and other	2,637,713	3,582,193

Total	8,982,404	12,659,622

7. Trade accounts and other receivables
Trade accounts and other receivables consist of the following:

	Yen in millions
	March 31,
	2025	2026
Accounts and notes receivables	2,480,370	2,082,717
Other receivables	1,236,794	1,744,175
Allowance for doubtful accounts	(37,442)	(30,906)

Total	3,679,722	3,795,986

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trade accounts and other receivables which are unconditional rights to consideration are classified as financial assets measured at amortized cost. Receivables from contracts with customers correspond to “Accounts and notes receivables” and the balance as of April 1, 2024 is
¥
2,672,434
 million.
Changes in the allowance for doubtful accounts consist of the following:

	Yen in millions
	For the years ended March 31,
	2025	2026
Allowance for doubtful accounts at beginning of year	122,105	127,296
Provision for doubtful accounts, net of reversal	9,835	8,060
Write-offs	(3,128)	(9,646)
Other	(1,516)	(7,850)

Allowance for doubtful accounts at end of year	127,296	117,860

“Other” includes currency translation adjustments and transfers to
a
ssets held for sale.
A portion of the allowance for doubtful accounts is attributed to certain non-current
receivable balances which are reported as other financial assets under non-current
assets.
8. Finance receivables
Finance receivables consist of the following:

	Yen in millions
	March 31,
	2025	2026
Retail	27,638,021	31,837,922
Finance leases	3,437,970	4,154,650
Wholesale and other dealer loans	4,902,537	5,821,931

Total	35,978,528	41,814,504

Deferred origination costs	446,538	475,032
Less - Unearned income	(2,349,215)	(2,820,138)
Less - Allowance for credit losses
Retail	(356,304)	(382,152)
Finance leases	(56,721)	(67,560)
Wholesale and other dealer loans	(37,791)	(53,031)

Total finance receivables, net	33,625,035	38,966,655

Current assets	11,453,249	13,478,474
Non-current assets	22,171,786	25,488,182

Total finance receivables, net	33,625,035	38,966,655

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance receivables were geographically distributed as follows:

	March 31,
	2025	2026
North America	53.9%	52.2%
Europe	15.0	15.4
Asia	11.7	11.4
Japan	8.9	10.0
Other	10.5	11.0
Finance receivables are classified as financial assets measured at amortized cost.
The contractual maturity of retail receivables, future lease payments to be received for finance leases, and wholesale receivables and other dealer loans are as follows:

	Yen in millions
	March 31, 2025
	Retail	Finance leases	Wholesale and other dealer loans
Within 1 year	7,518,918	1,041,282	3,617,276
Between 1 and 2 years	6,317,972	745,842	367,663
Between 2 and 3 years	5,500,349	576,552	231,623
Between 3 and 4 years	4,265,070	320,721	162,658
Between 4 and 5 years	2,623,094	101,389	119,871
Later than 5 years	1,412,619	28,371	403,444

Total	27,638,021	2,814,157	4,902,537

	Yen in millions
	March 31, 2026
	Retail	Finance leases	Wholesale and other dealer loans
Within 1 year	8,659,405	1,248,720	4,481,525
Between 1 and 2 years	7,365,657	904,612	452,366
Between 2 and 3 years	6,372,603	681,364	233,452
Between 3 and 4 years	4,916,999	338,381	168,333
Between 4 and 5 years	2,841,501	126,279	134,005
Later than 5 years	1,681,757	31,306	352,251

Total	31,837,922	3,330,663	5,821,931

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance leases receivables consist of the following:

	Yen in millions
	March 31,
	2025	2026
Lease payments	2,814,157	3,330,663
Estimated unguaranteed residual values	623,812	823,988

Total	3,437,970	4,154,650

Deferred origination costs	25,342	32,556
Less - Unearned income	(372,987)	(435,157)
Less - Allowance for credit losses	(56,721)	(67,560)

Finance leases receivables, net	3,033,603	3,684,489

9. Other financial assets
Other financial assets consist of the following:

	Yen in millions
	March 31,
	2025	2026
Financial assets measured at amortized cost
Time deposits	2,264,841	988,027
Other	837,954	752,598
Financial assets measured at fair value through profit or loss
Public and corporate bonds	231,713	267,623
Stocks	46,215	884,667
Investment trusts	618,228	648,189
Derivatives	483,378	479,447
Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	9,078,437	7,533,460
Stocks	3,246,885	3,554,379
Other	10,947	9,855

Total	16,818,600	15,118,244

Current assets	6,935,759	3,982,445
Non-current assets	9,882,841	11,135,799

Total	16,818,600	15,118,244

Toyota has certain financial instruments, including financial assets and liabilities which arose in the normal course of business. These financial instruments are executed with creditworthy financial institutions and other appropriate issuers, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major developed countries. Financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations, and elements of credit risk in the event a counterparty should default. In the unlikely event the counterparties fail to meet the contractual terms of a foreign currency or an interest rate instrument, Toyota’s risk is limited to the fair value of the instrument. Although Toyota may be exposed to losses in the event of non-performance
by counterparties on financial instruments, it does not

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

anticipate significant losses due to the nature of its counterparties. Counterparties to Toyota’s financial instruments represent, in general, international financial institutions and other appropriate issuers. Additionally, Toyota does not have significant exposure to any individual counterparty. Toyota believes that the overall credit risk related to its financial instruments is not significant.
Public and corporate bonds included in financial assets measured at fair value through other comprehensive income include securities loaned of ¥
623,223
 million and ¥
2,594,946
 million as of March 31, 2025 and 2026, respectively.
Major securities included in stocks measured at fair value through other comprehensive income as of March 31, 2025 and 2026 are as follows:

	Yen in millions
	March 31,
Issue	2025	2026
KDDI CORPORATION	959,347	989,627
NTT, Inc.	292,242	317,487
MS&AD Insurance Group Holdings, Inc.	340,482	283,836
Mitsubishi UFJ Financial Group, Inc.	206,749	267,304
SUZUKI MOTOR CORPORATION	173,760	180,048
To facilitate the efficient and effective utilization of assets, Toyota derecognizes stocks measured at fair value through other comprehensive income by way of sale. Fair value and total accumulated other comprehensive income at derecognition are as follows:

	Yen in millions
	For the years ended March 31,
	2025	2026
Total fair value	681,271	277,319
Accumulated other comprehensive income, net	512,976	217,516
10. Inventories
Inventories consist of the following:

	Yen in millions
	March 31,
	2025	2026
Products	2,875,405	3,208,980
Work in process	486,552	626,422
Raw materials	1,013,621	1,050,559
Supplies and other	222,654	249,034

Total	4,598,232	5,134,996

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Assets held for sale
(1) The business integration of Mitsubishi Fuso Truck and Bus Corporation and Hino Motors, Ltd.
As of the effective date of the business integration between Mitsubishi Fuso Truck and Bus Corporation (“MFTBC”) and Hino Motors, Ltd. (“Hino”) (automotive segment) (April 1, 2026), Hino is no longer a consolidated subsidiary of Toyota.
The assets, liabilities, and related other comprehensive income of Hino and its consolidated subsidiaries have been reclassified as held for sale, and are presented at the end of the year ended March 31, 2026 as assets held for sale, liabilities directly associated with assets held for sale, and other comprehensive income associated with assets held for sale. However, assets and liabilities related to Hino’s Hamura plant are not classified as held for sale because that plant will become a consolidated subsidiary of Toyota before the business integration in the year ending March 31, 2027 as Toyota Motor Hamura, Inc.
Among the disposal group classified as held for sale, some land parcels had a fair value less costs to sell that was below their carrying amount. Accordingly, these assets were measured at fair value less costs to sell. A loss of ¥2,995 million recognized as a result was recorded under “Selling, General and Administrative Expenses” on the consolidated statement of income. The fair value measurement is classified as Level 3 in the fair value hierarchy.
(2) Review of capital relationship with Toyota Industries Corporation
On March 24, 2026, Toyota Fudosan Co., Ltd. completed a tender offer for the shares of Toyota Industries Corporation (“Toyota Industries”) (automotive segment). Because a squeeze-out procedure and the planned sale of the Toyota Industries shares held by Toyota are expected to be completed in the year ending March 31, 2027, Toyota has reclassified its holdings of Toyota Industries shares and related other comprehensive income as held for sale. Accordingly, at the end of the year ended March 31, 2026, investments accounted for using the equity method totaling ¥788,898 million were included in assets held for sale, and related other comprehensive income of ¥264,035 million (Net changes in revaluation of financial assets measured at fair value through other comprehensive income of ¥155,804 million and
e
xchange differences on translating foreign operations of ¥108,231 million) was included in other comprehensive income related to assets held for sale.
Because the fair value less costs to sell (the expected sale price) in this share transfer exceeds the carrying amount, the disposal group classified as held for sale is measured at its carrying amount. The fair value measurement is classified as Level 3 in the fair value hierarchy.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The breakdown of assets held for sale at the end of the year ended March 31, 2026, together with the related liabilities and other comprehensive income, is as follows:

	Yen in millions
	March 31,
	2025	2026

Assets held for sale
Cash and cash equivalents	—	115,932
Trade accounts and other receivables	—	229,138
Inventories	—	230,229
Investments accounted for using the equity method	—	800,635
Property, plant and equipment
Land	—	165,526
Buildings	—	428,406
Machinery and equipment	—	698,884
Other property, plant and equipment	—	16,154

Total property, plant and equipment, at cost	—	1,308,970

Less - Accumulated depreciation and impairment losses	—	(826,852)

Total property, plant and equipment, net	—	482,118

Other assets	—	158,752

Total	—	2,016,804

Liabilities directly associated with assets held for sale
Trade accounts and other payables	—	227,966
Short-term and current portion of long-term debt	—	142,256
Accrued expenses	—	86,007
Liabilities for quality assurance	—	104,227
Long-term debt	—	21,317
Other liabilities	—	112,774

Total	—	694,547

Other comprehensive income associated with assets held for sale
Other components of equity
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	—	148,535
Exchange differences on translating foreign operations	—	118,061

Total	—	266,596

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Investments accounted for using the equity method
Equity in associates and joint ventures is as follows:

	Yen in millions
	March 31,
	2025	2026
Associates	4,887,674	4,218,009
Joint ventures	910,377	1,124,539

Total	5,798,051	5,342,548

The combined information of investments accounted for using the equity method (total value of TMC’s interests) is as follows:

	Yen in millions
	For the years ended March 31,
	2024	2025	2026

Net income
Associates	478,405	466,473	404,437
Joint ventures	284,732	124,747	148,305
Total	763,137	591,219	552,742
Other comprehensive income, net of tax
Associates	269,753	55,415	109,968
Joint ventures	52,361	2,712	73,812
Total	322,114	58,127	183,780
Comprehensive income
Associates	748,158	521,888	514,405
Joint ventures	337,093	127,459	222,117
Total	1,085,251	649,347	736,522

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Property, plant and equipment
The changes in cost and accumulated depreciation and impairment losses are as follows:
(Cost)

	Yen in millions
	Land	Buildings	Machinery and equipment	Vehicles and equipment on operating leases	Construction in progress	Total
Balance as of April 1, 2024	1,441,811	5,884,749	16,469,032	7,523,911	1,040,188	32,359,692

Additions	7,622	74,469	295,719	3,866,922	1,501,327	5,746,060
Sales or disposal	(22,255)	(60,228)	(561,258)	(3,185,673)	(22,473)	(3,851,888)
Reclassification from construction in progress	15,842	292,601	572,844	187	(881,473)	—
Foreign currency translation adjustments	41	(47,461)	(154,892)	(94,981)	(19,444)	(316,737)
Other	(14,940)	25,932	(202)	(58,420)	(21,979)	(69,609)

Balance as of March 31, 2025	1,428,122	6,170,063	16,621,243	8,051,945	1,596,145	33,867,518

Additions	5,806	122,961	468,039	3,657,892	1,503,710	5,758,408
Sales or disposal	(2,901)	(69,841)	(615,221)	(2,620,534)	(44,327)	(3,352,824)
Reclassification from construction in progress	57,729	312,901	882,157	55	(1,252,842)	—
Foreign currency translation adjustments	27,751	184,418	865,647	677,356	89,663	1,844,836
Transfer to assets held for sale	(165,526)	(428,406)	(698,884)	(652)	(15,502)	(1,308,970)
Other	644	(7,190)	(13,603)	(60,414)	(157,040)	(237,603)

Balance as of March 31, 2026	1,351,625	6,284,907	17,509,377	9,705,647	1,719,808	36,571,364

F-3
5

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Accumulated depreciation and impairment losses)

	Yen in millions
	Land	Buildings	Machinery and equipment	Vehicles and equipment on operating leases	Construction in progress	Total
Balance as of April 1, 2024	(6,985)	(3,753,786)	(12,719,614)	(1,619,009)	(2,510)	(18,101,905)

Depreciation	—	(169,778)	(1,039,696)	(896,127)	—	(2,105,601)
Impairment losses	—	—	—	—	—	—
Sales or disposal	1,244	52,062	516,767	983,818	—	1,553,891
Foreign currency translation adjustments	(94)	30,142	109,227	15,759	55	155,090
Other	(1,091)	(25,678)	(24,281)	16,972	(1,223)	(35,301)

Balance as of March 31, 2025	(6,927)	(3,867,037)	(13,157,598)	(1,498,586)	(3,678)	(18,533,826)

Depreciation	—	(219,752)	(1,015,844)	(980,258)	—	(2,215,854)
Impairment losses	—	(3,981)	(4,844)	—	—	(8,825)
Sales or disposal	494	59,041	540,537	745,050	—	1,345,122
Foreign currency translation adjustments	(262)	(110,778)	(671,336)	(117,577)	(63)	(900,016)
Transfer to assets held for sale	424	260,039	566,214	4	172	826,852
Other	(794)	(2,135)	(16,190)	1,273	393	(17,453)

Balance as of March 31, 2026 . .	(7,065)	(3,884,604)	(13,759,061)	(1,850,094)	(3,175)	(19,504,000)

Depreciation on “Property, plant and equipment” is included in “Cost of products sold” and “Selling, general and administrative” in the consolidated statement of income.
Vehicles and equipment on operating leases consist of the following:

	Yen in millions
	March 31,
	2025	2026
Vehicles	7,996,894	9,644,572
Equipment	55,051	61,076

	8,051,945	9,705,647
Less - Accumulated depreciation	(1,498,586)	(1,850,094)

Vehicles and equipment on operating leases, net	6,553,359	7,855,554

F-3
6

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents future lease payments to be received for vehicles and equipment on operating leases:

	Yen in millions
	March 31,
	2025	2026
Within 1 year	1,200,378	1,403,807
Between 1 and 2 years	837,956	923,554
Between 2 and 3 years	374,459	407,306
Between 3 and 4 years	93,396	105,642
Between 4 and 5 years	35,953	40,106
Later than 5 years	17,235	20,762

Total future rentals	2,559,377	2,901,178

The future lease payments to be received as shown above should not be considered indicative of future cash collections.
Right of use assets that are held as rental assets included within “Vehicles and equipment on operating leases, net” are ¥4,664,376 million and ¥5,546,865 million, as of March 31, 2025 and 2026, respectively. Furthermore, these right of use assets were fully paid in cash at the time of acquisition, and since the increase in these right of use assets is equal to the cash outflow, no lease liabilities relating to these right of use assets are recognized. The additions and total cash outflows for these right of use assets for the years ended March 31, 2025 and 2026, were ¥2,909,058 million and ¥2,654,403 million, respectively. Depreciation expenses for these right of use assets for the years ended March 31, 2024, 2025 and 2026, were ¥612,569 million, ¥617,495 million and ¥658,046 million, respectively. Depreciation on these right of use assets is included in “Cost of financing services” in the consolidated statement of income. Revenue from subleasing these right of use assets was ¥947,058 million, ¥1,008,634 million and ¥1,101,911 million for the years ended March 31, 2024, 2025 and 2026, respectively. Please see Note 14 about the status of lessee leases other than “Vehicles and equipment on operating leases, net”.
14. Right of use assets and lease liabilities
The breakdown of right of use assets is as follows:

	Yen in millions
	March 31,
	2025	2026
Types of original assets
Land	73,694	73,425
Buildings	355,489	460,788
Other	153,885	367,019

Total	583,068	901,232

The increase in the right of use assets for the years ended March 31, 2025 and 2026 were ¥164,348 million and ¥549,798 million, respectively.

F-3
7

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The breakdown of main gains and losses on lessee’s leases is as follows:

	Yen in millions
	March 31,
	2024	2025	2026
Depreciation of right of use assets
Land	9,699	5,094	7,796
Buildings	69,962	52,178	55,911
Other	42,038	43,566	158,164

Total	121,698	100,838	221,871

Interest expense on lease liabilities	6,152	4,331	5,023
Short-term leases	103,544	117,834	124,636

	231,394	223,003	351,531

For the years ended March 31, 2025 and 2026, total cash outflows for lessee leases were ¥208,414 million and ¥484,931 million, respectively.
The following is the maturity analysis of the total future lease payments and the adjustment to present value:

	Yen in millions
	March 31,
	2025	2026
Within 1 year	102,412	194,791
Between 1 and 5 years	253,854	289,591
Later than 5 years	273,747	361,683

Future lease payment, total	630,013	846,065
Less - Interest expense	(96,662)	(135,052)

Present value of lease payment, total	533,351	711,013

Current liabilities	92,147	163,435
Non-current liabilities	441,204	547,578

Present value of lease payment, total	533,351	711,013

1
5
. Intangible assets
The carrying value of intangible assets is as follows:

	Yen in millions
	March 31,
	2025	2026
Capitalized development costs	582,606	523,437
Software and other	780,660	869,318

Total	1,363,266	1,392,755

F-3
8

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in cost and accumulated amortization of intangible assets are as follows:
(Cost)

	Yen in millions
	Capitalized development costs	Software and other	Total
Balance as of April 1, 2024	1,058,334	1,139,895	2,198,228

Additions	—	60,914	60,914
Internally developed	111,546	189,229	300,775
Sales or disposal	(98,495)	(158,523)	(257,018)
Foreign currency translation adjustments	(564)	(4,850)	(5,414)
Other	(3,839)	(23,210)	(27,050)

Balance as of March 31, 2025	1,066,981	1,203,454	2,270,435

Additions	—	102,039	102,039
Internally developed	106,751	216,060	322,812
Sales or disposal	(149,833)	(148,545)	(298,378)
Foreign currency translation adjustments	3,093	32,538	35,631
Other	(40,490)	(19,240)	(59,730)

Balance as of March 31, 2026	986,503	1,386,306	2,372,808

(Accumulated amortization)
	Yen in millions
	Capitalized development costs	Software and other	Total
Balance as of April 1, 2024	(419,997)	(422,905)	(842,902)

Amortization	(162,068)	(145,632)	(307,700)
Sales or disposal	98,495	144,423	242,919
Foreign currency translation adjustments	—	2,577	2,577
Other	805	(1,257)	(2,062)

Balance as of March 31, 2025	(484,375)	(422,794)	(907,169)

Amortization	(151,780)	(177,862)	(329,643)
Sales or disposal	149,833	99,267	249,100
Foreign currency translation adjustments	—	(17,198)	(17,198)
Other	23,257	1,600	24,857

Balance as of March 31, 2026	(463,066)	(516,987)	(980,053)

Amortization of intangible assets is included in “Cost of products sold” and “Selling, general and administrative” in the consolidated statement of income. “Other” includes transfers to assets held for sale. There are no material internally generated intangible assets except for capitalized development costs.

F-3
9

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Income taxes
(1) Deferred tax assets and liabilities
Significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31,
	2025	2026
Deferred tax assets
Defined benefit plan liabilities	156,650	177,494
Accrued expenses and liabilities for quality assurance	821,680	886,672
Other accrued employees’ compensation	146,548	160,993
Operating loss carryforwards for tax purposes	44,324	357,926
Allowance for doubtful accounts and credit losses	115,209	130,858
Property, plant and equipment and other assets	340,410	339,623
Other	504,892	853,359

Total deferred tax assets	2,129,712	2,906,926

Deferred tax liabilities
Changes in fair value of financial instruments measured in other comprehensive income	(727,581)	(751,808)
Undistributed earnings of foreign subsidiaries	(63,179)	(48,979)
Undistributed earnings of associates and joint ventures	(1,223,489)	(1,289,418)
Basis difference of acquired assets	(71,386)	(90,855)
Capitalized development costs	(181,775)	(171,315)
Lease transactions	(860,487)	(1,337,570)
Other	(143,379)	(245,890)

Total deferred tax liabilities	(3,271,276)	(3,935,835)

Net deferred tax assets and liabilities	(1,141,564)	(1,028,909)

The “Other” category of deferred tax assets primarily comprises adjustments related to
u
nrecognized tax benefits adjustments (¥402,889 million in the year ended March 31, 2026).

F-
40

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Of the changes in deferred tax assets and deferred tax liabilities for the years ended March 31, 2024, 2025 and 2026, the amount recognized as income tax expense in the consolidated statement of income is as follows:

	Yen in millions
	For the years ended March 31,
	2024	2025	2026
Defined benefit plan liabilities	(4,333)	3,093	45,291
Accrued expenses and liabilities for quality assurance	40,626	108,554	29,633
Other accrued employees’ compensation	6,925	8,930	11,769
Operating loss carryforwards for tax purposes	(133,776)	(5,609)	291,709
Allowance for doubtful accounts and credit losses	(551)	11,776	5,347
Property, plant and equipment and other assets	11,518	49,177	1,070
Undistributed earnings of foreign subsidiaries	(2,869)	(20,814)	14,200
Undistributed earnings of associates and joint ventures	(43,526)	(54,492)	(30,316)
Basis difference of acquired assets	1,152	10,991	(15,541)
Capitalized development costs	12,824	7,815	10,460
Lease transactions	186,196	18,780	(398,554)
Other	88,582	(25,114)	340,621

Total	162,768	113,087	305,691

The “Other” category primarily comprises adjustments related to
u
nrecognized tax benefits adjustments (¥279,486 million in the year ended March 31, 2026).
Deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset are recognized in the statement of financial position:

	Yen in millions
	March 31,
	2025	2026

Deductible temporary difference	1,944,948	1,598,404
Carryforwards of tax losses	841,136	978,821
Carryforwards of tax credit	61,687	86,395

Total	2,847,770	2,663,620

The expected expiration date of the carryforwards of tax losses for which deferred tax assets are not recognized are as follows:

	Yen in millions
	March 31,
	2025	2026

Within 5 years	4,323	53,099
Between 5 and 10 years	319,631	313,330
Later than 10 years	517,182	612,392

Total	841,136	978,821

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The expected expiration date of the carryforwards of tax credit for which deferred tax assets are not recognized are as follows:

	Yen in millions
	March 31,
	2025	2026

Within 5 years	3,778	6,202
Between 5 and 10 years	3,878	8,293
Later than 10 years	54,031	71,900

Total	61,687	86,395

Of the temporary differences in investments in foreign subsidiaries, because management intends to reinvest undistributed earnings of foreign subsidiaries in the foreseeable future, no deferred tax liability is recognized. As of March 31, 2025 and 2026, temporary differences totaled ¥
5,667,006
million and ¥5,237,041 million, respectively, and Toyota estimates an additional deferred tax liability of ¥
245,292 million and ¥328,627 million would be required, respectively, if the full amount of those undistributed earnings were remitted.
(2) Income tax expenses
Income tax expense for the years ended March 31, 2024, 2025 and 2026 consists of the following:

	Yen in millions
	For the years ended March 31,
	2024	2025	2026

Current income tax expense:
TMC and domestic subsidiaries	1,432,299	965,512	1,053,788
Foreign subsidiaries	624,134	772,410	419,137

Total current	2,056,433	1,737,922	1,472,925

Deferred income tax expense (benefit):
TMC and domestic subsidiaries	(42,906)	(131,329)	(376,104)
Foreign subsidiaries	(119,862)	18,242	70,413

Total deferred	(162,768)	(113,087)	(305,691)

Total income tax expense	1,893,665	1,624,835	1,167,234

F-
42

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 30.9% for the years ended March 31, 2024, 2025 and 2026. The statutory tax rates in effect for the year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences which are expected to reverse in future years. Reconciliation of the differences between the statutory tax rate and the average effective tax rate is as follows:

	For the years ended March 31,
	2024	2025	2026

Statutory tax rate	30.9%	30.9%	30.9%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.3	0.8	0.8
Tax-exempt income	(0.2)	(0.6)	(0.3)
Deferred tax liabilities on undistributed earnings of foreign subsidiaries	0.6	1.0	1.0
Effects of investments accounted for using the equity method	(3.4)	(2.8)	(3.3)
Deferred tax liabilities on undistributed earnings of associates and joint ventures	2.1	1.9	2.1
Change in unrecognized deferred tax assets	0.4	2.1	3.8
Tax credits	(2.1)	(4.2)	(4.6)
The difference between the statutory tax rate in Japan and that of foreign subsidiaries	(2.0)	(3.1)	(3.1)
Unrecognized tax benefits adjustments	—	(1.1)	(5.4)
Revision to deferred tax assets and liabilities at the fiscal year-end due to changes in tax rates	—	0.4	—
Other	0.6	0.0	0.7
Average effective tax rate	27.2%	25.3%	22.7%

(3) Global Minimum Taxation
The Organization for Economic
Co-operation
and Development (OECD) has issued model rules for global minimum taxation, commonly referred to as Pillar Two, which aim to ensure that multinational enterprises are subject to a minimum corporate income tax rate of 15%.
Toyota operates in jurisdictions where legislation based on these model rules, including the Qualified Domestic Minimum
Top-up
Tax (QDMTT), has been enacted or substantively enacted. Based on an assessment of the financial information of the constituent entities subject to the regime, Toyota has evaluated the potential impact of corporate income taxes arising from global minimum taxation and concluded that there is no material impact.
Furthermore, Toyota applies the temporary exception under IAS 12 “Income Taxes” regarding the recognition and disclosure of deferred tax assets and liabilities related to global minimum taxation. As a result, Toyota does not recognize any deferred tax assets or deferred tax liabilities arising from global minimum taxation, nor does it provide related disclosures.

F-
4
3

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Trade accounts and other payables
Trade accounts and other payables consist of the following:

	Yen in millions
	March 31,
	2025	2026

Accounts and notes payables	4,034,920	4,302,013
Other payables	1,492,427	1,554,932

Total	5,527,347	5,856,945

Trade accounts and other payables are classified as financial liabilities measured at amortized cost.
18. Financial liabilities
(1) Financial liabilities
Financial liabilities consist of the following:

	Yen in millions
			Non-cash changes
	As of April 1, 2024	Cash flow	Acquisitions	Reclassification	Changes in foreign currency exchange rates	Changes in fair value	Other	As of March 31, 2025

Current liabilities
Short-term debt	5,487,959	75,675	—	—	(99,165)	—	0	5,464,469
Current portion of long-term debt	9,844,870	(10,786,012)	—	11,336,112	(141,748)	—	19,679	10,272,900
Current portion of long-term lease liabilities	73,456	(86,249)	—	104,271	(599)	—	1,268	92,147

Current liabilities	15,406,284	(10,796,586)	—	11,440,383	(241,512)	—	20,947	15,829,516

Non-current liabilities
Long-term debt	20,766,384	13,381,581	—	(11,336,112)	(290,753)	—	1,059	22,522,158
Long-term lease liabilities	389,112	—	164,348	(104,271)	(3,280)	—	(4,705)	441,204

Non-current liabilities	21,155,496	13,381,581	164,348	(11,440,383)	(294,033)	—	(3,646)	22,963,363

Total	36,561,780	2,584,995	164,348	—	(535,545)	—	17,301	38,792,879

Derivatives	(40,578)	(5,189)	—	—	(478)	84,074	—	37,829

F-
4
4

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
			Non-cash changes
	As of April 1, 2025	Cash flow	Acquisitions	Reclassification	Changes in foreign currency exchange rates		Changes in fair value	Other	As of March 31, 2026

Current liabilities
Short-term debt	5,464,469	(90,691)	—	—	455,722		—	(130,417)	5,699,083
Current portion of long-term debt	10,272,900	(11,601,270)	—	12,179,370	850,496		—	17,089	11,718,586
Current portion of long-term lease liabilities	92,147	(355,271)	—	439,532	2,991		—	(15,964)	163,435

Current liabilities	15,829,516	(12,047,232)	—	12,618,903	1,309,209		—	(129,292)	17,581,104

Non-current liabilities
Long-term debt	22,522,158	12,880,225	—	(12,179,370)	1,856,234		—	(2,460)	25,076,787
Long-term lease liabilities	441,204	—	549,798	(439,532)	17,791		—	(21,683)	547,578

Non-current liabilities	22,963,363	12,880,225	549,798	(12,618,903)	1,874,025		—	(24,143)	25,624,365

Total	38,792,879	832,992	549,798	—	3,183,234		—	(153,435)	43,205,469
						)
Derivatives	37,829	(40,982)	—	—	(1,917)		(24,507)	—	(29,578)
Short-term and long-term debt are classified as financial liabilities measured at amortized cost.
“Other” for the year ended March 31, 2026 includes amounts reclassified to liabilities directly associated with assets held for sale.
(2) Short-term debt
The breakdown of “Short-term debt” is as follows:

	Yen in millions
	March 31,
	2025	2026

Short-term debt
(Principally from bank)
[Weighted average interest rate
2025 2.26%
2026 2.51%]	1,552,166	1,339,878
Commercial paper
[Weighted average interest rate
2025 3.82%
2026 3.15%]	3,912,303	4,359,205

	5,464,469	5,699,083

F-4
5

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Long-term debt
The breakdown of “Long-term debt” is as follows:

	Yen in millions
	March 31,
	2025	2026

Unsecured loans
(Principally from bank)
[2025
Weighted average interest 3.56%
Due 2025 to 2042
2026
Weighted average interest 3.50%
Due 2026 to 2042]	7,360,937	8,854,912
Secured loans
(Principally financial receivables securitization)
[2025
Weighted average interest 4.23%
Due 2025 to 2034
2026
Weighted average interest 3.91%
Due 2026 to 2034]	7,556,089	8,737,773
Unsecured bonds of the parent
[2025
Weighted average interest 1.93%
Due 2026 to 2037
2026
Weighted average interest 2.91%
Due 2026 to 2037]	1,108,080	1,099,460
Unsecured bonds and medium-term notes of consolidated subsidiaries
[2025
Weighted average interest 3.61%
Due 2025 to 2048
2026
Weighted average interest 3.62%
Due 2026 to 2048]	16,683,919	17,989,699
Secured bonds of consolidated subsidiaries
[2025
Weighted average interest 8.12%
Due 2025 to 2029
2026
Weighted average interest 7.86%
Due 2026 to 2029]	86,033	113,529

	32,795,058	36,795,373
Less - Current portion due within one year	(10,272,900)	(11,718,586)

	22,522,158	25,076,787

F-4
6

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2025 and 2026, the currencies of long-term debt are 50% and 47% in US dollars, 12% and 12% in Japanese yen, 14% and 14% in Euros, 5% and 5% in Australian dollars, 4% and 4% in Canadian dollars, 15% and 18% in other currencies, respectively.
(4) Assets pledges as collateral
The breakdown of assets pledged as collateral mainly for loans of consolidated subsidiaries is as follows:

	Yen in millions
	March 31,
	2025	2026

Property, plant and equipment	1,616,300	1,926,713
Other assets	7,936,375	9,072,756

Total	9,552,674	10,999,469

Other assets principally consist of securitized finance receivables.
Standard agreements with certain banks include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.
(5) Interest expenses
Interest expenses for the years ended March 31, 2025 and 2026 are ¥
1,654,702
million and ¥1,696,845 million, respectively. Interest expenses related to the financial business is included in “cost of financial services” in the consolidated statement of income.
19. Other financial liabilities
Other financial liabilities consist of the following:

	Yen in millions
	March 31,
	2025	2026
Financial liabilities measured at amortized cost
Deposits received	1,501,078	2,584,248
Other	483,751	599,218
Financial liabilities measured at fair value through profit or loss
Derivatives	319,881	357,955

Total	2,304,711	3,541,421

Current liabilities	1,869,117	2,384,008
Non-current liabilities	435,594	1,157,413

Total	2,304,711	3,541,421

20. Financial risks
(1) Financial risk management policy
Toyota is exposed to various risks such as credit risk, liquidity risk and, market risk (foreign currency risk, interest rate risk, commodity price fluctuation risk and stock price fluctuation risk). To hedge market risk, Toyota

F-4
7

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
In addition, Toyota procures necessary funds (mainly bank borrowings and issuing corporate bonds) based on capital expenditure plans, and temporary surplus funds are managed with highly safe financial assets and short-term working capital is procured through bank borrowings and commercial paper. As for liquidity risk concerning fund procurement, each company manages it by preparing a monthly cash flow plan, etc.
(2) Credit risk
Receivables related to financial services are exposed to credit risk. The risk arises from the failure of customers or dealers to meet the terms of their contracts with Toyota or otherwise fail to perform as agreed. Toyota manages its credit risk by defining risk management methods and management systems for specific risks in accordance with the regulations on risk management. Based on such regulations, Toyota mitigates credit risk through periodic monitoring of customers’ credit status and undertaking the maturity control and account balance control, while detecting promptly any doubtful accounts caused by deterioration in the financial conditions.
Please see Note 3 “Allowance for credit losses on finance receivables” about the measuring method of the expected credit losses on receivables related to financial services.
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
Retail receivables and financial lease receivables are secured by vehicles as collateral. Wholesale receivables and other dealer loans are secured by placing appropriate property as collateral. During the reporting period, there was no change in the policy regarding collateral.
Net changes in the allowance for credit losses relating to retail receivables are as follows:

	Yen in millions
	For the year ended March 31, 2025
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	111,044	147,790	77,318	336,152
Provision for credit loss, net of reversal	9,648	1,827	195,494	206,968
Charge-offs	—	—	(189,044)	(189,044)
Other	(2,860)	1,269	3,818	2,228

Allowance for credit loss at end of year	117,832	150,885	87,587	356,304

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2026
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	117,832	150,885	87,587	356,304
Provision for credit loss, net of reversal	1,888	(6,575)	194,754	190,067
Charge-offs	—	—	(197,813)	(197,813)
Other	8,019	13,582	11,991	33,593

Allowance for credit loss at end of year	127,739	157,892	96,520	382,152

“Other” primarily includes currency translation adjustments.
The table below shows retail receivables segregated into aging categories
based on the numbers of days outstanding:

	Yen in millions
	March 31, 2025
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Current	25,114,478	1,335,387	12,067	26,461,932
Past due less than 90 days	306,022	658,638	20,028	984,689
Past due 90 days or more	—	16	191,385	191,401

Total	25,420,500	1,994,041	223,481	27,638,021

	Yen in millions
	March 31, 2026
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Current	29,357,833	1,211,218	13,898	30,582,949
Past due less than 90 days	325,527	717,109	22,634	1,065,270
Past due 90 days or more	—	2,944	186,760	189,703

Total	29,683,360	1,931,271	223,291	31,837,922

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net changes in the allowance for credit losses relating to the finance lease receivables are as follows:

	Yen in millions
	For the years ended March 31,
	2025	2026
Allowance for credit loss at beginning of year	46,909	56,721
Provision for credit loss, net of reversal	21,140	19,169
Charge-offs	(10,311)	(12,017)
Other	(1,017)	3,688

Allowance for credit loss at end of year	56,721	67,560

“Other” primarily includes currency translation adjustments.
The table below shows the finance lease receivables segregated into aging categories based on the numbers of the days outstanding:

	Yen in millions
	March 31,
	2025	2026
Current	3,340,414	4,033,662
Past due less than 90 days	67,627	86,346
Past due 90 days or more	29,928	34,643

Total	3,437,970	4,154,650

The table below shows the net movement of the allowance for credit losses on wholesale receivables and other dealer loans.

	Yen in millions
	For the year ended March 31, 2025
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	17,481	5,931	7,801	31,213
Provision for credit loss, net of reversal	7,009	1,226	(980)	7,256
Charge-offs	—	—	(698)	(698)
Other	206	(139)	(48)	20

Allowance for credit loss at end of year	24,697	7,018	6,076	37,791

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2026
	Expected credit loss for 12 months	Lifetime expected credit loss		Total
		Financial receivable not credit-impaired	Credit-impaired financial receivable
Allowance for credit loss at beginning of year	24,697	7,018	6,076	37,791
Provision for credit loss, net of reversal	2,930	2,204	5,900	11,033
Charge-offs	—	—	(482)	(482)
Other	2,869	996	824	4,688

Allowance for credit loss at end of year	30,495	10,219	12,317	53,031

“Other” primarily includes currency translation adjustments.
Toyota charges off the credit - impaired finance receivables when Toyota considers that all or part of it will not be collected. The amount of receivables related to financial services which have been charged off but are subject to ongoing collection activity was not significant for the years ended March 31, 2025 and 2026.
The balances of wholesale receivables and other dealer loan receivables portfolios by credit status, as well as loan commitments and financial guarantee contracts, as of March 31, 2025 and 2026 are as follows.
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
Wholesale and other dealer loans
Performing	4,478,021	—	—	4,478,021
Credit Watch	213,400	143,979	—	357,379
At Risk	—	54,774	2,003	56,776
Default	—	—	10,360	10,360
Loan commitments	10,288,422	188,448	1,024	10,477,894
Financial guarantee contracts	2,234,393	24,001	—	2,258,395

Total	17,214,236	411,202	13,387	17,638,825

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2026
	Expected credit loss for 12 months	Lifetime expected credit loss
		Financial receivable not credit-impaired	Credit-impaired financial receivable	Total
Wholesale and other dealer loan s
Performing	5,369,936	—	—	5,369,936
Credit Watch	132,379	228,403	—	360,782
At Risk	—	43,883	3,086	46,970
Default	—	—	44,244	44,244
Loan commitments	9,731,868	187,037	1,989	9,920,894
Financial guarantee contracts	1,464,251	14,008	—	1,478,259

Total	16,698,434	473,331	49,319	17,221,084

For the years ended March 31, 2025 and 2026, the amount of finance receivables where the terms were modified due to deterioration in credit conditions was not significant for any portfolio of finance receivables, and the amount of payment defaults on finance receivables so modified were not significant for any portfolio of such receivables.
(3) Liquidity risk
To secure cash on hand necessary for carrying out operations, Toyota appropriately borrows from financial institutions and issues corporate bonds and medium-term notes or commercial paper, and there is a risk of failing to execute the payment on the due date because of deterioration of the fund procurement environment etc.
Toyota manages liquidity risk by monitoring the fund demand of each group company as appropriate, preparing a monthly-based funding plan, and comparing it with daily cash flow. In addition to holding sufficient cash and cash equivalents in order to secure liquidity and stability of funds, to prepare for emergency situations such as sudden fund demand and market liquidity deterioration, a commitment line has been set up.
The amounts of
non-derivative
financial liabilities and derivative financial liabilities by remaining contract maturity period are as follows. Note that, with respect to loan commitments and financial guarantee contracts, the maximum exposure could be demanded to be guaranteed or executed within one year. Please see Note 20 “(2) Credit risk” about the maximum exposure.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2025

	Yen in millions
			Maturities
	Book value	Contractual cash flows	Within 1 year	Between 1 and 3 years	Between 3 and 5 years	Later than 5 years

Non-derivative financial liabilities
Short-term debt	1,552,166	(1,565,387)	(1,565,387)	—	—	—
Commercial paper	3,912,303	(4,012,371)	(4,012,371)	—	—	—
Long-term debt	32,795,058	(35,293,975)	(11,209,068)	(15,485,265)	(6,190,498)	(2,409,143)
Lease liabilities	533,351	(630,013)	(102,412)	(159,500)	(94,354)	(273,747)

Total	38,792,879	(41,501,746)	(16,889,239)	(15,644,764)	(6,284,852)	(2,682,891)

Derivative financial liabilities
Interest derivatives	196,389	(220,341)	(83,505)	(108,063)	(22,712)	(6,061)
Currency derivatives
In	—	1,047,528	73,959	759,648	66,990	146,931
Out	123,493	(1,196,751)	(130,116)	(840,065)	(74,389)	(152,181)

Total	319,881	(369,564)	(139,663)	(188,480)	(30,111)	(11,311)

Total	39,112,760	(41,871,310)	(17,028,902)	(15,833,244)	(6,314,963)	(2,694,201)

As of March 31, 2026
	Yen in millions
			Maturities
	Book value	Contractual cash flows	Within 1 year	Between 1 and 3 years	Between 3 and 5 years	Later than 5 years
Non-derivative financial liabilities
Short-term debt	1,339,878	(1,353,907)	(1,353,907)	—	—	—
Commercial paper	4,359,205	(4,453,267)	(4,453,267)	—	—	—
Long-term debt	36,795,373	(39,522,887)	(12,768,209)	(17,094,270)	(7,489,266)	(2,171,143)
Lease liabilities	711,013	(846,065)	(194,791)	(181,928)	(107,664)	(361,683)

Total	43,205,469	(46,176,126)	(18,770,173)	(17,276,198)	(7,596,929)	(2,532,826)

Derivative financial liabilities
Interest derivatives	255,068	(339,292)	(138,388)	(148,377)	(40,179)	(12,348)
Currency derivatives
In	—	836,049	240,393	391,484	43,039	161,134
Out	102,887	(949,605)	(323,462)	(414,493)	(47,022)	(164,627)

Total	357,955	(452,848)	(221,457)	(171,386)	(44,163)	(15,842)

Total	43,563,423	(46,628,974)	(18,991,630)	(17,447,584)	(7,641,092)	(2,548,667)

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

F-
5
3

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The unused amount of funding with established issuance limits is as follows:

	Yen in millions
	March 31,
	2025	2026
Corporate bonds and medium-term notes	6,011,789	7,333,858
Commercial paper	1,241,283	1,328,779

Total	7,253,072	8,662,638

As of March 31, 2025 and 2026, Toyota has unused amounts of commitment lines from financial institutions of ¥5,485,781 million and ¥6,753,849 million, respectively. These amounts do not include the amounts of overdraft contracts.
As of March 31, 2025 and 2026, the balance of credit limits other than commitment lines from financial institutions is ¥53,000 million and ¥88,500 million, respectively.
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
cash flows on VaR-integrated foreign currency positions (including derivatives) for the years ended March 31, 2025 and 2026 is as follows:

	Yen in millions
	VaR
	Year-end	Average	Maximum	Minimum
For the year ended March 31, 2025	465,300	441,800	465,300	408,500
For the year ended March 31, 2026	497,100	486,275	505,100	462,700
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

F-
5
4

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sensitivity analysis of Toyota’s interest rate risk associated with holding financial instruments if the interest rate increases by 1% is as follows. In this analysis, all other variables are assumed to be constant.

	Yen in millions
	For the years ended March 31,
	2025	2026
Impact on income before income taxes	(104,706)	(109,880)
Impact on other comprehensive income, before tax effect	(235,959)	(225,875)
(6) Market price fluctuation risk
Toyota is exposed to risks arising from increased costs due to commodity price fluctuations, such as iron and steel, precious metals and non-ferrous
alloys used in the manufacturing of automobiles. Toyota controls price risk associated with the purchase of those commodities by maintaining inventory at the minimum level.
Toyota is exposed to stock price fluctuation risk because it owns shares of companies that have business relationships mainly for promoting smooth business activities. Toyota periodically reviews the fair values and financial situations of the business partner companies and, taking into consideration the relationship with them, continually reviews the holding status. The impact on other comprehensive income, before tax effect, when the declared price of equity financial assets (shares) in active markets changes by 10% for the years ended March 31, 2025, and 2026 is ¥305,475 million and ¥331,161 million, respectively.
21. Fair value measurements
(1) Definition of fair value hierarchy
In accordance with IFRS Accounting Standards, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3:	Fair value measurement based on models using significant unobservable inputs for the assets or liabilities
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
(iv) Other financial assets -
(Public and corporate bonds)
Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 32% and 68% (as of March 31, 2025) and 41% and 59% (as of March 31, 2026) of public and corporate bonds, respectively. Toyota primarily uses quoted market prices for identical assets or valuation techniques using observable input to measure the fair value of these securities.
(Stocks)
Listed stocks on the Japanese stock markets represent 79% (as of March 31, 2025) and 78% (as of March 31, 2026) of stocks that Toyota holds. Toyota primarily uses quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.
Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are classified as Level 3.
Price book-value ratios (“PBR”) of comparable companies, discount ratios of the discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in the fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions is not significant.
These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include the financial condition and future prospects and trends of the investees and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, fair value may be materially impacted.
Shares classified as Level 3 are measured using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value.
(Investment trusts)
Marketable investment trusts are measured using market prices. Therefore, marketable investment trusts are classified as Level 1. Other investment trusts are calculated based on the quoted price obtained from the financial institutions with which Toyota transact. Therefore, other investment trusts are classified as Level 2.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The fair values of certain Loans Based on Securitization are primarily estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. In cases where these valuations utilize unobservable inputs, fair value of Loans Based on Securitization is classified as Level 3.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Financial instruments measured at fair value on recurring basis
The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis. Transfers between levels of fair value are recognized at the date of the event or change in circumstances that caused the transfer:

	Yen in millions
	March 31, 2025
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	110,516	110,488	10,710	231,713
Stocks	—	—	46,215	46,215
Investment trusts	286,799	331,429	—	618,228
Interest rate and currency swap	—	395,588	—	395,588
Foreign exchange forward, option and other contracts	—	62,991	24,800	87,790

Total	397,315	900,495	81,724	1,379,534

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	4,487,174	4,571,862	19,401	9,078,437
Stocks	3,054,754	—	192,131	3,246,885
Other	10,947	—	—	10,947

Total	7,552,875	4,571,862	211,532	12,336,269

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Interest rate and currency swap	—	(303,670)	—	(303,670)
Foreign exchange forward, option and other contracts	—	(16,211)	—	(16,211)

Total	—	(319,881)	—	(319,881)
●

F-5
8

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	March 31, 2026
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	123,344	132,079	12,200	267,623
Stocks	—	—	884,667	884,667
Investment trusts	352,452	295,737	—	648,189
Interest rate and currency swap	—	414,706	—	414,706
Foreign exchange forward, option and other contracts	—	12,947	51,795	64,741

Total	475,796	855,468	948,661	2,279,925

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds (Note 1)	4,449,366	3,084,093	19,447	7,552,906
Stocks (Note 2)	3,311,613	—	263,565	3,575,178
Other	9,855	—	—	9,855

Total	7,770,835	3,084,093	283,011	11,137,940

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Interest rate and currency swap	—	(300,486)	—	(300,486)
Foreign exchange forward, option and other contracts	—	(57,469)	—	(57,469)

Total	—	(357,955)	—	(357,955)

(Note 1) Includes 19,447 million yen of “Assets held for sale” recorded on the consolidated statement of financial position.
(Note 2) Includes 20,799 million yen of “Assets held for sale” recorded on the consolidated statement of financial position.
The gain (loss) on derivative transactions as of March 2024, 2025 and 2026 were ¥(267,190) million, ¥(80,831) million and ¥37,445 million, respectively. The amounts are included in cost of financial services, foreign exchange gain (loss), net, other finance income and other finance costs.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4) Changes in financial instruments classified as Level 3 and measured at fair value on
a
recurring basis
The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended March 31, 2025 and 2026:

	Yen in millions
	For the year ended March 31, 202 5
	Public and corporate bonds	Stocks	Foreign exchange forward, option and other contracts	Total
Balance at beginning of year	31,170	401,089	—	432,259
Total gains (losses)
Net income (loss)	(8)	(87,665)	24,800	(62,873)
Other comprehensive income (loss)	—	(40,717)	—	(40,717)
Purchases and issuances	9,572	36,330	—	45,902
Sales and settlements	(9,210)	(1,035)	—	(10,245)
Transfer to (from) Level 3	(3,125)	(77,884)	—	(81,009)
Others	1,711	8,228	—	9,939

Balance at end of year	30,111	238,346	24,800	293,257

Unrealized gains or losses included in profit or loss on assets held at March 31	(76)	(87,665)	—	(87,741)

Total	(76)	(87,665)	—	(87,741)

	Yen in millions
	For the year ended March 31, 2026
	Public and corporate bonds	Stocks	Foreign exchange forward, option and other contracts	Total
Balance at beginning of year	30,111	238,346	24,800	293,257
Total gains (losses)
Net income (loss)	35	8,074	25,277	33,386
Other comprehensive income (loss)	—	17,978	—	17,978
Purchases and issuances	9,692	857,263	—	866,955
Sales and settlements	(7,399)	(4,801)	—	(12,200)
Transfer to (from) Level 3	(1,452)	—	—	(1,452)
Others	659	31,371	1,718	33,749

Balance at end of year (Note)	31,646	1,148,232	51,795	1,231,673

Unrealized gains or losses included in profit or loss on assets held at March 31	25	8,074	25,277	33,376

Total	25	8,074	25,277	33,376

(Note) Includes 21,322 million yen of “Assets held for sale” recorded on the consolidated statement of financial position.

F-
60

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net income (loss) in public and corporate bonds, stocks and derivative financial instruments, other than transactions related to financial services, are each included in “Other finance income” and “Other finance costs” in the accompanying consolidated statement of income. Transactions related to financial services are included in each of “Sales revenues - Financial services” and “Cost of financial services” in the consolidated statement of income.
In the reconciliation table above, derivative financial instruments are presented net of assets and liabilities.
“Others” includes foreign currency translation adjustments for the years ended March 31, 2025 and 2026.
Transfer from Level 3 of stocks recognized in the year ended March 31, 2025 is due to the listing of investees.
(5) Financial assets and liabilities measured at amortized cost
The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	March 31, 2025
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	33,625,035	—	—	34,004,152	34,004,152
Interest-bearing liabilities
Long-term debt (Including current portion)	32,795,058	—	25,706,416	6,972,698	32,679,114

	Yen in millions
	March 31, 2026
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	38,966,655	—	—	39,407,482	39,407,482
Interest-bearing liabilities
Long-term debt (Including current portion)	36,795,373	—	29,046,698	7,653,684	36,700,382

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

	Yen in millions
	March 31, 2025
	Gross amounts of recognized financial assets and financial liabilities	Amounts not offset		Net amount
		Financial instruments	Collateral of financial instruments
Other financial assets Derivatives	483,378	(131,836)	(67,495)	284,046
Other financial liabilities Derivatives	319,881	(131,836)	(73,689)	114,356

	Yen in millions
	March 31, 2026
	Gross amounts of recognized financial assets and financial liabilities	Amounts not offset		Net amount
		Financial instruments	Collateral of financial instruments
Other financial assets Derivatives	479,447	(138,762)	(63,177)	277,508
Other financial liabilities Derivatives	357,955	(138,762)	(23,138)	196,055
The amounts offset, as presented in the consolidated statement of financial position, in accordance with the criteria for offsetting financial assets and financial liabilities were immaterial.
23. Employee benefits
(1) Overview of post-employment benefit Plans
Upon terminations of employment, employees of TMC and subsidiaries in Japan are entitled, under the retirement plans of each company, to lump-sum
indemnities or pension payments, based on current rates of pay and length of service or the number of “points” mainly determined by those. Under normal circumstances, the minimum payment prior to retirement age is an amount based on voluntary retirement. In cases of involuntary termination, including retirement upon reaching the mandatory retirement age, employees are granted an additional allowance.
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

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The most critical assumption impacting the calculation of pension costs and defined benefit obligations is the discount rates. Toyota determines discount rates mainly based on the rates of high quality fixed income bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans.
Toyota uses a March 31 measurement date for its post-employment benefit plans.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Defined benefit obligations and plan assets
Changes in present value of defined benefit obligations and fair value of plan assets are as follows:

	Yen in millions
	For the years ended March 31,
	2025		2026
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Present value of defined benefit obligations:
Benefit obligations at beginning of year	1,898,339	1,651,016	1,729,554	1,622,053
Current service cost	76,758	49,225	62,259	50,747
Interest cost	26,290	81,411	37,798	81,582
Remeasurements:
Changes in demographic assumptions	(3,635)	68	(2,153)	1,944
Changes in financial assumptions	(181,128)	(48,712)	(181,466)	(33,796)
Other	(385)	(15,579)	4,347	44,858
Past service cost	(184)	(3,027)	(409)	(591)
Plan participants’ contributions	1,065	4,355	1,027	4,657
Benefits paid	(86,871)	(76,204)	(86,522)	(84,889)
Effect of changes in exchange rates and other	(696)	(20,499)	(86,937)	114,563

Benefit obligations at end of year	1,729,554	1,622,053	1,477,496	1,801,130

Fair value of plan assets:
Plan assets at beginning of year	2,128,476	1,284,918	2,081,009	1,271,236
Interest income	29,462	57,149	48,763	63,712
Remeasurement
Actual return on plan assets, excluding interest income	(66,135)	(33,874)	106,715	892
Employer contributions	35,669	19,016	48,385	19,099
Plan participants’ contributions	1,065	4,355	1,027	4,657
Benefits paid	(47,528)	(42,023)	(46,738)	(47,090)
Effect of changes in exchange rates and other	—	(18,305)	(286,583)	97,536

Plan assets at end of year	2,081,009	1,271,236	1,952,578	1,410,042

The impact of minimum funding requirement and asset ceiling	572,107	—	718,851	—

Net defined benefit liability (asset)	220,652	350,817	243,769	391,088

“Effect of changes in exchange rates and other” for the year ended March 31, 2026 includes a partial return from retirement benefit trusts and amounts reclassified to assets held for sale and liabilities directly associated with assets held for sale.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The funded defined benefit obligations and the unfunded defined benefit obligations are as follows:

	Yen in millions
	March 31,
	2025		2026
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Funded defined benefit obligations	1,265,948	1,225,195	1,076,271	1,342,118
Plan assets	(2,081,009)	(1,271,236)	(1,952,578)	(1,410,042)
The impact of minimum funding requirement and asset ceiling	572,107	—	718,851	—

Subtotal	(242,954)	(46,040)	(157,457)	(67,924)

Unfunded defined benefit obligations	463,606	396,857	401,226	459,012

Total	220,652	350,817	243,769	391,088

The net defined benefit liability (asset) recognized in the consolidated statement of financial position are comprised of the following:

	Yen in millions
	March 31,
	2025		2026
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Retirement benefit liabilities	562,375	457,193	505,624	516,859
Other non-current assets (Retirement benefit assets)	(341,723)	(106,376)	(261,855)	(125,771)

Net amount recognized	220,652	350,817	243,769	391,088

The weighted average duration of defined benefit obligations are as follows:

	March 31,
	2025		2026
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Weighted average duration of defined benefit obligations	16.9 years	13.1 years	16.8 years	12.0 years
(3) The major items of actuarial assumption
The weighted-average discount rates used to determine the present value of defined benefit obligations are as follows:

	March 31,
	2025		2026
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Discount rate	2.2%	5.4%	3.1%	5.5%

F-6
5

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4) Fair value of plan assets
Toyota’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which Toyota considers permissible. Asset allocations under the plan asset management are determined based on plan asset management policies of each plan which are established to achieve the optimized asset compositions in terms of long-term overall plan asset management. When actual allocations are not in line with target allocations, Toyota rebalances its investments in accordance with the policies. Prior to making individual investments, Toyota performs in-depth
assessments of corresponding factors including category of products, industry type, currencies and liquidity of each potential investment under consideration to mitigate concentrations of risks such as market risk and foreign currency exchange rate risk. To assess performance of the investments, Toyota establishes benchmark return rates for each individual investment, combines these individual benchmark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.
The following table summarizes the fair value of classes of plan assets.

	Yen in millions
	March 31, 2025
	Japanese plans			Foreign plans
	Quoted prices in active markets		Total	Quoted prices in active markets		Total
	Available	Not available		Available	Not available
Stocks	375,443	—	375,443	128,908	—	128,908
Government bonds	239,849	—	239,849	301,955	—	301,955
Bonds (other)	2,177	77,768	79,944	—	246,851	246,851
Commingled funds	—	500,917	500,917	—	398,380	398,380
Insurance contracts	—	224,694	224,694	—	—	—
Other	400,852	259,310	660,162	44,066	151,076	195,142

Total	1,018,321	1,062,688	2,081,009	474,929	796,306	1,271,236

	Yen in millions
	March 31, 2026
	Japanese plans			Foreign plans
	Quoted prices in active markets		Total	Quoted prices in active markets		Total
	Available	Not available		Available	Not available
Stocks	357,318	—	357,318	161,268	—	161,268
Government bonds	391,927	—	391,927	307,740	29,380	337,120
Bonds (other)	314	76,390	76,705	—	261,867	261,867
Commingled funds	—	522,785	522,785	—	470,609	470,609
Insurance contracts	—	154,224	154,224	—	—	—
Other	219,996	229,623	449,619	36,022	143,157	179,179

Total	969,555	983,023	1,952,578	505,029	905,013	1,410,042

“Other” consists of cash equivalents, other private placement investment funds and other assets.

F-6
6

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) The impact of minimum funding requirements and asset ceilings
The impact of minimum funding requirements and asset ceilings is as follows:

	Yen in millions
	For the years ended March 31,
	2025		2026
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Beginning balance of the fiscal year	268,228	—	572,107	—
Interest income	4,694	—	13,542	—
Remeasurements:
Change in asset ceiling excluding interest income	299,185	—	133,201	—
Translation adjustments	—	—	—	—

Ending balance of the fiscal year	572,107	—	718,851	—

(6) The sensitivity analysis
The following table illustrates the effects on defined benefit obligations of the change in weighted-average discount rates, assuming all other assumptions are consistent.

	Yen in millions
	March 31,
	2025		2026
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
0.5% decrease	119,138	113,268	88,346	120,176
0.5% increase	(103,296)	(110,060)	(80,862)	(118,461)
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
In the following year (the year ending March 31, 202
7
), Toyota expects to contribute ¥34,336 million for Japanese plans and ¥18,488 million for foreign plans to the post-employment benefit plans.
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

F-6
7

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(9) Payroll expenses
Payroll expenses included in “Cost of products sold” and “Selling, general and administrative” in the consolidated statement of income (including expenses for post-employment benefit plans) for the years ended March 31, 2024, 2025 and 2026 are ¥4,385,112 million, ¥4,794,497 million and ¥5,081,959 million, respectively.
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
The net change in liabilities for quality assurance for the year ended March 31, 2026 consists of the following:

Yen in millions
For the year ended March 31,
2026
Liabilities for quality assurance at beginning of year	1,965,748
Additional provisions	1,008,635
Utilization	(782,028)
Reversals	(84,448)
Unwinding of discount and effect of change in discount rate	38,722
Other	(48,686)

Liabilities for quality assurance at end of year	2,097,943

“Other” primarily includes the impact of currency translation adjustments, the impact of consolidation and deconsolidation of certain entities due to changes in ownership interest, and the impact of reclassifications to liabilities directly associated with assets held for sale.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the net changes in liabilities for recalls and other safety measures which are included in liabilities for quality assurance above for the year ended March 31, 2026.

Yen in millions
For the year ended March 31,
2026
Liabilities for recalls and other safety measures at beginning of year	1,236,465
Additional provisions	844,899
Utilization	(611,331)
Reversals	(8,562)
Unwinding of discount and effect of change in discount rate	38,722
Other	(69,081)

Liabilities for recalls and other safety measures at end of year	1,431,112

25. Provisions
The net change in provisions for the year ended March 31, 2026 consists of the following:

Yen in millions
For the year ended March 31,
2026
Provisions at beginning of year	714,455
Additional provisions	337,665
Utilization	(131,548)
Reversals	(2,082)
Other	11,165

Provisions at end of year	929,654

“Other” primarily includes the impact of currency translation adjustments, consolidation and deconsolidation of certain entities due to changes in ownership interests, and reclassifications to liabilities directly associated with assets held for sale.
Provisions consist of the following:

	Yen in millions
	For the years ended March 31,
	2025	2026
Current liabilities	413,352	431,191
Non-current liabilities	301,103	498,463

Total	714,455	929,654

Provisions include those related to compensation obligations arising from long-term contracts with suppliers when purchases of parts do not meet fixed or minimum quantities, as well as provisions related to the logistics and dismantling of end-of-life batteries and other provisions. See Note 32 for contractual commitments and contingent liabilities.

F-6
9

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2
6
. Equity and other equity items
(1) Equity management
Toyota will invest efficiently in the maintenance and replacement of conventional manufacturing facilities and the introduction of new products, while focusing its capital investments and research and development on areas that contribute to strengthening competitiveness and future growth. Through these activities, Toyota aims to improve corporate value and maintain sustainable growth to realize a new mobility society. These activities are generally financed by Toyota Motor Corporation’s shareholders’ equity, supplemented by short-term and long-term debt as necessary.
The amounts of Toyota Motor Corporation shareholders’ equity and short-term and long-term debt are as follows:

	Yen in millions
	March 31,
	2025	2026
Toyota Motor Corporation Shareholders’ equity	35,924,826	39,918,854
Short-term and long-term debt	38,792,879	43,205,469
(2) Number of shares
As of March 31, 2024, 2025 and 2026, the total number of authorized shares of TMC’s common stock was 50,000,000,000.
Changes in the shares of common stock issued are as follows:

	For the years ended March 31,
	2024	2025	2026
Common stock issued:
Balance at beginning of year	16,314,987,460	16,314,987,460	15,794,987,460
Changes during the year	—	(520,000,000)	—

Balance at end of year	16,314,987,460	15,794,987,460	15,794,987,460

The common stock issued by TMC is
no-par
value stock with no restrictions on shareholder rights, and is fully paid.
The total number of treasury stock (including the common stock issued by TMC held by the stock grant ESOP) was 2,840,815,433, 2,746,057,686 and 2,761,602,986 as of March 31, 2024, 2025 and 2026, respectively.
(3) Capital surplus and retained earnings
Capital surplus consists of capital reserves and other capital surplus. Retained earnings consist of a retained earnings reserve and other retained earnings. The Companies Act of Japan provides that an amount equal to 10% of distributions from surplus paid by TMC and its Japanese subsidiaries be appropriated to a capital reserve or a retained earnings reserve. No further appropriations are required when the total amount of the capital reserves and the retained earnings reserve reaches 25% of capital stock. The Companies Act provides that the retained earnings reserve of TMC and its Japanese subsidiaries is restricted and cannot be used for dividend payments, and is excluded from the calculation of profits available for dividends.

F-
70

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of statutory retained earnings of TMC available for dividend payments to shareholders were ¥
18,333,862

million and ¥
20,449,105
 million as of March 31, 2025 and 2026, respectively. In accordance with customary practice in Japan, the distributions from surplus are not accrued in the financial statements for the corresponding period, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained.
Retained earnings at March 31, 2026 includes ¥
3,898,125

million relating to equity in undistributed earnings of associates and joint ventures.
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

F-
7
1

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
For the year ended March 31, 2026
Repurchase of treasury stock
Repurchasing of treasury stock resolved at the Board of Directors meeting held on May 8, 2024 and September 24, 2024
Reason for repurchasing treasury stock -
The repurchase was made to promote capital efficiency through more flexible measures than before while comprehensively considering factors such as the price level of its common stock.

Details of matters relating to repurchase -

Number of common shares repurchased	16,226,100 shares
Total purchase price for repurchase of shares	¥39,949 million

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Other components of equity
Other components of equity are as follows:

	Yen in millions
	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans	Exchange differences on translating foreign operations	Total

Balance at April 1, 2023	933,702	—	1,902,493	2,836,195

Other comprehensive income, net of tax	716,048	56,434	1,344,621	2,117,103
Reclassification to retained earnings	(341,709)	(45,625)	—	(387,334)
Other comprehensive income for the period attributable to non-controlling interests	(7,186)	(10,809)	(44,213)	(62,208)

Balance at March 31, 2024	1,300,855	—	3,202,901	4,503,756

Other comprehensive income, net of tax	44,731	(85,084)	(705,678)	(746,031)
Reclassification to retained earnings	(234,994)	94,635	—	(140,359)
Other comprehensive income for the period attributable to non-controlling interests	(1,153)	(9,551)	3,470	(7,233)

Balance at March 31, 2025	1,109,439	—	2,500,693	3,610,133

Other comprehensive income, net of tax	334,394	91,099	1,104,451	1,529,944
Reclassification to retained earnings	(180,113)	(79,403)	—	(259,516)
Other comprehensive income for the period attributable to non-controlling interests	(6,178)	(11,696)	(52,073)	(69,946)
Transfer to other comprehensive income associated with assets held for sale	(148,535)	—	(118,061)	(266,596)

Balance at March 31, 2026	1,109,007	—	3,435,012	4,544,019

F-
73

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

F-
7
4

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2025
	Before tax	Tax effect	After tax

Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Amount incurred during the year	153,164	(51,035)	102,129

Net changes	153,164	(51,035)	102,129

Remeasurements of defined benefit plans
Amount incurred during the year	(154,517)	44,919	(109,598)

Net changes	(154,517)	44,919	(109,598)

Shares of other comprehensive income of equity method investees
Amount incurred during the year	(63,213)	—	(63,213)

Net changes	(63,213)	—	(63,213)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations
Amount incurred during the year	(40,479)	—	(40,479)
Reclassification to profit (loss)	(787,369)	—	(787,369)

Net changes	(827,848)	—	(827,848)

Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Amount incurred during the year	40,503	(9,485)	31,018
Reclassification to profit (loss)	189	(49)	140

Net changes	40,693	(9,534)	31,158

Shares of other comprehensive income of equity method investees
Amount incurred during the year	127,022	—	127,022
Reclassification to profit (loss)	(5,682)	—	(5,682)

Net changes	121,340	—	121,340

Total other comprehensive income	(730,381)	(15,650)	(746,031)

The gain on the disposal of certain consolidated subsidiaries was reclassified from “Exchange differences on translating foreign operations” to “Foreign exchange gain (loss), net” in the consolidated statement of income for fiscal 2025.

F-
7
5

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the year ended March 31, 2026
	Before tax	Tax effect	After tax

Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Amount incurred during the year	513,231	(161,547)	351,684

Net changes	513,231	(161,547)	351,684

Remeasurements of defined benefit plans
Amount incurred during the year	127,129	(25,777)	101,352

Net changes	127,129	(25,777)	101,352

Shares of other comprehensive income of equity method investees
Amount incurred during the year	22,331	—	22,331

Net changes	22,331	—	22,331

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations
Amount incurred during the year	946,309	—	946,309
Reclassification to profit (loss)	—	—	—

Net changes	946,309	—	946,309

Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Amount incurred during the year	(78,919)	25,603	(53,316)
Reclassification to profit (loss)	185	(51)	135

Net changes	(78,733)	25,552	(53,181)

Shares of other comprehensive income of equity method investees
Amount incurred during the year	173,617	—	173,617
Reclassification to profit (loss)	(12,167)	—	(12,167)

Net changes	161,450	—	161,450

Total other comprehensive income	1,691,717	(161,773)	1,529,944

F-7
6

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(7) Dividends
Paid dividend amounts are as follows:
For the year ended March 31, 2024

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date

The Board of Directors Meeting on May 10, 2023	Common shares	474,781	35.00	March 31, 2023	May 26, 2023

The Board of Directors Meeting on November 1, 2023	Common shares	405,416	30.00	September 30, 2023	November 22, 2023
For the year ended March 31, 2025

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date

The Board of Directors Meeting on May 8, 2024	Common shares	606,338	45.00	March 31, 2024	May 24, 2024

The Board of Directors Meeting on November 6, 2024	Common shares	525,991	40.00	September 30, 2024	November 26, 2024
For the year ended March 31, 2026

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date

The Board of Directors Meeting on May 8, 2025	Common shares	652,446	50.00	March 31, 2025	May 26, 2025

The Board of Directors Meeting on November 5, 2025	Common shares	586,527	45.00	September 30, 2025	November 26, 2025

F-7
7

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends with a record date within the year ended March 31, but with an effective date after the end of that year are as follows:
For the year ended March 31, 2026

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date

The Board of Directors Meeting on May 8, 2026	Common shares	651,697	50.00	March 31, 2026	May 26, 2026
2
7
. Sales revenues
(1) Summary by business segments and products
The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the years ended March 31,
	2024	2025	2026
Sales of products
Automotive
Vehicles	35,249,865	36,892,232	38,847,899
Parts and components for production	1,596,111	1,606,173	1,509,449
Parts and components for after service	3,166,586	3,423,389	3,608,666
Other	1,068,169	1,074,505	1,235,909

Total automotive	41,080,731	42,996,299	45,201,924
All other	567,399	602,578	664,026

Total sales of products	41,648,130	43,598,877	45,865,949
Financial services	3,447,195	4,437,827	4,819,003

Total sales revenues	45,095,325	48,036,704	50,684,952

The majority of sales of products are recognized as revenue from contracts with customers under IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”), and receivables related to such revenue are recognized as “Trade accounts and other receivables”.
The breakdown of income from leases included in financial service revenues is as follows:

	Yen in millions
	For the years ended March 31,
	2024	2025	2026
Finance leases
Financial income related to net lease investment	208,257	258,835	288,732
Operating leases	1,207,719	1,350,051	1,518,824

Total	1,415,975	1,608,886	1,807,556

F-7
8

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial service revenues other than income from leases mainly consist of interest income recognized using the effective interest method. The amount of such interest income is not significant.
For the years ended March 31, 2024, 2025 and 2026, ¥187,035 million
,
 ¥207,154 million
 and ¥216,456 million
of financial service revenues were accounted for under IFRS 15.
(2) Contract liabilities
Contract liabilities consist of the following:

	Yen in millions
	April 1, 2024	March 31,
		2025	2026
Contract liabilities	1,392,390	1,417,919	1,664,633
Contract liabilities are primarily related to advances received from customers. Contract liabilities are included in “Other current liabilities” and “Other non-current
liabilities” in the consolidated statement of financial position. For the years ended March 31, 2025 and 2026, the amounts transferred from contract liabilities at the beginning of the fiscal year to sales revenue were ¥
748,193
 million and ¥
729,698
million, respectively.
(3) Performance obligations
The aggregate amounts of transaction prices allocated to unsatisfied performance obligations related to contracts that have original expected durations in excess of one year were ¥1,156,410 million and ¥1,350,018 million
as of March 31, 2025 and 2026, respectively. The main
types
 of unsatisfied performance obligations are insurance revenues and maintenance revenues.
For insurance revenues, Toyota receives payment
s as
agreed in the contract at the inception of the contract, and reven ue is recognized over the term of the contract, which ranges from three
to
120
months. As of March 31, 2025, the unsatisfied performance obligations related to insurance revenues were ¥
463,707
 million, and Toyota expects to recognize as revenue ¥
135,282
 million in fiscal 2026, and ¥
328,425
 million thereafter.

As of March 31, 2026, the unsatisfied performance obligations related to insurance revenues were ¥
542,409
million, and Toyota expects to recognize as revenue ¥
156,443
million in fiscal 2027, and ¥
385,966
million thereafter.
For maintenance revenues, Toyota receives payments as agreed in the contract at the inception of the contract, and revenue is re cognized over the term of the contract, which ranges from 18 to 84 months.
Unsatisfied performance obligations related to sales of products for contracts that have an original expected duration of one year or less have been excluded from this disclosure.

F-7
9

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2
8
. Research and development cost
Research and development costs consist of the following:

	Yen in millions
	For the years ended March 31,
	2024	2025	2026
Research and development expenditures incurred during the year	1,202,373	1,326,496	1,522,881
Amount capitalized	(124,788)	(111,546)	(106,751)
Amortization of capitalized development costs	160,686	162,068	151,780

Total	1,238,271	1,377,018	1,567,910

2
9
. Other finance income and costs
Other finance income and costs consist of the following:

	Yen in millions
	For the years ended March 31,
	2024	2025	2026

Other finance income
Interest income
Financial assets measured at amortized cost	289,035	256,034	203,976
Financial assets measured at fair value through other comprehensive income	165,653	108,594	107,543
Dividend income
Financial assets measured at fair value through other comprehensive income	127,178	120,435	126,085
Other	165,370	71,637	156,639
Total	747,236	556,700	594,243

Other finance costs
Interest expense
Financial liabilities measured at amortized cost	(64,733)	(84,106)	(60,293)
Other	(38,975)	(106,605)	(26,453)
Total	(103,709)	(190,711)	(86,746)

“Other finance income—Other” primarily includes profit on sales of securities.
“Other finance costs—Other” primarily includes losses on sales of securities.

F-
80

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30
. Earnings per share
Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Earnings per share attributable to Toyota Motor Corporation

For the year ended March 31, 2024
Net income attributable to Toyota Motor Corporation	4,944,933

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	4,944,933	13,512,848	365.94
3,848,098
For the year ended March 31, 202 5
Net income attributable to Toyota Motor Corporation	4,765,086

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	4,765,086	13,252,456	359.56

For the year ended March 31, 2026
Net income attributable to Toyota Motor Corporation	3,848,098

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	3,848,098	13,033,274	295.25

The following table shows Toyota Motor Corporation shareholders’ equity per share. Shareholders’ equity per share is calculated by dividing Toyota Motor Corporation shareholders’ equity in the consolidated statement of financial position by the number of common shares issued and outstanding at the end of the year (excluding treasury stock).

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2025	35,924,826	13,048,930	2,753.09
As of March 31, 2026	39,918,854	13,033,384	3,062.82
“Diluted earnings per share attributable to Toyota Motor Corporation” are the same as “Basic earnings per share attributable to Toyota Motor Corporation” for the years ended March 31, 2024, 2025 and 2026.
For the year ended March 31, 2026, in calculating basic and diluted earnings per share attributable to Toyota Motor Corporation, shares of Toyota Motor Corporation held by the stock grant ESOP trust have been excluded from the weighted-average common shares.

F-
81

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31. Stock-based compensation
(1) Restricted stock plan

(i)	Overview of the system
To encourage initiatives that enhance corporate value over the medium to long term, and to foster a stronger sense of responsibility in each director as a manager while promoting management aligned with shareholders’ interests, TMC has adopted a restricted share-based compensation plan. TMC has established an annual stock-based compensation limit of up to ¥4 billion for its members of the Board of Directors (excluding outside members of the Board of Directors and those who are Audit & Supervisory Committee members), and the total number of restricted shares that may be allocated is limited to 4 million shares per year.
This is a plan in which, in order to grant the restricted shares, TMC provides monetary claims as compensation to the recipients, the recipients then contribute the full amount of those claims as payment in kind, and TMC issues or transfers common shares to the recipients. TMC enters into a restricted share allocation agreement (the “Allocation Agreement”) with each recipient. Under the Allocation Agreement, the recipient’s allocated common shares are subject to transfer restrictions (prohibiting transfer, creation of security interests, and other dispositions) for a period pre-determined by TMC’s Board of Directors to be between three and fifty years from the allocation date (the “Restriction Period”). The transfer restrictions are lifted upon expiration of the Restriction Period; however, they are also lifted if the director leaves office due to expiration of term, death, or other justifiable reasons. In addition, if the director engages in conduct that violates laws or meets other conditions specified by TMC’s Board of Directors during the Restriction Period, TMC may acquire all allocated shares without compensation.

(ii)	Number of shares granted during the period and their fair value

	For the years ended March 31,
	2024	2025	2026
Grant date	June 30, 2023	June 28, 2024	June 30, 2025
Number of shares granted (shares)	475,600	617,500	689,400
Fair value per share on the grant date (Yen)	1,916.5	3,599	2,706

(Note 1)	The fair value on the grant date is calculated based on the market price of TMC’s shares.

(Note 2)	Expected dividends are not incorporated into the measurement of fair value.
(2) Restricted stock unit plan

(i)	Overview of the system
If a relevant director (“Relevant Director”) or any other covered person who is eligible to receive an allocation of restricted shares is a non-resident of Japan at the time of allocation, TMC may, for the purpose of complying with laws and avoiding tax disadvantages in the person’s country of residence, apply restricted stock units (RSUs) in place of the restricted shares described above. Except for (i) delivering common shares upon the expiration of the period equivalent to the transfer restriction period and (ii) paying cash to the heirs of the Relevant Director or other covered person in the event of their death instead of delivering common shares, the terms and conditions will be the same as those of our restricted share awards. TMC’s restricted share awards and restricted stock units will be administered together within the overall stock-based compensation pool.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, stock-based awards to Relevant Directors or other covered persons who are retiring may be granted without transfer restrictions. TMC may also pay retiring Relevant Directors or other covered persons, or Relevant Directors or other covered persons who are non-residents of Japan, in cash.

(ii)	Number of shares granted during the period and fair value
The per-share fair value of this plan on the grant date was ¥3,599 for the year ended March 31, 2025 and ¥2,706 for the year ended March 31, 2026. With respect to the number of shares, TMC will deliver the predetermined number of its common shares after the rights calculation period ends.

(Note 1)	The fair value on the grant date is calculated based on the market price of TMC’s shares.

(Note 2)	Expected dividends are not incorporated into the measurement of fair value.
(3) ESOP trust

(i)	Overview of the system
Amid a once-in-a-century transformation in the automotive industry, TMC is undertaking a transformation into a mobility company. TMC expects senior leaders who lead on-site execution to drive future-facing initiatives with the mission of “mass-producing happiness”. To accelerate these efforts and contribute to medium- to long-term increases in corporate value by working together with management, TMC has introduced a share-based compensation plan (the “Plan”) starting with the year ended March 31, 2026, for certain executives who meet specified requirements (hereinafter, the “Eligible Employees”).
The Plan uses an equity-settled stock grant ESOP (Employee Stock Ownership Plan) trust. Under the share delivery rules established in advance, Eligible Employees will, in principle after retirement, receive deliveries and payments consisting of TMC shares, cash equivalent to the proceeds from disposing of TMC shares, and dividends from TMC shares.

(ii)	Number of points granted during the period and the fair value per point
The fair value of TMC’s shares granted during the period was calculated based on the following assumptions.

	For the years ended March 31,
	2024	2025	2026
Number of points granted during the period	—	—	220,100
Fair value per share on the grant date (Yen) (Note 1)	—	—	2,940
Vesting conditions	—	—	(Note 2)

(Note 1)	With respect to the granting of points, their fair value is measured based on observable market prices. Expected dividends are not incorporated into the fair value measurement.

(Note 2)	As a rule, continuous employment through the vesting date is a vesting condition.
(4) Expenses related to stock-based compensation
Expenses related to stock-based compensation amounted to ¥971 million in the year ended March 31, 2024, ¥2,833 million in the year ended March 31, 2025 and ¥2,578 million in the year ended March 31, 2026, and are included in “Selling, General and Administrative Expenses” on the consolidated statement of income.

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Liabilities arising from stock-based compensation
Liabilities arising from stock-based compensation amounted to ¥142 million in the year ended March 31, 2025 and ¥195 million in the year ended March 31, 2026, and are included in “Accrued Expenses” in the consolidated statement of financial position.
3
2. Contractual commitments and contingent liabilities
(1) Contractual commitments
Contractual commitments relating to
the
purchase of property, plant and equipment, other assets, and services were

¥
3,807,743
 million and ¥
2,570,912
 million as of March 31, 2025 and 2026.
In the normal course of business, Toyota enters into long-term arrangements with suppliers for purchases of certain raw materials, components and services. These arrangements may contain fixed or minimum quantity purchase requirements. If the purchase quantity does not meet the fixed or minimum quantity purchase requirements, Toyota may be obligated to compensate the supplier for the shortfall in the amount determined by the contract. Toyota enters into such arrangements to facilitate an adequate supply of these materials and services.
(2) Guarantees
Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, when requested by Toyota dealers. Guarantee periods are set to match the maturities of installment payments, and as of March 31, 2026, range from
1 month to 8 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to fulfill
its guarantee primarily when customers are unable to make the required payment.
The maximum potential amounts of future payments are ¥
2,314,927
 million
and ¥
1,553,327
million
as of March 31, 2025 and 2026
,

respectively.
Liabilities for guarantees totaling ¥
8,917
 million and ¥
5,390
 million have been provided as of March 31, 2025 and 2026. Under these guarantee contracts, Toyota is entitled to recover the
 amount
s
paid by the customers whose original obligations Toyota has guaranteed.
(3) Market treatment such as recalls, damages and lawsuits
Toyota and other automakers have been named in various class actions relating to Takata airbag issues. Cases against Toyota in Brazil and Argentina are currently being litigated.
Toyota is named as a defendant in an economic loss class action lawsuit in Australia in which damages are claimed on the basis that diesel particulate filters in certain vehicle models are defective. Toyota received unfavorable judgments at first instance on April 7, 2022, on appeal on March 27, 2023, and by the High Court on November 6, 2024. The judgments included a finding that there was a perceived reduction in vehicle value of certain vehicle models. The High Court ordered that the case be remitted to the court of first instance for a re-assessment
of reduction in vehicle value damages. Other claims of economic loss in this class action lawsuit continue to be litigated at the court of first instance. In estimating the provision Toyota should record in the consolidated financial statements as a result of the aforementioned judgments, Toyota has considered various factors including the legal and factual circumstances of the case, the contents of the judgments of the court of first instance, the Federal Court of Australia, and the High Court of Australia, and the advice of legal counsel. The currently estimated probable outflow of resources related to the class action is immaterial to Toyota’s consolidated financial position, results of operations and cash flows. At this stage, however, the final outcome and the ultimate financial liability for Toyota relating to this matter cannot be reasonably estimated.

F-
84

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the Department of Justice (“DOJ”) and has cooperated with these investigations. In June 2025, the DOJ and the SEC informed Toyota that each agency has closed its investigation into the matter.
Toyota also has various other pending legal actions and claims, including personal injury and wrongful death lawsuits and claims in the United States, as well as intellectual property litigation, and is subject to government investigations from time to time.
Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in the discovery stage, (ii) significant factual issues need to be resolved, (iii) the legal theories or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Therefore, for all of the aforementioned matters, for which Toyota is in discussions to resolve, any losses that are beyond the amounts accrued could have an adverse effect on Toyota’s financial position, results of operations or cash flows.
TMC has a concentration of employees working under collective bargaining agreements, and a substantial portion of these employees are covered by agreements that will expire on
 August 31, 2027
.
3
3
. Details of company organization
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

F-
85

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
Related to securitization transactions, ¥7,280,835 million
and ¥8,267,069 million receivables
 related to financial services, ¥7,486,241 million and ¥8,664,183 million secured debt were included in Toyota’s consolidated financial statements as of March 31, 2025 and 2026, respectively.

(ii)	Unconsolidated structured entities
With regards to other investment trusts and other special purpose entities, those that are structured based on contractual arrangements and are designed so that voting or similar rights are not the dominant factor in deciding who controls the entities are classified as structured entities. However, Toyota lacks the power to direct the activities of such structured entities, and therefore, Toyota does not consolidate the investment trusts and the special purpose entities. Investments in the investment trusts and the special purpose entities that qualify as structured entities are held at fair value and are included in “Other financial assets” in the consolidated statement of financial position. The maximum exposure to loss is limited to the carrying value of its investment. The carrying value of the trusts totaled ¥167,038 million and ¥113,204 million as of March 31, 2025 and 2026, respectively. The carrying value of the special purpose entities totaled ¥2,517,967 million and ¥1,049,995 million as of March 31, 2025 and 2026, respectively. Toyota does not provide support that is not contractually required to the investments.
3
4
. Related party transactions
(1) Transactions with associates and joint ventures
The balances and turnover of receivables and payables with associates and joint ventures accounted for under the equity method are as follows:

	Yen in millions
	March 31,
	2025	2026
Trade accounts and other receivables
Associates	466,420	599,558
Joint ventures	79,251	106,776

Total	545,671	706,334

Trade accounts and other payables
Associates	1,576,129	1,844,886
Joint ventures	8,573	20,180

Total	1,584,702	1,865,066

F-
8
6

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	For the years ended March 31,
	2024	2025	2026
Sales revenues
Associates	3,137,067	3,420,576	2,933,464
Joint ventures	662,202	622,056	1,161,865

Total	3,799,268	4,042,632	4,095,328

Cost of products sold (purchases)
Associates	12,426,770	12,889,776	14,090,055
Joint ventures	75,042	82,963	149,488

Total	12,501,811	12,972,740	14,239,543

Dividends from associates and joint ventures accounted for under the equity method are ¥502,793 million and ¥304,211 million for the years ended March 31, 2025 and 2026, respectively. In addition, Toyota does not engage in transactions with associates and joint ventures outside of the normal course of business.
(2)
Compensation of key management personnel
The compensation of key management personnel of TMC is as follows:

	Yen in millions
	For the years ended March 31,
	2024	2025	2026

Base compensation	1,107	1,425	1,206
Bonus	1,054	1,607	1,206
Share compensation	1,862	1,940	1,993

Total	4,024	4,972	4,405

3
5
. Supplemental cash flow information
“Other, net” in cash flows from investing activities includes a net increase in time deposits of ¥
666,401
million and a net decrease in time deposits of
¥
1,292,045
million for the year ended March 31, 2025 and 2026, respectively.
36. Significant subsequent events
Consolidation of shares and Delisting of Toyota Industries -
As part of the transactions implemented to take Toyota Industries Corporation (“Toyota Industries”) private by Toyota Asset Preparatory Company, Ltd., which was established by Toyota Fudosan Co., Ltd. (“Toyota Fudosan”), an equity-method affiliated company of TMC
, a share consolidation of the common stock of Toyota Industries (the “Toyota Industries Shares”) at a ratio of
74,100,604
shares to one share
(the “Share Consolidation”) was approved at the extraordinary general meeting of shareholders of Toyota Industries held on May 12, 2026. As a result, the Toyota Industries Shares were delisted on June 1, 2026, and the Share Consolidation became effective on June 3, 2026. Following the effectiveness of the Share Consolidation, TMC holds one share of Toyota Industries.

F-
8
7

TOYOTA MOTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The business integration of MFTBC and Hino -
On June 10, 2025, TMC, Daimler Truck AG, MFTBC and Hino concluded a definitive agreement for the business integration of MFTBC and Hino.
Hino is no longer a consolidated subsidiary of TMC as of the effective date of this business integration (April 1, 2026). Immediately prior to the business integration that became effective during the year ending March 31, 2027, Hino’s Hamura Plant became a consolidated subsidiary of TMC as Toyota Motor Hamura, Inc.
Management is currently evaluating the impact of this business integration on Toyota’s consolidated financial statements.
Discontinuation of Development of LF-ZC -
TMC

has decided in late May 2026, in light of the surrounding environment, to discontinue the development of LF-ZC, which had been planned for production in Japan and for sale in North America, Europe, and Japan. The know-how and technologies acquired through the development of this vehicle will be actively utilized and applied to other vehicle development projects. There will be no changes to the development of other key BEVs.
With respect to the impact on Toyota’s financial position and results of operations for the fiscal year ending March 31, 2027, and subsequent periods, it is not possible at this time to reasonably estimate such impact. While Toyota will utilize the results of development to date to the maximum extent possible, the amount, including potential costs such as compensation to business partners, will be determined through ongoing investigations and discussions with business partners.

ITEM 19. EXHIBITS

Index to Exhibit

1.1	Amended and Restated Articles of Incorporation of the Registrant (English translation) (incorporated by reference to Exhibit 1.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on June 18, 2025 (file no. 001-14948))

1.2	Amended and Restated Regulations of the Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 1.2 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on June 18, 2025 (file no. 001-14948))

2.1	Amended and Restated Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 2.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2021, filed with the SEC on June 24, 2021 (file no. 001-14948))

2.2	Form of Amended and Restated Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 to Toyota’s Registration Statement on Form F-6, filed with the SEC on September 21, 2021 (file no. 333-259683))

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

2.4	Description of Toyota’s Common Stock (incorporated by reference to “Item 10.B. Memorandum and Articles of Incorporation” of this annual report)

2.5	Description of Toyota’s American Depositary Shares (incorporated by reference to Exhibit 2.5 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022, filed with the SEC on June 23, 2022 (file no. 001-14948))

8.1	List of Principal Subsidiaries (See “Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its members of the Board of Directors and operating officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation)

12.1	Certifications of the Registrant’s Chief Executive Officer and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chief Executive Officer and Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firm

19.1	Insider Trading Policy of the Registrant

97.1	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 to Toyota’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on June 25, 2024 (file no. 001-14948))

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	The cover page for the registrant’s Annual Report on Form 20-F for the year ended March 31, 2026, has been formatted in Inline XBRL

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOYOTA MOTOR CORPORATION

By:	/s/ Takanori Azuma
Name:	Takanori Azuma
Title:	Chief Officer, Accounting Group

Date: June 10, 2026